Filed Pursuant to Rule 424(b)(4)

Registration No. 333-130951

PROSPECTUS

6,300,000 Shares

Common Stock

All of the shares of our common stock in the offering are being sold by HCG Holdings LLC, the selling stockholder. We will not receive any proceeds from the sale of any shares of our common stock in this offering.

Our common stock is quoted on the NASDAQ National Market under the symbol “HURN.” The last reported sale price of our common stock on February 2, 2006 was $28.06 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common stock in “ Risk factors” beginning on page 12 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$27.00	$170,100,000
Underwriting discounts and commissions	$1.35	$8,505,000
Proceeds, before expenses, to the selling stockholder	$25.65	$161,595,000

The underwriters may also purchase up to an additional 945,000 shares of common stock from the selling stockholder at the public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus to cover over-allotments, if any. If the underwriters exercise this option in full, the total underwriting discounts and commissions will be $9,780,750 and total proceeds, before expenses, to the selling stockholder will be $185,834,250.

The underwriters are offering the common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about February 8, 2006.

UBS Investment Bank	William Blair & Company	Deutsche Bank Securities

Robert W. Baird & Co.

The date of this prospectus is February 3, 2006.

You should only rely on the information contained in this prospectus. Neither we, the selling stockholder nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholder is offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

Huron Consulting Group Inc., Huron Consulting Group, our logo and certain other names of our services are our trademarks, trade names or service marks. Each trademark, trade name or service mark of any other company appearing in this prospectus belongs to its holder.

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Prospectus summary

The following is a summary of some of the information contained in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk factors” and the consolidated financial statements and notes to those financial statements included elsewhere in this prospectus. In this prospectus, unless the context otherwise requires, the terms “Huron,” “company,” “we,” “us” and “our” refer to Huron Consulting Group Inc. and its subsidiaries.

OUR BUSINESS

We are an independent provider of financial and operational consulting services. Our highly experienced and credentialed professionals employ their expertise in accounting, finance, economics and operations to provide our clients with specialized analysis and customized advice and solutions that are tailored to address each client’s particular challenges and opportunities.

We provide our services through two segments: Financial Consulting and Operational Consulting. Our Financial Consulting segment provides services that help clients effectively address complex challenges that arise from litigation, disputes, investigations, regulation, financial distress and other sources of significant conflict or change. Our services in this segment include financial and economic analysis; forensic accounting; expert support and testimony services; restructuring, turnaround and bankruptcy advisory services; valuation analysis; and interim management, organizational renewal and turnaround services and other crisis management services. Our Operational Consulting segment provides services that help clients improve the overall efficiency and effectiveness of their operations, reduce costs, manage regulatory compliance and maximize procurement efficiency. For both the year ended December 31, 2004 and the nine months ended September 30, 2005, we derived 57.9% of our revenues from Financial Consulting and 42.1% of our revenues from Operational Consulting.

We believe many organizations are facing increasingly large and complex business disputes and lawsuits, a growing number of regulatory and internal investigations and more intense public scrutiny. Concurrently, we believe increased competition and regulation are presenting significant operational and financial challenges for organizations. Distressed companies are responding to these challenges by restructuring and reorganizing their businesses and capital structures, while financially healthy organizations are striving to take advantage of business opportunities by improving operations, reducing costs and maximizing revenue. Many organizations have limited dedicated resources to respond effectively to these challenges and opportunities. Consequently, we believe these organizations will increasingly seek to augment their internal resources with experienced independent consultants like us.

We provide our services to a wide variety of both financially sound and distressed organizations, including Fortune 500 companies, medium-sized businesses, leading academic institutions, healthcare organizations and the law firms that represent these various organizations. Since commencing operations in May 2002, we have conducted over 2,500 engagements for over 1,400 clients, and we have worked on engagements with 37 of the 40 largest U.S. law firms listed in The American Lawyer 2005 Am Law 100.

As of December 31, 2005, we had 773 employees, including 632 billable professionals, whom we refer to as consultants. In addition to our headquarters in Chicago, we have five other core offices located in Boston, Houston, New York City, San Francisco and Washington, D.C. and two smaller offices located in Charlotte and Los Angeles.

OUR HISTORY

Huron was formed in March 2002 and commenced operations in May 2002. We were founded by a core group of experienced financial and operational consultants that consisted primarily of former Arthur

Andersen LLP partners and professionals, including our Chief Executive Officer, Gary E. Holdren, with equity sponsorship from a group of investors led by Lake Capital Management LLC. For purposes of holding their investment in us, these investors formed HCG Holdings LLC, a Delaware limited liability company. HCG Holdings LLC, the selling stockholder in this offering, currently owns approximately 50.5% of our outstanding common stock. After giving effect to this offering (without giving effect to the underwriters’ over-allotment option), HCG Holdings LLC will own approximately 14.0% of our outstanding common stock. As a result, HCG Holdings LLC will continue to have the power to significantly influence the outcome of all matters submitted to our stockholders for approval after the consummation of this offering. See “Prospectus summary—HCG Holdings LLC,” “Certain relationships and related transactions” and “Principal and selling stockholders” for further information.

We created Huron because we believed that a financial and operational consulting business that is unaffiliated with a public accounting firm is better suited to serve its clients’ needs. As an independent consulting firm, Huron is not subject to the legal restrictions placed on public accounting firms that prohibit them from providing certain non-audit services to their audit clients. We also believe that many other consulting firms provide only a limited scope of services and, therefore, a company such as ours with a wide array of services would be better positioned to serve the diverse and complex needs of various organizations.

In October 2004, we completed our initial public offering and our common stock began trading on the NASDAQ National Market.

In May 2005, we acquired Speltz & Weis LLC, a specialized consulting firm that consisted of 26 consultants, so that our Financial Consulting segment can provide interim management, organizational renewal and turnaround services and other crisis management services to distressed hospitals and other healthcare facilities.

OUR COMPETITIVE STRENGTHS

We believe our key competitive strengths include:

➢	Experienced and highly qualified consultants. Our consultants combine proficiency in accounting, finance, economics and operations with deep knowledge of specific industries. In addition, many of our consultants are highly credentialed and include certified public accountants, MBAs, accredited valuation specialists and forensic accountants.

➢	Independent provider of financial and operational consulting services. We believe increased regulations, growing public scrutiny and concern regarding auditor conflicts of interests provide us with a competitive advantage over public accounting firms in securing consulting engagements. We also believe that the relatively small number of large public accounting firms leads some organizations to engage independent consultants like us to preserve their flexibility to hire large public accounting firms for audit or other attest services.

➢	Complementary service offerings and integrated approach. We offer a broad array of financial and operational consulting services that can be delivered through teams of consultants from our different practices. Our integrated approach enables us to provide solutions tailored to specific client needs. In addition, our range of service offerings reduces our dependence on any one service offering or industry, provides a stimulating work environment for our consultants and enhances our flexibility in managing the utilization and career development of our directors, managers, associates and analysts.

➢	Distinctive culture. We believe we have been successful in attracting and retaining top talent because of our distinctive culture, which combines the energy and flexibility of a high-growth company with the professionalism of a major professional services firm. We believe our performance-based compensation program, which both recognizes individual performance and reinforces teamwork, also contributes to our recruiting and retention success.

OUR GROWTH STRATEGY

We have grown significantly since we commenced operations, nearly tripling the number of our consultants from 213 on May 31, 2002 to 632 on December 31, 2005. We believe there are a number of opportunities to continue to grow our business, including:

➢	Attracting additional highly qualified consultants. We believe our stimulating work environment, performance-based compensation program and distinctive culture will enable us to attract additional top talent from other consulting firms, accounting firms, targeted industries and on-campus recruiting. In the near term, our focus will primarily be on hiring and developing additional managers, associates and analysts to expand support for our existing practices and better leverage our managing directors and directors.

➢	Growing our existing relationships and developing new relationships. We work hard to maintain and grow our existing client and law firm relationships. The goodwill created from these relationships leads to referrals from satisfied clients and their law firms, which also enables us to secure engagements with new clients. We intend to focus on the following principal client areas: (1) lawyers and their law firms; (2) the general counsel of Fortune 1000 companies; (3) higher education and research institutions; (4) the healthcare sector (which includes providers, payors and pharmaceutical companies); (5) distressed companies and industries; and (6) the CFOs and COOs of companies with revenues of $1 billion to $20 billion.

➢	Continuing to promote and deliver an integrated approach to service delivery. We will continue to utilize our experience with the financial and operational challenges facing our clients to identify and provide additional value-added services as part of an integrated solution. Frequently, a particular engagement is expanded or a new engagement secured with an existing client as a direct result of our quality work for that client.

➢	Continuing to build our brand. We intend to continue to build our reputation and a common identity for the services we provide under the Huron brand name. We believe that using a common brand name and identity for our services enhances our visibility in the marketplace and improves our ability to compete for new business.

➢	Expanding our service offerings. We believe there will be opportunities to expand our current capabilities or broaden the scope of our existing services, and we will evaluate these in response to client and general market demands. For example, given the challenges faced by general counsels regarding legal compliance and litigation management, we believe the general counsel market represents a large growth opportunity.

➢	Pursuing strategic acquisitions. We intend to evaluate select acquisitions of complementary businesses as another means to broaden the scope or depth of our capabilities and expand our client base.

RISKS RELATING TO OUR BUSINESS AND GROWTH STRATEGY

While we believe focusing on the key areas set forth above will provide us with opportunities to reach our goals, there are a number of risks and uncertainties that may limit our ability to achieve our goals, including that:

➢	our success depends largely on our ability to attract, develop, motivate and retain highly skilled individuals in an industry where there is great competition for talent;

➢	growing our business places demands on our management and internal systems, processes and controls, and the increased costs associated with successfully managing these demands may adversely affect our profitability;

➢	our profitability depends to a large extent on the utilization and billing rates for our consultants, which are affected by a number of factors, many of which are beyond our control;

➢	our ability to maintain and attract new business depends upon our reputation, the professional reputation of our consultants and the quality of our services, and any factor that diminishes our reputation or that of our consultants or calls into question the quality of our services could make it substantially more difficult for us to attract new engagements and clients;

➢	our ability to build our brand could be negatively impacted if another company were to successfully challenge our right to use the Huron name, or if we were unable to prevent a competitor from using a name that is similar to our name; and

➢	our industry includes a large number of participants and is intensely competitive, and, if we are unable to compete successfully, our financial results will be adversely affected.

For more information about these and other risks related to our business and an investment in our common stock, see “Risk factors” beginning on page 12. You should consider carefully all of these risks before making an investment in our common stock.

HCG HOLDINGS LLC

HCG Holdings LLC, the selling stockholder in this offering, currently owns approximately 50.5% of our outstanding common stock. After giving effect to this offering (without giving effect to the underwriters’ over-allotment option), HCG Holdings LLC will own approximately 14.0% of our outstanding common stock. HCG Holdings LLC is controlled by Lake Capital Partners LP and Lake Capital Management LLC. The remaining equity interests in HCG Holdings LLC are held by certain other institutional investors, some of our executive officers and 23 of our other managing directors, two of our board members and 32 other holders. Our executive officers and board members holding interests in HCG Holdings LLC include George Massaro, our Vice Chairman and a board member, Gary Burge, our Chief Financial Officer, Daniel Broadhurst, our Vice President of Operations, and John McCartney, a board member. These individuals collectively hold 0.4% of the common interests in HCG Holdings LLC. On January 17, 2006, HCG Holdings LLC redeemed the 1.7% common membership interest formerly held by Gary Holdren, our Chief Executive Officer and a board member, in exchange for 149,347 shares of our common stock owned by HCG Holdings LLC and cash consideration in the amount of approximately $2,200. These shares of common stock will not be sold in this offering. In addition, Paul Yovovich, who was a member of our board of directors until January 31, 2006, is president and a member of Lake Capital Management LLC and controls Lake Capital Partners LP. Mr. Yovovich also directly holds 3.0% of the common interests in HCG Holdings LLC.

POST-OFFERING CORPORATE STRUCTURE AND OWNERSHIP

The following organizational chart sets forth the corporate structure and percentage ownership of common interests in HCG Holdings LLC and of our common stock after giving effect to this offering (without giving effect to the exercise of the underwriters’ over-allotment option). Our post-offering ownership structure does not give effect to 1,304,688 shares of common stock issuable upon the exercise of outstanding options at December 31, 2005.

(1)	The common interests in HCG Holdings LLC held by this group reflects the interests held by 23 of our managing directors that are not executive officers. None of these 23 managing directors owns more than 1.0% of the common interests in HCG Holdings LLC.
(2)	Lake Capital Partners LP and Lake Capital Management LLC own 40.9% and 0.1%, respectively, of the common interests in HCG Holdings LLC and collectively have investment and voting control over the shares of our common stock held by HCG Holdings LLC. Lake Capital Investment Partners LP is the sole general partner of Lake Capital Partners LP and Lake Partners LLC is the sole general partner of Lake Capital Investment Partners LP. Terence M. Graunke and Paul G. Yovovich are the

(Footnotes continued on following page.)

members and managers of Lake Partners LLC as well as members of an investment committee of Lake Capital Investment Partners LP and, in such roles, these individuals have investment and voting control over, and may be deemed to be the beneficial owners of, the shares ultimately controlled by Lake Capital Investment Partners LP. Mr. Graunke is also the controlling member of Lake Capital Management LLC and, pursuant to the Lake Capital Management LLC operating agreement, has investment and voting control over, and may be deemed to be the beneficial owner of, the shares controlled by that entity. Each of Mr. Graunke and Mr. Yovovich disclaims beneficial ownership of the shares of common stock owned by HCG Holdings LLC. Each of Mr. Graunke and Mr. Yovovich individually own 4.0% and 3.0%, respectively, of the common interests in HCG Holdings LLC.

(3)	The PPM America Funds consist of PPM America Private Equity Fund, L.P. and a related fund, Old Hickory Fund I, LLC, which own 31.5% and 0.2%, respectively, of the common interests in HCG Holdings LLC. The Goldman Sachs Funds consist of seven related Goldman Sachs private equity funds, consisting of GS Private Equity Partners 2000, L.P., GS Private Equity Partners 2000 Offshore Holdings, L.P., GS Private Equity Partners 2000—Direct Investment Fund, L.P., GS Private Equity Partners 2002, L.P., GS Private Equity Partners 2002 Offshore Holdings, L.P., GS Private Equity Partners 2002—Direct Investment Fund, L.P. and GS Private Equity Partners 2002 Employee Fund, L.P., each of which owns 3.1%, 1.1%, 1.2%, 1.0%, 2.6%, 0.9% and 0.4%, respectively, of the common interests in HCG Holdings LLC.
(4)	This group consists of 28 other investors holding the interests. None of the holders in this group own more than 1.0% of the common interests in HCG Holdings LLC, except for The Hamilton Companies LLC, which owns 1.4% of the common interests.
(5)	For purposes of this chart, Mr. Holdren has been attributed with ownership of 5.1% of the common stock, which is held in a trust for the benefit of the family of Mr. Holdren. See “Principal and selling stockholders.”

CORPORATE INFORMATION

We were incorporated in Delaware in March 2002 and commenced operations in May 2002. We conduct all of our consulting activities through our wholly-owned subsidiaries, Huron Consulting Services LLC and Speltz & Weis LLC. Our headquarters are located at 550 West Van Buren Street, Chicago, Illinois 60607 and our telephone number is (312) 583-8700. Our web site is www.huronconsultinggroup.com. Information contained on our web site is not incorporated by reference into this prospectus. You should not consider information contained on our web site as part of this prospectus.

RECENT DEVELOPMENTS

For the fourth quarter of 2005, we expect to report revenues of approximately $55 million to $56 million compared to $40.8 million for the fourth quarter of 2004, operating income of approximately $7.5 million to $8.5 million compared to $4.6 million for the fourth quarter of 2004, and GAAP earnings per diluted share of approximately $0.26 to $0.27 compared to $0.15 for the comparable quarter last year. These preliminary results are after deducting offering costs payable by us totaling approximately $0.1 million, or $0.005 per share, for the fourth quarter of 2005. These offering costs include costs for both the offering that was withdrawn in November 2005 and this current offering. These preliminary results are also after deducting stock-based compensation expense of approximately $2 million for the fourth quarter of 2005. For this period, we did not adopt Statement of Financial Accounting Standards (SFAS) No. 123R, “Share-Based Payment,” which would not have had a material impact on fourth quarter 2005 results.

Our utilization rate for the fourth quarter was 77.4% compared to 77.8% in the fourth quarter of 2004. Average billing rate per hour for the quarter is expected to be in the range of $246 to $250 compared to $243 for the fourth quarter of 2004.

For the year ended December 31, 2005, we expect to report revenues of approximately $206 million to $207 million compared to $159.6 million for the year ended December 31, 2004, operating income of approximately $31 million to $32 million compared to $19.7 million for 2004, and GAAP earnings per diluted share of approximately $1.05 to $1.06 compared to $0.72 for 2004. These preliminary results are after deducting offering costs payable by us totaling approximately $0.5 million, or $0.03 per share, for the year. These offering costs include costs for both the offering that was withdrawn in November 2005 and this current offering. These preliminary results are also after deducting stock-based compensation expense of approximately $7 million for the year. For this period, we did not adopt SFAS No. 123R, which would not have had a material impact on full year 2005 results.

Our utilization rate for the full year 2005 was 76.5% compared to 72.2% for the prior year. Average billing rate per hour is expected to be in the range of $248 to $249 compared to $239 for the prior year. We finished the year with 632 billable consultants versus 483 billable consultants at the end of 2004.

The final financial results for the fourth quarter and the year ended 2005 may differ, and may be materially different, from the preliminary financial results we are reporting due to completion of annual audit procedures, final adjustments and other developments that may arise between now and the time the financial results are finalized for these periods. Accordingly, you should not place undue reliance on these preliminary financial results.

The offering

Common stock offered by the selling stockholder	6,300,000 shares

Common stock to be outstanding immediately after this offering	17,248,379 shares

Over-allotment option	945,000 shares to be offered by the selling stockholder if the underwriters exercise the over-allotment option in full.

NASDAQ National Market symbol	HURN

Use of proceeds	We will not receive any proceeds from the sale of shares by the selling stockholder.

Unless otherwise indicated, all information in this prospectus assumes the underwriters do not exercise their over-allotment option, which entitles them to purchase up to 945,000 additional shares of our common stock from the selling stockholder.

The number of shares of our common stock outstanding immediately after this offering is based on the number of shares outstanding at December 31, 2005. This number does not include:

➢	1,304,688 shares of common stock issuable upon the exercise of outstanding stock options issued under our equity incentive plans, with a weighted average exercise price of $2.15 per share; and

➢	597,747 shares reserved and available for future grant or issuance under our 2004 Omnibus Stock Plan.

We have agreed to pay the expenses associated with this offering, other than the underwriting discounts and commissions.

Summary historical consolidated and pro forma financial and other operating data

We have derived the following summary historical consolidated financial data for the period from March 19, 2002 (inception) to December 31, 2002 and for the years ended December 31, 2003 and 2004 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the following summary historical consolidated financial data for the nine months ended September 30, 2004 and 2005 and as of September 30, 2005 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments of a normal recurring nature necessary for the fair presentation of our results of operations and financial position for such periods.

The historical consolidated statements of operations and other operating data for the nine months ended September 30, 2005 includes the results of operations and other operating data of Speltz & Weis LLC since May 9, 2005, the date of its acquisition. In order to present data that is useful for comparative purposes, we have provided pro forma statements of operations data for the year ended December 31, 2004 and the nine months ended September 30, 2005, which gives pro forma effect to our May 2005 acquisition of Speltz & Weis LLC as if the acquisition was consummated at the beginning of the periods presented. The pro forma statements of operations data is not necessarily indicative of what actually would have occurred if the acquisition had been effective for the periods presented and should not be taken as representative of our future consolidated results of operations.

The summary historical consolidated and pro forma financial and other operating data set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Selected consolidated financial and other operating data,” “Management’s discussion and analysis of financial condition and results of operations,” our consolidated financial statements and related notes, Speltz & Weis LLC’s financial statements and related notes and the unaudited pro forma financial statements and related notes, in each case, included elsewhere in this prospectus.

	Mar. 19, 2002 (inception) to Dec. 31, 2002	Year Ended December 31,			Nine Months Ended September 30,
				Pro Forma			Pro Forma
Consolidated statements of operations data:		2003	2004	2004	2004	2005	2005
				(unaudited)	(unaudited)
	(in thousands, except per share and other operating data)
Revenues	$35,101	$101,486	$159,550	$178,577	$118,713	$151,586	$159,867
Reimbursable expenses	2,921	8,808	14,361	16,024	10,315	13,901	14,686

Total revenues and reimbursable expenses	38,022	110,294	173,911	194,601	129,028	165,487	174,553
Direct costs and reimbursable expenses (exclusive of depreciation and amortization shown in operating expenses)(1):
Direct costs	26,055	69,374	92,270	105,311	69,672	81,653	87,843
Stock-based compensation	—	27	978	978	330	3,641	3,641
Intangible assets amortization	—	—	—	1,900	—	1,067	2,024
Reimbursable expenses	2,921	8,929	14,281	15,944	10,226	14,065	14,847

Total direct costs and reimbursable expenses	28,976	78,330	107,529	124,133	80,228	100,426	108,355

Operating expenses:
Selling, general and administrative	8,813	25,171	40,425	40,736	28,411	36,251	36,322
Stock-based compensation	—	14	433	433	113	1,352	1,352
Depreciation and amortization	3,048	5,328	2,365	2,790	1,682	3,861	4,059
Restructuring charges	—	—	3,475	3,475	3,475	—	—
Management and advisory fees paid to related parties	2,750	—	—	—	—	—	—
Loss on lease abandonment	—	1,668	—	—	—	—	—
Organization costs	965	—	—	—	—	—	—

Total operating expenses	15,576	32,181	46,698	47,434	33,681	41,464	41,733

Operating income (loss)	(6,530)	(217)	19,684	23,034	15,119	23,597	24,465
Other (income) expense:
Interest (income) expense, net	332	856	692	796	735	(313)	(276)
Other (income) expense	1	112	—	—	—	36	36)

Total other (income) expense	333	968	692	796	735	(277)	(240)

Income (loss) before provision (benefit) for income taxes	(6,863)	(1,185)	18,992	22,238	14,384	23,874	24,705
Provision (benefit) for income taxes	(2,697)	(122)	8,128	9,810	6,042	10,624	11,084

Net income (loss)	(4,166)	(1,063)	10,864	12,428	8,342	13,250	13,621
Accrued dividends on 8% preferred stock	646	1,066	931	931	857	—	—

Net income (loss) attributable to common stockholders	$(4,812)	$(2,129)	$9,933	$11,497	$7,485	$13,250	$13,621

Net income (loss) attributable to common stockholders per share(2):
Basic	$(0.41)	$(0.18)	$0.77	$0.90	$0.57	$0.85	$0.87
Diluted	$(0.41)	$(0.18)	$0.72	$0.84	$0.53	$0.79	$0.81

Weighted average shares used in calculating net income (loss) attributable to common stockholders per share(2):
Basic	11,803	11,871	12,820	12,820	12,068	15,657	15,657
Diluted	11,803	11,871	13,765	13,765	13,045	16,801	16,801

Cash dividend per common share(3)	$—	$—	$0.09	$0.09	$—	$—	$—

(See footnotes on the following page.)

	Mar. 19, 2002 (inception) to Dec. 31, 2002	Year Ended December 31,		Nine Months Ended September 30,
Other operating data (unaudited):		2003	2004	2004	2005
Number of consultants (at end of period)(4)	262	477	483	489	626
Average number of consultants (for the period)	247	361	485	485	543
Utilization rate(5)	57.3%	66.1%	72.2%	70.5%	76.2%
Average billing rate per hour(6)	$206	$217	$239	$237	$249

Consolidated balance sheet data:	As of September 30, 2005
(unaudited) (in thousands)
Cash and cash equivalents	$21,875
Working capital	$46,341
Total assets	$115,402
Long-term debt(7)	$2,000
Total stockholders’ equity	$69,607

(1)	Intangible assets amortization relating to customer contracts is presented as a component of total direct costs. Depreciation, amortization of leasehold improvements and amortization of intangible assets relating to customer relationships are presented as a component of operating expenses.
(2)	Adjusted for a 1 for 2.3 reverse stock split effected on October 5, 2004.
(3)	On May 12, 2004, we declared a special dividend on each outstanding share of our common stock and 8% preferred stock payable to holders of record on May 25, 2004. We paid the special dividend on June 29, 2004. The 8% preferred stock participated on an as converted basis. The aggregate amount of the dividend was $1.25 million, or $0.09 per share of common stock and $9.64 per share of 8% preferred stock. Other than the special dividend, we have not declared or paid any dividends on our common stock since our inception and do not intend to pay any dividends on our common stock in the foreseeable future.
(4)	Consultants consist of our billable professionals, excluding interns and independent contractors.
(5)	We calculate the utilization rate for our consultants by dividing the number of hours all of our consultants worked on client assignments during a period by the total available working hours for all of our consultants during the same period, assuming a forty-hour work week, less paid holidays and vacation days.
(6)	Average billing rate per hour is calculated by dividing revenues for a period by the number of hours worked on client assignments during the same period.
(7)	Consists of notes payable, net of current portion, issued in connection with the acquisition of Speltz & Weis LLC.

Risk factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks below before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. In such an event, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Our inability to retain our senior management team and other managing directors would be detrimental to the success of our business.

We rely heavily on our senior management team, including Gary Holdren, our Chief Executive Officer, George Massaro, our Vice Chairman, Daniel Broadhurst, our Vice President of Operations, Gary Burge, our Chief Financial Officer and Treasurer, and other managing directors, and our ability to retain them is particularly important to our future success. During 2006, Mr. Massaro intends to reduce his workload to a part time, or approximately one-third, basis and to dedicate his efforts to strategic initiatives for us, including major client assignments. Given the highly specialized nature of our services, these people must have a thorough understanding of our service offerings as well as the skills and experience necessary to manage an organization consisting of a diverse group of professionals. In addition, we rely on our senior management team and other managing directors to generate and market our business. Further, in light of our limited operating history, our senior management’s and other managing directors’ personal reputations and relationships with our clients are a critical element in obtaining and maintaining client engagements. Although we enter into non-solicitation agreements with our senior management team and other managing directors, we do not enter into non-competition agreements. Accordingly, members of our senior management team and our other managing directors are not contractually prohibited from leaving or joining one of our competitors, and some of our clients could choose to use the services of that competitor instead of our services. In addition, our executive officers holding interests in HCG Holdings LLC consist of Messrs. Massaro, Broadhurst and Burge. These individuals collectively hold 0.3% of the common interests in HCG Holdings LLC. If any of the above-described individuals realize substantial financial benefits as a result of their securities ownership in HCG Holdings LLC, their financial incentive to stay with us may be reduced. If one or more members of our senior management team or our other managing directors leave and we cannot replace them with a suitable candidate quickly, we could experience difficulty in securing and successfully completing engagements and managing our business properly, which could harm our business prospects and results of operations.

Our inability to hire and retain talented people in an industry where there is great competition for talent could have a serious negative effect on our prospects and results of operations.

Our business involves the delivery of professional services and is highly labor-intensive. Our success depends largely on our general ability to attract, develop, motivate and retain highly skilled consultants. The loss of a significant number of our consultants or the inability to attract, hire, develop, train and retain additional skilled personnel could have a serious negative effect on us, including our ability to manage, staff and successfully complete our existing engagements and obtain new engagements. Qualified consultants are in great demand, and we face significant competition for both senior and junior consultants with the requisite credentials and experience. Our principal competition for talent comes from other consulting firms, accounting firms and technical and economic advisory firms, as well as from organizations seeking to staff their internal professional positions. Many of these competitors may be able to offer significantly greater compensation and benefits or more attractive lifestyle choices, career paths or geographic locations than we do. Therefore, we may not be successful in attracting and

Risk factors

retaining the skilled consultants we require to conduct and expand our operations successfully. Increasing competition for these consultants may also significantly increase our labor costs, which could negatively affect our margins and results of operations.

We have experienced net losses for a significant portion of our history, and our limited operating history makes evaluating our business difficult.

We have been operating since May 2002. For the period from March 19, 2002 (inception) through December 31, 2002 and for the year ended December 31, 2003, we experienced net losses of $4.2 million and $1.1 million, respectively. Although we generated net income of $10.9 and $13.3 million for the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively, we may not sustain profitability in the future. Our net losses, among other things, have had, and should net losses occur in the future, will have, an adverse effect on our stockholders’ equity and working capital. To sustain profitability, we must:

➢	attract, integrate, retain and motivate highly qualified consultants;

➢	achieve and maintain adequate utilization and suitable billing rates for our consultants;

➢	expand our existing relationships with our clients and identify new clients in need of our services;

➢	maintain and enhance our brand recognition; and

➢	adapt to meet changes in our markets and competitive developments.

We may not be successful in accomplishing these objectives. Further, our limited operating history makes it difficult to evaluate our business and prospects. Our prospects must be considered in light of the risks, uncertainties, expenses and difficulties frequently encountered by companies in their early stages of development, particularly companies in highly competitive industries. The historical information in this prospectus may not be indicative of our future financial condition and future performance. For example, we expect that our future annual growth rate in revenues will moderate and likely be less than the growth rates experienced in 2003 and 2004.

If we are unable to manage the growth of our business successfully, we may not be able to sustain profitability.

We have grown significantly since we commenced operations, nearly tripling the number of our consultants from 213 on May 31, 2002 to 632 as of December 31, 2005. As we continue to increase the number of our consultants, we may not be able to successfully manage a significantly larger workforce. Additionally, our significant growth has placed demands on our management and our internal systems, procedures and controls and will continue to do so in the future. To successfully manage growth, we must add administrative staff and periodically update and strengthen our operating, financial, accounting and other systems, procedures and controls, which will increase our costs and may adversely affect our gross profits and our ability to sustain profitability if we do not generate increased revenues to offset the costs. This need to augment our support infrastructure due to growth is compounded by our becoming a public reporting company and the increased expense incurred in complying with existing and new regulatory requirements. As a public company, our information and control systems must enable us to prepare accurate and timely financial information and other required disclosure. If we discover deficiencies in our existing information and control systems that impede our ability to satisfy our reporting requirements, we must successfully implement improvements to those systems in an efficient and timely manner.

Risk factors

Our financial results could suffer if we are unable to achieve or maintain adequate utilization and suitable billing rates for our consultants.

Our profitability depends to a large extent on the utilization and billing rates of our consultants. Utilization of our consultants is affected by a number of factors, including:

➢	the number and size of client engagements;

➢	the timing of the commencement, completion and termination of engagements, which in many cases is unpredictable;

➢	our ability to transition our consultants efficiently from completed engagements to new engagements;

➢	the hiring of additional consultants because there is generally a transition period for new consultants that results in a temporary drop in our utilization rate;

➢	unanticipated changes in the scope of client engagements;

➢	our ability to forecast demand for our services and thereby maintain an appropriate level of consultants; and

➢	conditions affecting the industries in which we practice as well as general economic conditions.

The billing rates of our consultants that we are able to charge are also affected by a number of factors, including:

➢	our clients’ perception of our ability to add value through our services;

➢	the market demand for the services we provide;

➢	introduction of new services by us or our competitors;

➢	our competition and the pricing policies of our competitors; and

➢	general economic conditions.

If we are unable to achieve and maintain adequate overall utilization as well as maintain or increase the billing rates for our consultants, our financial results could materially suffer.

A significant portion of our revenues is derived from a limited number of clients, and our engagement agreements, including those related to our largest clients, can be terminated by our clients with little or no notice and without penalty, which may cause our operating results to be unpredictable.

As a consulting firm, we have derived, and expect to continue to derive, a significant portion of our revenues from a limited number of clients. Our ten largest clients accounted for 36.3% of our revenues in the partial year ended December 31, 2002, 32.1% of our revenues in the year ended December 31, 2003, 27.8% of our revenues in the year ended December 31, 2004 and 37.8% of our revenues in the nine months ended September 30, 2005. One of our clients accounted for 11.6% of our revenues in the nine months ended September 30, 2005 and represented 10.2% of our receivables and unbilled services balance as of September 30, 2005. Our clients typically retain us on an engagement-by-engagement basis, rather than under fixed-term contracts; the volume of work performed for any particular client is likely to vary from year to year and a major client in one fiscal period may not require or decide to use our services in any subsequent fiscal period. Moreover, a large portion of our new engagements come from existing clients. Accordingly, the failure to obtain new large engagements or multiple engagements from existing or new clients could have a material adverse effect on the amount of revenues we generate.

Risk factors

In addition, almost all of our engagement agreements can be terminated by our clients with little or no notice and without penalty. For example, in engagements related to litigation, if the litigation were to be settled, our engagement for those services would no longer be necessary and therefore would be terminated. In client engagements that involve multiple engagements or stages, there is a risk that a client may choose not to retain us for additional stages of an engagement or that a client will cancel or delay additional planned engagements. For clients in bankruptcy, a bankruptcy court could elect not to retain our interim management consultants, terminate our retention, require us to reduce our fees for the duration of an engagement or approve claims against fees earned by us prior to or after the bankruptcy filing. For example, shortly after we acquired Speltz & Weis LLC, its largest client, which accounted for approximately 82.8% of its 2004 revenues and which accounted for approximately $10.3 million of our revenues in the nine months ended September 30, 2005, filed for bankruptcy. While the Bankruptcy Court approved our retention, it did so subject to certain fee reductions that we negotiated with the client and certain other interested parties. Depending on the outcome of the bankruptcy proceeding, we may not receive the full amount of these negotiated amounts. Moreover, several parties to the bankruptcy case have reserved their right to challenge fees earned by us and Speltz and Weis prior to the bankruptcy filing on July 5, 2005. Although no such claim has been brought to date, if a claim is brought in the future, the claim could have a material adverse impact on our financial position, results of operations, earnings per share or cash flows in the period in which such claim were resolved. Terminations of engagements, cancellations of portions of the project plan, delays in the work schedule or reductions in fees could result from factors unrelated to our services. When engagements are terminated or reduced, we lose the associated future revenues, and we may not be able to recover associated costs or redeploy the affected employees in a timely manner to minimize the negative impact. In addition, our clients’ ability to terminate engagements with little or no notice and without penalty makes it difficult to predict our operating results in any particular fiscal period.

Our ability to maintain and attract new business depends upon our reputation, the professional reputation of our consultants and the quality of our services.

As a professional services firm, our ability to secure new engagements depends heavily upon our reputation and the individual reputations of our consultants. Any factor that diminishes our reputation or that of our consultants, including not meeting client expectations or misconduct by our consultants, could make it substantially more difficult for us to attract new engagements and clients. Similarly, because we obtain many of our new engagements from former or current clients or from referrals by those clients or by law firms that we have worked with in the past, any client that questions the quality of our work or that of our consultants could impair our ability to secure additional new engagements and clients.

The consulting services industry is highly competitive, and we may not be able to compete effectively.

The consulting services industry in which we operate includes a large number of participants and is intensely competitive. We face competition from other business operations and financial consulting firms, general management consulting firms, the consulting practices of major accounting firms, technical and economic advisory firms, regional and specialty consulting firms and the internal professional resources of organizations. In addition, because there are relatively low barriers to entry, we expect to continue to face additional competition from new entrants into the business operations and financial consulting industries. We have six core offices and two smaller offices in the United States and do not have any international offices. Many of our competitors have a greater national presence and are also international in scope, as well as have significantly greater personnel, financial, technical and marketing resources. In addition, these competitors may generate greater revenues and have greater name recognition than we do. Our ability to compete also depends in part on the ability of our competitors to hire, retain and

Risk factors

motivate skilled consultants, the price at which others offer comparable services and our competitors’ responsiveness to their clients. If we are unable to compete successfully with our existing competitors or with any new competitors, our financial results will be adversely affected.

Additional hiring and acquisitions could disrupt our operations, increase our costs or otherwise harm our business.

Our business strategy is dependent in part upon our ability to grow by hiring individuals or groups of consultants and by potentially acquiring additional complementary businesses. However, we may be unable to identify, hire, acquire or successfully integrate new consultants and complementary businesses without substantial expense, delay or other operational or financial problems. Competition for future hiring and acquisition opportunities in our markets could increase the compensation we offer to potential consultants or the price we pay for businesses we wish to acquire. In addition, we may be unable to achieve the financial, operational and other benefits we anticipate from any hiring or acquisition, including with respect to Speltz &Weis LLC. Hiring additional consultants or acquiring complementary businesses could also involve a number of additional risks, including:

➢	the diversion of management’s time, attention and resources from managing and marketing our company;

➢	the failure to retain key acquired personnel;

➢	the adverse short-term effects on reported operating results from the amortization or write-off of acquired goodwill and other intangible assets, such as described in “Management’s Discussion and Analysis—Subsequent Event”;

➢	potential impairment of existing relationships with our clients, such as client satisfaction or performance problems, whether as a result of integration or management difficulties or otherwise;

➢	the creation of conflicts of interest that require us to decline or resign from engagements that we otherwise could have accepted;

➢	the potential need to raise significant amounts of capital to finance a transaction or the potential issuance of equity securities that could be dilutive to our existing stockholders;

➢	increased costs to improve, coordinate or integrate managerial, operational, financial and administrative systems; and

➢	difficulties in integrating diverse backgrounds and experiences of consultants, including if we experience a transition period for newly hired consultants that results in a temporary drop in our utilization rates or margins.

If we fail to successfully address these risks, our ability to compete may be impaired.

If the number of large bankruptcies declines or other factors cause a decrease in demand for our corporate advisory services, our revenues and profitability could suffer.

Our corporate advisory services practice provides various turnaround, restructuring and bankruptcy services to companies in financial distress or their creditors or other stakeholders. This practice accounted for 23.4% and 12.9% of our revenues for the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively. The decrease is a result of the wind-up of several large bankruptcy engagements. We are typically engaged in connection with a bankruptcy case when the bankruptcy is of the size and complexity that generally requires the debtor or other constituents to retain

Risk factors

the services of financial advisors. A number of other factors also affect demand for this practice. These factors include:

➢	over-expansion by various businesses;

➢	management’s inability to address critical operational and financial issues;

➢	the level of lending activity and over-leveraging of companies; and

➢	challenging general economic conditions in the United States, which have benefited our corporate advisory services practice since we commenced operations.

If the number of large bankruptcies declines or other factors cause a decrease in demand for our corporate advisory services, the revenues from our turnaround, restructuring and bankruptcy services could decline, which could harm our ability to sustain profitability.

The profitability of our fixed-fee engagements with clients may not meet our expectations if we underestimate the cost of these engagements.

Fixed-fee engagements generated approximately 11.8% and 12.2% of our revenues for the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively. When making proposals for fixed-fee engagements, we estimate the costs and timing for completing the engagements. These estimates reflect our best judgment regarding the efficiencies of our methodologies and consultants as we plan to deploy them on engagements. Any increased or unexpected costs or unanticipated delays in connection with the performance of fixed-fee engagements, including delays caused by factors outside our control, could make these contracts less profitable or unprofitable, which would have an adverse effect on our profit margin.

Revenues from our performance-based engagements are difficult to predict, and the timing and extent of recovery of our costs is uncertain.

From time to time, primarily in our corporate advisory services and strategic sourcing practices, we enter into engagement agreements under which our fees include a significant performance-based component. Performance-based fees are contingent on the achievement of specific measures, such as our clients meeting cost-saving or other contractually defined goals. The achievement of these contractually-defined goals is often impacted by factors outside of our control, such as the actions of our client or third parties. Because performance-based fees are contingent, revenues on such engagements, which are recognized when all revenue recognition criteria are met, are not certain and the timing of receipt is difficult to predict and may not occur evenly throughout the year. While performance-based fees comprised 5.1% and 2.5% of our revenues for the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively, we intend to continue to enter into performance-based fee arrangements and these engagements may impact our revenues to a greater extent in the future. Should performance-based fee arrangements represent a greater percentage of our business in the future, we may experience increased volatility in our working capital requirements and greater variations in our quarter-to-quarter results, which could affect the price of our common stock. In addition, an increase in the proportion of performance-based fee arrangements may offset the positive effect on our operating results from increases in our utilization rate or average billing rate per hour. For example, net deferrals of $2.1 million of performance-based fees for services rendered had the effect of reducing our average billing rate per hour for the nine months ended September 30, 2005 by $7.

Conflicts of interest could preclude us from accepting engagements thereby causing decreased utilization and revenues.

We provide services in connection with bankruptcy proceedings and litigation proceedings that usually involve sensitive client information and frequently are adversarial. In connection with bankruptcy

Risk factors

proceedings, we are required by law to be “disinterested” and may not be able to provide multiple services to a particular client. In litigation, we would generally be prohibited from performing services in the same litigation for the party adverse to our client. In addition, our engagement agreement with a client or other business reasons may preclude us from accepting engagements with our clients’ competitors or adversaries. As we increase the size of our operations, the number of conflict situations can be expected to increase. Moreover, in many industries in which we provide services, there has been a continuing trend toward business consolidations and strategic alliances. These consolidations and alliances reduce the number of companies that may seek our services and increase the chances that we will be unable to accept new engagements as a result of conflicts of interest. If we are unable to accept new engagements for any reason, our consultants may become underutilized, which would adversely affect our revenues and results of operations in future periods.

Expanding our service offerings or number of offices may not be profitable.

We may choose to develop new service offerings or open new offices because of market opportunities or client demands. Developing new service offerings involves inherent risks, including:

➢	our inability to estimate demand for the new service offerings;

➢	competition from more established market participants;

➢	a lack of market understanding; and

➢	unanticipated expenses to recruit and hire qualified consultants and to market our new service offerings.

In addition, expanding into new geographic areas and/or expanding current service offerings is challenging and may require integrating new employees into our culture as well as assessing the demand in the applicable market. For example, in August 2003, we established a small office in Palo Alto, California to service the Silicon Valley marketplace and, in September 2003, we established a small office in Miami, Florida to deepen our corporate finance capabilities. These offices did not meet our expectations and, therefore, we subsequently closed those offices and incurred a restructuring charge of $2.1 million in 2004. Also in 2004, we decided to eliminate a service offering of a practice area in our Operational Consulting segment that was not meeting our expectations and incurred a restructuring charge of $1.3 million. If we cannot manage the risks associated with new service offerings or new locations effectively, we are unlikely to be successful in these efforts, which could harm our ability to sustain profitability and our business prospects.

Our engagements could result in professional liability, which could be very costly and hurt our reputation.

Our engagements typically involve complex analyses and the exercise of professional judgment. As a result, we are subject to the risk of professional liability. If a client questions the quality of our work, the client could threaten or bring a lawsuit to recover damages or contest its obligation to pay our fees. Litigation alleging that we performed negligently or breached any other obligations to a client could expose us to significant legal liabilities and, regardless of outcome, is often very costly, could distract our management and could damage our reputation. We are not always able to include provisions in our engagement agreements that are designed to limit our exposure to legal claims relating to our services. Even if these limiting provisions are included in an engagement agreement, they may not protect us or may not be enforceable under some circumstances. In addition, we carry professional liability insurance to cover many of these types of claims, but the policy limits and the breadth of coverage may be inadequate to cover any particular claim or all claims plus the cost of legal defense. For example, we provide services on engagements in which the impact on a client may substantially exceed the limits of

Risk factors

our errors and omissions insurance coverage. If we are found to have professional liability with respect to work performed on such an engagement, we may not have sufficient insurance to cover the entire liability.

Our intellectual property rights in our “Huron Consulting Group” name are important, and any inability to use that name could negatively impact our ability to build brand identity.

We believe that establishing, maintaining and enhancing the “Huron Consulting Group” name is important to our business. We are, however, aware of a number of other companies that use names containing “Huron.” There could be potential trade name or service mark infringement claims brought against us by the users of these similar names and marks and those users may have trade name or service mark rights that are senior to ours. If another company were to successfully challenge our right to use our name, or if we were unable to prevent a competitor from using a name that is similar to our name, our ability to build brand identity could be negatively impacted.

We or some of our consultants could be named in lawsuits because we were founded by former Arthur Andersen LLP partners and professionals and contracted with Arthur Andersen for releases from non-competition agreements.

We were founded by a core group of consultants that consisted primarily of former Arthur Andersen LLP partners and professionals, and we entered into a contract with Arthur Andersen to release these partners and professionals from non-competition agreements with Arthur Andersen. These circumstances might lead creditors of Arthur Andersen and other parties to bring claims against us or some of our managing directors or other consultants seeking recoveries for liabilities of Arthur Andersen and we may not be able to successfully avoid liability for such claims. In addition, litigation of this nature or otherwise could divert the time and attention of our managing directors and consultants, and we could incur substantial defense costs.

As a holding company, we are totally dependent on distributions from our operating subsidiaries to pay dividends or other obligations and there may also be other restrictions on our ability to pay dividends in the future.

We are a holding company with no business operations. Our only significant asset is the outstanding equity interests of our two wholly-owned operating subsidiaries. As a result, we must rely on payments from our subsidiaries to meet our obligations. We currently expect that the earnings and cash flow of our subsidiaries will primarily be retained and used by them in their operations, including servicing any debt obligations they may have now or in the future. Accordingly, although we do not anticipate paying any dividends in the foreseeable future, our subsidiaries may not be able to generate sufficient cash flow to distribute funds to us in order to allow us to pay future dividends on, or make any distribution with respect to, our common stock. Our future credit facilities, other future debt obligations and statutory provisions may also limit our ability to pay dividends or make any distribution in respect of our common stock.

RISKS ASSOCIATED WITH PURCHASING OUR COMMON STOCK IN THIS OFFERING

As a new investor, you will incur immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will experience an immediate and substantial dilution of $22.96 in net tangible book value per share of your investment. This means that the price you pay for the shares you acquire in this offering will be significantly higher than their net tangible book value per share. If we issue additional shares of common stock in the future, you may

Risk factors

experience further dilution in the net tangible book value of your shares. Likewise, you will incur additional dilution if the holders of outstanding options to purchase shares of our common stock at prices below our net tangible book value per share exercise their options after this offering. As of December 31, 2005, there were 1,304,688 shares of common stock issuable upon the exercise of outstanding stock options, with a weighted average exercise price of $2.15 per share.

Sales of a substantial number of shares of our common stock following this offering may adversely affect the market price of our common stock, and the issuance of additional shares will dilute all other stockholdings.

Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that large sales could occur, could cause the market price of our common stock to decline or limit our future ability to raise capital through an offering of equity securities. Of the 17,248,379 shares of our common stock expected to be outstanding upon consummation of this offering: (1) approximately 83.7% will be freely tradable without restriction or further registration under the federal securities laws and (2) approximately 2,800,000 shares will be “restricted securities” under the Securities Act, subject to certain restrictions on the timing, manner and volume of sales of those shares. After consummation of this offering, HCG Holdings LLC and Gary E. Holdren will continue to be entitled to certain registration rights with respect to 2,806,534 restricted shares. In addition, our certificate of incorporation permits the issuance of up to 500,000,000 shares of common stock. As of December 31, 2005, we had an aggregate of approximately 482,602,688 shares of our common stock authorized but unissued. Thus, we have the ability to issue substantial amounts of common stock in the future, which would dilute the percentage ownership held by the investors who purchase our shares in this offering.

We, each member of our board of directors, each of our executive officers and the selling stockholder have agreed for a period of at least 90 days after the date of this prospectus, to not, without the prior written consent of UBS Securities LLC, directly or indirectly, offer to sell, pledge or otherwise dispose of any shares of our common stock, subject to certain permitted exceptions. Following the expiration of the lock-up period, 3,519,263 shares of common stock subject to these agreements, including shares issuable upon the exercise of vested options 90 days after the date of this prospectus, will be available for sale in the public market, subject to vesting of restricted common stock during the lock-up period and the restrictions on sales of “restricted securities” under the Securities Act.

We have adopted four equity incentive plans, one of which was adopted immediately prior to the completion of our initial public offering. See “Management—Equity Incentive Plans” for further information regarding our equity incentive plans. We filed a registration statement on Form S-8 under the Securities Act covering the 2,141,000 shares that are reserved for issuance under our newly adopted plan as well as 1,612,640 shares reserved for issuance upon the exercise of options outstanding under our three other plans. As of December 31, 2005, there were 1,304,688 shares of common stock issuable upon the exercise of outstanding stock options. Accordingly, subject to applicable vesting requirements with respect to options and shares of restricted common stock, exercise with respect to options, the provisions of Rule 144 with respect to affiliates and, if applicable, expiration of the 90 day lock-up agreements, shares registered under that registration statement will be available for sale in the open market.

For a more detailed description of additional shares that may be sold in the future, see the sections of this prospectus captioned “Shares eligible for future sale” and “Underwriting.”

Risk factors

Because HCG Holdings LLC will have the ability to continue to significantly influence us after this offering, the influence of our public stockholders over significant corporate actions will be limited.

After the completion of this offering, HCG Holdings LLC will control approximately 14.0% of our outstanding common stock, or approximately 8.5% if the underwriters exercise their over-allotment option in full. As a result, after this offering, HCG Holdings LLC will continue to have the power to significantly influence all matters submitted to our stockholders, including the election of our directors and amendments to our certificate of incorporation, and will have the ability to significantly influence any transaction that requires the approval of stockholders regardless of whether or not other stockholders believe that any such transactions are in their own best interests. So long as HCG Holdings LLC continues to own a significant amount of the outstanding shares of our common stock, it will continue to be able to strongly influence or effectively control our decisions.

The trading history of our common stock is characterized by low trading volume which can result in price volatility. The value of your investment may be subject to sudden decreases due to the volatility of the price of our common stock.

Our common stock trades on the NASDAQ National Market. Over the past three months, the average daily trading volume of our common stock was approximately 36,800 shares. We cannot predict the extent to which investor interest in us will lead to a more active trading market in our common stock or how liquid that market might become. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace of willing buyers and seller of our common stock at any given time, which presence is dependent upon the individual decisions of investors, over which we have no control.

The closing sales price of our common stock has ranged from a high of $28.40 per share to a low of $18.90 per share since our initial public offering in October 2004. The market price of our common stock may be highly volatile and subject to wide fluctuations in response to numerous factors, including the factors discussed in other risk factors, which could also cause variations in our quarterly results of operations, and the following factors:

➢	press releases or publicity relating to us or our competitors or relating to trends in the industry;

➢	changes in the legal or regulatory environment affecting businesses to which we provide services;

➢	changes in expectations as to our future financial performance, including financial estimates by securities analysts and investors;

➢	the operating and stock performance of other companies that investors may deem comparable;

➢	inability to meet quarterly or annual estimates or targets of our performance; and

➢	general domestic or international economic, market and political conditions.

These factors may adversely affect the trading price of our common stock, regardless of our actual operating performance, and could prevent you from selling your common stock at or above the offering price. In addition, the stock markets from time to time experience extreme price and volume fluctuations that may be unrelated or disproportionate to the operating performance of companies.

In the past, some stockholders have brought securities class action lawsuits against companies following periods of volatility in the market price of their securities. We may in the future be the target of similar litigation. Securities litigation, regardless of whether we are ultimately successful, could result in substantial costs and divert management’s attention and resources.

Risk factors

Provisions of our certificate of incorporation and our bylaws could delay or prevent a takeover of us by a third party.

Our certificate of incorporation and bylaws could delay, defer or prevent a third party from acquiring us, despite the possible benefit to our stockholders, or otherwise adversely affect the price of our common stock. For example, our charter and bylaws:

➢	permit our board of directors to issue one or more series of preferred stock with rights and preferences designated by our board;

➢	impose advance notice requirements for stockholder proposals and nominations of directors to be considered at stockholder meetings;

➢	stagger the terms of our board of directors into three classes;

➢	limit the ability of stockholders to remove directors;

➢	prohibit stockholders from filling vacancies on our board of directors, unless the board of directors submits an election to fill a vacancy to a vote of stockholders;

➢	prohibit stockholders from calling special meetings of stockholders and from taking action by written consent;

➢	grant our board of directors the authority to amend and repeal our bylaws without a stockholder vote and require the approval of at least two-thirds of the voting power of all of the shares of our capital stock entitled to vote generally in the election of directors, voting together as a single class, for stockholders to amend or repeal our bylaws; and

➢	require the approval of not less than two-thirds of the voting power of all of the shares of our capital stock entitled to vote, voting together as a single class, to amend any provision of our charter described in the third through seventh bullet point above or the super majority provision described in this bullet point.

These provisions may discourage potential takeover attempts, discourage bids for our common stock at a premium over market price or adversely affect the market price of, and the voting and other rights of the holders of, our common stock. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors other than the candidates nominated by our board. See “Description of capital stock” for additional information on the anti-takeover measures applicable to us.

We do not anticipate paying any dividends.

We currently expect that we will retain our future earnings, if any, for use in the operation and expansion of our business, and we do not anticipate paying any cash dividends. As a result, our stock may be less attractive to investors who seek dividend payments.

Special note regarding forward-looking statements

Some of the statements under “Prospectus summary,” “Risk factors,” “Management’s discussion and analysis of financial condition and results of operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements within the meaning of Section 27A of the Securities Act. These forward-looking statements reflect our current expectation about our future results, levels of activity, performance or achievements, including, without limitation, that our business continues to grow as currently expected, that we are able to expand our service offerings through our existing consultants and new hires, and that existing market conditions do not change from current expectations. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “intends,” “anticipates,” “believes,” “estimates,” “potential,” or “continue” or the negative of such terms or other comparable terminology. These statements involve known and unknown risks, uncertainties and other factors, including, among others, those described under “Risk factors” and elsewhere in this prospectus, that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Therefore, you should not place undue reliance on our forward-looking statements. Except to the extent required by applicable securities laws, we are under no duty and do not intend to update any of the forward-looking statements after the date of this prospectus.

Use of proceeds

All of the shares of common stock offered by this prospectus are being sold by the selling stockholder. We will not receive any proceeds from the sale of shares by the selling stockholder.

Price range of common stock

Since October 13, 2004, our common stock has been trading on the NASDAQ National Market under the symbol “HURN.” The following table sets forth, on a per share basis and for the period indicated, the high and low closing sales prices for Huron’s common stock as reported by the NASDAQ National Market.

	High	Low
2004:
Fourth Quarter (from October 13, 2004)	$23.95	$18.90
2005:
First Quarter	25.56	19.76
Second Quarter	25.25	19.46
Third Quarter	28.30	23.10
Fourth Quarter	28.40	23.45
2006:
First Quarter (through February 2, 2006)	28.17	23.90

On February 2, 2006, the last reported sale price of our common stock as reported on the NASDAQ National Market was $28.06 per share. As of December 31, 2005, there were 66 holders of record of our common stock.

Dividend policy

On May 12, 2004, we declared a special dividend on each outstanding share of our common stock and 8% preferred stock payable to holders of record on May 25, 2004. We paid the special dividend on June 29, 2004. The 8% preferred stock participated on an as converted basis. The aggregate amount of the dividend was $1.25 million, or $0.09 per share of common stock and $9.64 per share of 8% preferred stock. The payment of the special dividend was funded by our available cash balance and by borrowing availability under our credit agreement, which we repaid the following day. Other than the special dividend, we have not declared or paid any dividends on our common stock since our inception and do not intend to pay any dividends on our common stock in the foreseeable future. We currently expect that we will retain our future earnings, if any, for use in the operation and expansion of our business. Future cash dividends, if any, will be at the discretion of our board of directors and will depend upon, among other things, our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors the board of directors may deem relevant. In addition, our bank credit agreement restricts dividends by requiring $45 million of permanent equity capital, which is defined as the sum of paid-in capital and net income less any distributions.

Capitalization

The following table sets forth our capitalization as of September 30, 2005. The information set forth below should be read in conjunction with “Selected consolidated financial and other operating data,” “Management’s discussion and analysis of financial condition and results of operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of September 30, 2005
(unaudited) (in thousands, except share data)
Cash and cash equivalents	$21,875

Long-term debt(1)	$2,000

Stockholders’ equity:
Common stock, par value $0.01 per share; 500,000,000 shares authorized; 17,276,585 shares issued and 17,214,435 shares outstanding	173
Treasury stock, 62,150 shares, at cost	(1,044)
Additional paid-in capital	76,172
Deferred stock-based compensation	(20,686)
Retained earnings	14,992

Total stockholders’ equity	69,607

Total capitalization	$71,607

(1)	Consists of notes payable, net of current portion, issued in connection with the acquisition of Speltz & Weis LLC.

The outstanding share information as of September 30, 2005 excludes 1,334,193 shares of common stock issuable upon the exercise of outstanding stock options issued under our equity incentive plans, with a weighted average exercise price of $2.20 per share.

Selected consolidated financial and other operating data

We have derived the following selected consolidated financial data as of the end of and for the period from March 19, 2002 (inception) to December 31, 2002 and as of and for the years ended December 31, 2003 and 2004 from our audited consolidated financial statements. We have derived the following selected consolidated financial data for the nine months ended September 30, 2004 and 2005 and as of September 30, 2005 from our unaudited interim consolidated financial statements. The historical consolidated statements of operations and other operating data for the nine months ended September 30, 2005 includes the results of operations and other operating data of Speltz & Weis LLC since May 9, 2005, its date of acquisition. In the opinion of management, the unaudited selected financial data presented below under the headings “Consolidated statement of operations data” and “Consolidated balance sheet data” reflect all adjustments of a normal recurring nature necessary to present fairly our results of operations and financial position for and as of the periods presented. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and the consolidated financial statements and related notes included elsewhere in this prospectus.

Selected consolidated financial and other operating data

	Mar. 19, 2002 (inception) to Dec. 31, 2002	Year Ended December 31,		Nine Months Ended September 30,
Consolidated statements of operations data		2003	2004	2004	2005
				(unaudited)
	(in thousands, except per share and other operating data)
Revenues	$35,101	$101,486	$159,550	$118,713	$151,586
Reimbursable expenses	2,921	8,808	14,361	10,315	13,901

Total revenues and reimbursable expenses	38,022	110,294	173,911	129,028	165,487
Direct costs and reimbursable expenses (exclusive of depreciation and amortization shown in operating expenses)(1):
Direct costs	26,055	69,374	92,270	69,672	81,653
Stock-based compensation	—	27	978	330	3,641
Intangible assets amortization	—	—	—	—	1,067
Reimbursable expenses	2,921	8,929	14,281	10,226	14,065

Total direct costs and reimbursable expenses	28,976	78,330	107,529	80,228	100,426

Operating expenses:
Selling, general and administrative	8,813	25,171	40,425	28,411	36,251
Stock-based compensation	—	14	433	113	1,352
Depreciation and amortization	3,048	5,328	2,365	1,682	3,861
Restructuring charges	—	—	3,475	3,475	—
Management and advisory fees paid to related parties	2,750	—	—	—	—
Loss on lease abandonment	—	1,668	—	—	—
Organization costs	965	—	—	—	—

Total operating expenses	15,576	32,181	46,698	33,681	41,464

Operating income (loss)	(6,530)	(217)	19,684	15,119	23,597
Other (income) expense:
Interest (income) expense, net	332	856	692	735	(313)
Other (income) expense	1	112	—	—	36

Total other (income) expense	333	968	692	735	(277)

Income (loss) before provision (benefit) for income taxes	(6,863)	(1,185)	18,992	14,384	23,874
Provision (benefit) for income taxes	(2,697)	(122)	8,128	6,042	10,624

Net income (loss)	(4,166)	(1,063)	10,864	8,342	13,250
Accrued dividends on 8% preferred stock	646	1,066	931	857	—

Net income (loss) attributable to common stockholders	$(4,812)	$(2,129)	$9,933	$7,485	$13,250

Net income (loss) attributable to common stockholders per share(2):
Basic	$(0.41)	$(0.18)	$0.77	$0.57	$0.85
Diluted	$(0.41)	$(0.18)	$0.72	$0.53	$0.79

Weighted average shares used in calculating net income (loss) attributable to common stockholders per share(2):
Basic	11,803	11,871	12,820	12,068	15,657
Diluted	11,803	11,871	13,765	13,045	16,801

Cash dividend per common share(3)	$—	$—	$0.09	$—	$—

(See footnotes on the following page.)

Selected consolidated financial and other operating data

	Mar. 19, 2002 (inception) to Dec. 31, 2002	Year Ended December 31,		Nine Months Ended September 30, 2005
Other operating data (unaudited):		2003	2004	2004	2005
Number of consultants (at end of period)(4)	262	477	483	489	626
Average number of consultants (for the period)	247	361	485	485	543
Utilization rate(5)	57.3%	66.1%	72.2%	70.5%	76.2%
Average billing rate per hour(6)	$206	$217	$239	$237	$249

	December 31,			September 30, 2005
Consolidated balance sheet data (in thousands):	2002	2003	2004
				(unaudited)
Cash and cash equivalents	$4,449	$4,251	$28,092	$21,875
Working capital	$9,780	$10,159	$42,898	$46,341
Total assets	$26,583	$39,889	$83,219	$115,402
Long-term debt(7)	$10,076	$10,076	$—	$2,000
Total 8% preferred stock(8)	$13,146	$14,212	$—	$—
Total stockholders’ equity (deficit)	$(4,543)	$(6,624)	$49,233	$69,607

(1)	Intangible assets amortization relating to customer contracts is presented as a component of total direct costs. Depreciation, amortization of leasehold improvements and amortization of intangible assets relating to customer relationships are presented as a component of operating expenses.
(2)	Adjusted for a 1 for 2.3 reverse stock split effected on October 5, 2004.
(3)	On May 12, 2004, we declared a special dividend on each outstanding share of our common stock and 8% preferred stock payable to holders of record on May 25, 2004. We paid the special dividend on June 29, 2004. The 8% preferred stock participated on an as converted basis. The aggregate amount of the dividend was $1.25 million, or $0.09 per share of common stock and $9.64 per share of 8% preferred stock. Other than the special dividend, we have not declared or paid any dividends on our common stock since our inception and do not intend to pay any dividends on our common stock in the foreseeable future.
(4)	Consultants consist of our billable professionals, excluding interns and independent contractors.
(5)	We calculate the utilization rate for our consultants by dividing the number of hours all of our consultants worked on client assignments during a period by the total available working hours for all of our consultants during the same period, assuming a forty-hour work week, less paid holidays and vacation days.
(6)	Average billing rate per hour is calculated by dividing revenues for a period by the number of hours worked on client assignments during the same period.
(7)	Consists of 8% promissory notes at December 31, 2002 and 2003. Consists of notes payable, net of current portion, issued in connection with the acquisition of Speltz & Weis LLC at September 30, 2005.
(8)	On October 18, 2004, we used $15.1 million of the proceeds of the initial public offering to redeem all of the outstanding 8% preferred stock, plus cumulative dividends and a liquidation participation amount totaling $2.6 million.

Management’s discussion and analysis of financial condition and results of operations

This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the risks described in “Risk factors” and elsewhere in this prospectus. You should read the following discussion with “Selected consolidated financial and other operating data” and our consolidated financial statements and related notes included elsewhere in this prospectus.

OUR BUSINESS

We are an independent provider of financial and operational consulting services. We commenced operations in May 2002 with a core group of experienced financial and operational consultants, composed primarily of former Arthur Andersen LLP partners and professionals. We have grown significantly since we commenced operations, nearly tripling the number of our consultants from 213 on May 31, 2002 to 632 as of December 31, 2005. In response to strong demand for our services, we began aggressively hiring consultants in the first quarter of 2003 and added over 200 new consultants during 2003. While this aggressive hiring reduced our 2003 utilization rate (determined by dividing the number of hours all of our consultants worked on client assignments during a period by the total available working hours for all of our consultants during the same period, assuming a forty-hour work week, less paid holidays and vacation days) as we integrated our new hires, we believe the early results of this growth initiative are evident in our financial results. Revenues in 2002 totaled $35.1 million for our first eight months of operations and rose to $101.5 million in 2003, our first full year of operations. Revenues in 2004 totaled $159.6 million, a 57.2% increase from 2003. Revenues for the nine months ended September 30, 2005 totaled $151.6 million, a 27.7% increase from revenues of $118.7 million in the nine months ended September 30, 2004.

We provide our services through two segments: Financial Consulting and Operational Consulting. Our Financial Consulting segment provides services that help clients effectively address complex challenges that arise from litigation, disputes, investigations, regulation, financial distress and other sources of significant conflict or change. Our Operational Consulting segment provides services that help clients improve the overall efficiency and effectiveness of their operations, reduce costs, manage regulatory compliance and maximize procurement efficiency.

Revenues

We derive all of our revenues from providing financial and operational consulting services through three principal types of billing arrangements consisting of time-and-expense, fixed-fee and performance-based. We manage our business on the basis of revenues before reimbursable expenses. We believe this is the most accurate reflection of our consulting services because it eliminates the effect of reimbursable expenses that we bill to our clients at cost.

Since our inception, most of our revenues have been generated from time-and-expense engagements. In time-and-expense engagements, fees are based on the hours incurred at agreed upon billing rates. Time-and-expense engagements represented approximately 83.1% of our revenues in 2004 and 85.3% of our revenues for the nine months ended September 30, 2005.

In fixed-fee engagements, we agree to a pre-established fee in exchange for a pre-determined set of consulting services. We set the fees based on our estimates of the costs and timing for completing the fixed-fee engagements. It is the client’s expectation in these engagements that the pre-established fee will

Management’s discussion and analysis of financial condition and results of operations not be exceeded except in mutually agreed upon circumstances. For the year ended December 31, 2004 and the nine months ended September 30, 2005, fixed-fee engagements represented approximately 11.8% and 12.2%, respectively, of our revenues.

Performance-based fee engagements generally tie fees to the attainment of contractually defined objectives. We enter into performance-based engagements in essentially two forms. First, we generally earn fees that are directly related to the savings formally acknowledged by the client as a result of adopting our recommendations for improving cost effectiveness in the procurement area. Second, we have performance-based engagements in which we earn a success fee when and if certain pre-defined outcomes occur. Often this type of success fee supplements time-and-expense or fixed-fee engagements. For example, our revenues for the second quarter of 2004 included a $1.6 million success fee earned on a time-and-expense engagement that included a performance-based component related to the completion of a series of asset sales transactions managed on behalf of a single Financial Consulting segment client over a two-year period. While performance-based fee revenues represented approximately 5.1% and 2.5% of our revenues in 2004 and the nine months ended September 30, 2005, respectively, such revenues in the future may cause significant variations in quarterly revenues and operating results due to the timing of achieving the performance-based criteria.

Our quarterly results are impacted principally by our utilization rate, the number of business days in each quarter and the number of our consultants who are available to work. Our utilization rate can be negatively affected by increased hiring because there is generally a transition period for new consultants that results in a temporary drop in our utilization rate. Our utilization rate can also be affected by seasonal variations in the demand for our services from our clients. For example, during the third and fourth quarters of the year, vacations taken by our clients can result in the deferral of spending on existing and new engagements, which would negatively affect our utilization rate. The number of business work days are also affected by the number of vacation days taken by our consultants and holidays in each quarter. We typically have 10% to 15% fewer business work days available in the third and fourth quarters of the year, which can impact revenues during those periods.

Reimbursable expenses

Reimbursable expenses that are billed to clients, primarily relating to travel and out-of-pocket expenses incurred in connection with engagements, are included in total revenues and reimbursable expenses, and typically an equivalent amount of these expenses are included in total direct costs and reimbursable expenses. The amount of reimbursable expenses included in total revenues and reimbursable expenses may not always correspond with the amount of these expenses included in total direct costs and reimbursable expenses due to the fact that revenues from reimbursable expenses associated with performance-based engagements may be deferred and recognized at a later date when the revenue on these engagements is recognized. This treatment can result in a timing difference between when revenue from reimbursable expenses is recognized and when such expenses are recognized in the statement of operations. Such timing differences are eliminated when the performance-based engagement is completed, as total cumulative revenues from reimbursable expenses will equal the total cumulative reimbursable expenses incurred on the engagement.

Total direct costs

Our most significant expenses are costs classified as total direct costs. These total direct costs primarily include direct costs consisting of salaries, performance bonuses, payroll taxes and benefits for consultants, as well as fees paid to independent contractors that we retain to supplement consulting personnel, typically on an as needed basis for specific client engagements.

Management’s discussion and analysis of financial condition and results of operations

Total direct costs also include stock-based compensation, which represents the cost of stock option and restricted stock awards granted to our consultants. Compensation expense for stock-based awards is amortized on a straight-line basis over the vesting period, which is generally four years. As a result of the granting of restricted common stock awards and anticipated future awards, annual stock-based compensation expense will increase in the future. Total direct costs also include intangible assets amortization relating to customer contracts.

Operating expenses

Our operating expenses include selling, general and administrative expenses, which consist primarily of salaries, performance bonuses, payroll taxes and benefits for non-billable professionals. Also included in this category are other sales and marketing related expenses, rent and other office related expenses, and professional fees. Other operating expenses include certain depreciation and amortization expenses not included in total direct costs and stock-based compensation, which represents the cost of stock option and restricted stock awards granted to our non-billable professionals. Compensation expense for stock-based awards is amortized on a straight-line basis over the vesting period, which is generally four years. As a result of the granting of restricted common stock awards and anticipated future awards, annual stock-based compensation expense will increase in the future.

Pursuant to a registration rights agreement with HCG Holdings LLC, we are required to pay the expenses relating to this offering, excluding the underwriting discounts and commissions which will be borne by the selling stockholder. We expect these expenses to have an impact of approximately $0.8 million on our net income for the first quarter of 2006.

Segment results

Segment operating income consists of the revenues generated by a segment, less the direct costs of revenue and selling, general and administrative costs that are incurred directly by the segment. Unallocated corporate costs include costs related to administrative functions that are performed in a centralized manner that are not attributable to a particular segment. These administrative function costs include corporate office support costs, all office facility costs, costs relating to accounting and finance, human resources, legal, marketing, information technology and company-wide business development functions, as well as costs related to overall corporate management.

Beginning January 1, 2005, the forensic technology and discovery services group was moved from the Financial Consulting segment to the Operational Consulting segment to improve marketing synergies with the legal business consulting practice. Previously reported segment information has been reclassified to reflect this change, except for the year ended December 31, 2002 as the effect was immaterial.

INITIAL PUBLIC OFFERING

On October 18, 2004, we completed our initial public offering. In the initial public offering, we sold 3,333,333 shares of common stock and HCG Holdings LLC, the selling stockholder in this offering, sold 1,666,667 shares of common stock at an offering price of $15.50 per share. On October 22, 2004, the underwriters exercised in full their over-allotment option to purchase an additional 750,000 shares of common stock from HCG Holdings LLC. The initial public offering generated gross proceeds to us of $51.7 million, or $48.0 million net of underwriting discounts. We did not receive any proceeds from the shares sold by HCG Holdings LLC. On October 18, 2004, we used $15.1 million of the net proceeds to redeem the outstanding 8% preferred stock, including cumulative dividends and a liquidation participation amount totaling $2.6 million. Also on October 18, 2004, the Company used $10.7 million of the net offering proceeds to repay the notes payable to HCG Holdings LLC, including accrued and unpaid interest of $0.6 million. The costs associated with the initial public offering, which totaled $3.3

Management’s discussion and analysis of financial condition and results of operations million, were paid from the proceeds. On May 9, 2005, we used a portion of the remaining net proceeds from the initial public offering to pay the cash portion of the purchase price for our acquisition of Speltz & Weis LLC. We are using the remaining initial public offering proceeds for general corporate purposes, including working capital and potential business acquisitions.

ACQUISITION OF SPELTZ & WEIS LLC

On May 9, 2005, Huron Consulting Group, Inc. acquired 100% of the outstanding membership interests of Speltz & Weis LLC, a specialized consulting firm that consisted of 26 consultants. With the acquisition of Speltz & Weis LLC, our Financial Consulting segment can provide interim management, organizational renewal and turnaround services and other crisis management services to distressed hospitals and other healthcare facilities.

The aggregate purchase price of the acquisition was $17.2 million, which consisted of $14.0 million cash paid at closing, notes payable totaling $3.0 million payable in three equal annual installments of $1.0 million (together with accrued interest at 4% per annum) beginning on May 8, 2006, and $0.2 million of transaction costs. Additional purchase consideration may be payable based on the performance of Speltz & Weis LLC during the three-year period beginning June 1, 2005 and ending May 30, 2008. Also, additional payments may be made based on the amount of revenues we receive from certain referrals made by Speltz & Weis LLC employees. The acquisition has been accounted for under the purchase method of accounting and the results of Speltz & Weis’ operations have been included within the Financial Consulting segment in our consolidated financial statements since the date of the acquisition.

CRITICAL ACCOUNTING POLICIES

Management’s discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The notes to our consolidated financial statements include disclosure of our significant accounting policies. We review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosures provide accurate information relative to the current economic and business environment. The preparation of financial statements in conformity with GAAP requires management to make assessments, estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Critical accounting policies are those policies that we believe present the most complex or subjective measurements and have the most potential to impact our financial position and operating results. While all decisions regarding accounting policies are important, we believe that there are five accounting policies that could be considered critical. These critical policies, which are presented in detail in the notes to our financial statements, relate to revenue recognition, allowances for doubtful accounts and unbilled services, carrying value of goodwill and other intangible assets, valuation of net deferred tax assets and stock-based compensation.

Revenue recognition

We recognize revenues in accordance with Staff Accounting Bulletin, or SAB, No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB No. 104, “Revenue Recognition.” Revenue is recognized when persuasive evidence of an arrangement exists, the related services are provided, the price is fixed and determinable and collectibility is reasonably assured. Our services are primarily rendered under engagements that require the client to pay on a time-and-expense basis. Fees are based on the hours incurred at agreed-upon rates and recognized as services are provided. Revenues related to fixed-fee engagements are recognized based on estimates of work completed versus the total services to

Management’s discussion and analysis of financial condition and results of operations be provided under the engagement. Losses, if any, on fixed-fee engagements are recognized in the period in which the loss first becomes probable and reasonably estimable. To date, such losses have not been significant. Revenues related to performance-based engagements are recognized when all performance-based criteria are met. We also have contracts with clients to deliver multiple services that are covered under both individual and separate engagement letters. These arrangements allow for our services to be valued and accounted for on a separate basis. Reimbursable expenses related to time-and-expense and fixed-fee engagements are recognized as revenue in the period in which the expense is incurred. Reimbursable expenses subject to performance-based criteria are recognized as revenue when all performance criteria are met. Direct costs incurred on all types of engagements, including performance-based engagements, are recognized in the period in which incurred.

Differences between the timing of billings and the recognition of revenue are recognized as either unbilled services or deferred revenue. Revenues recognized for services performed but not yet billed to clients are recorded as unbilled services. Amounts billed to clients but not yet recognized as revenues are recorded as deferred revenue. Client prepayments and retainers that are unearned are also classified as deferred revenue and recognized over future periods as earned in accordance with the applicable engagement agreement.

Allowances for doubtful accounts and unbilled services

We maintain allowances for doubtful accounts and for services performed but not yet billed for estimated losses based on several factors, including the historical percentages of fee adjustments and write-offs by practice group, an assessment of a client’s ability to make required payments and the estimated cash realization from amounts due from clients. The allowances are assessed by management on a quarterly basis. If the financial condition of a client deteriorates in the future, impacting the client’s ability to make payments, an increase to our allowance might be required or our allowance may not be sufficient to cover actual write-offs.

The provision for doubtful accounts and unbilled services is recorded as a reduction in revenue to the extent the provision relates to fee adjustments and other discretionary pricing adjustments. To the extent the provision relates to a client’s inability to make required payments, the provision is recorded in operating expenses.

Carrying value of goodwill and other intangible assets

Goodwill represents the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed. Our goodwill balance as of September 30, 2005 was $14.6 million, which resulted from the acquisition of Speltz & Weis LLC in the second quarter of 2005. Under the provisions of Statement of Financial Accounting Standards, or SFAS, No. 142, “Goodwill and Other Intangible Assets,” goodwill is required to be tested for impairment on an annual basis and between annual tests whenever indications of impairment exist. We have elected and will begin to perform this annual impairment test in the second quarter of 2006 or earlier if indications of impairment arise, such as loss of key personnel, unanticipated competition, or other unforeseen developments. Impairment exists when the carrying amount of goodwill exceeds its implied fair value, resulting in an impairment charge for this excess. An impairment test involves considerable management judgment and estimates regarding future operating results and cash flows.

Intangible assets represent purchased assets that lack physical substance but can be distinguished from goodwill. Our intangible assets balances, net of accumulated amortization, totaled $0.8 million at September 30, 2005 and consist of customer contracts and relationships relating to the Speltz & Weis LLC acquisition. We obtained a third party valuation to assist us in estimating the initial fair value of acquired intangible assets. These valuations are primarily based on the present value of the estimated net

Management’s discussion and analysis of financial condition and results of operations cash flows expected to be derived from the client contracts and relationships, discounted for assumptions about future customer attrition. We evaluate our intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Therefore, higher or earlier-than-expected customer attrition may result in higher future amortization charges or an impairment charge for customer-related intangible assets. For example, during the third quarter of 2005, we wrote off a portion of the intangible assets pertaining to a customer contract as described in “Subsequent Event” below.

Valuation of net deferred tax assets

We have recorded net deferred tax assets as we expect to realize future tax benefits related to the utilization of these assets. Although we experienced net losses early in our history, no valuation allowance has been recorded relating to these deferred tax assets because we believe that it is more likely than not that future taxable income will be sufficient to allow us to utilize these assets. Should we determine in the future that we will not be able to fully utilize all or part of these deferred tax assets, we would need to establish a valuation allowance, which would be recorded as a charge to income in the period the determination was made. While utilization of these deferred tax assets will provide future cash flow benefits, they will not have an effect on future income tax provisions.

Stock-based compensation

The accounting for stock-based compensation is complex, and under certain circumstances, GAAP allows for alternative methods. As permitted, we account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations and have elected the disclosure option of SFAS No. 123, “Accounting for Stock-Based Compensation.” SFAS No. 123 requires that companies either recognize compensation expense for grants of stock, stock options and other equity instruments based on fair value, or provide pro forma disclosure of net income and earnings per share in the notes to the financial statements. Accordingly, we have measured compensation expense for stock options that we have granted to employees as the excess, if any, of the estimated fair value of our common stock at the date of grant over the exercise price. The calculated stock-based compensation is included as a component of stockholders’ equity and is amortized on a straight-line basis by charges to earnings over the vesting period of the applicable options.

Given the lack of a public market for our common stock prior to our initial public offering, we established an estimated fair value of the common stock as well as the exercise price for the options to purchase this stock. We estimated the fair value of our common stock by evaluating our results of business activities and projections of our future results of operations. See “Recent Accounting Pronouncements” below.

Management’s discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

The following table sets forth selected segment and consolidated operating results and other operating data for the periods indicated.

	Mar. 19, 2002 (inception) to Dec. 31, 2002	Year Ended December 31,		Nine Months Ended September 30,
Segment and consolidated operating results:		2003	2004	2004	2005
				(unaudited)
	(in thousands, except other operating data)
Revenues and reimbursable expenses:
Financial Consulting revenues	$22,400	$68,028	$92,378	$69,345	$87,702
Operational Consulting revenues	12,701	33,458	67,172	49,368	63,884

Total revenues	35,101	101,486	159,550	118,713	151,586
Total reimbursable expenses	2,921	8,808	14,361	10,315	13,901

Total revenues and reimbursable expenses	$38,022	$110,294	$173,911	$129,028	$165,487

Operating income (loss):
Financial Consulting	$3,912	$20,601	$34,365	$25,590	$35,844
Operational Consulting	3,527	6,793	23,009	16,781	22,499

Total segment operating income	7,439	27,394	57,374	42,371	58,343

Unallocated corporate costs	7,206	20,601	31,417	21,982	29,533
Depreciation and amortization expense	3,048	5,328	2,365	1,682	3,861
Other operating expenses	3,715	1,682	3,908	3,588	1,352

Total operating expenses	13,969	27,611	37,690	27,252	34,746

Operating (loss) income	$(6,530)	$(217)	$19,684	$15,119	$23,597

Other operating data (unaudited):
Number of consultants (at end of period)(1):
Financial Consulting	172	285	269	282	308
Operational Consulting	90	192	214	207	318

Total	262	477	483	489	626
Average number of consultants (for the period):
Financial Consulting	163	219	279	281	280
Operational Consulting	84	142	206	204	263

Total	247	361	485	485	543
Utilization rate(2):
Financial Consulting	55.7%	66.6%	71.6%	69.8%	79.4%
Operational Consulting	60.5%	65.3%	73.0%	71.4%	72.9%
Total	57.3%	66.1%	72.2%	70.5%	76.2%
Average billing rate per hour(3):
Financial Consulting	212	233	257	254	277
Operational Consulting	195	191	218	217	220
Total	206	217	239	237	249

(1)	Consultants consist of our billable professionals, excluding interns and independent contractors.
(2)	We calculate the utilization rate for our consultants by dividing the number of hours all our consultants worked on client assignments during a period by the total available working hours for all of our consultants during the same period, assuming a forty-hour work week, less paid holidays and vacation days.
(3)	Average billing rate per hour is calculated by dividing revenues for a period by the number of hours worked on client assignments during the same period.

Management’s discussion and analysis of financial condition and results of operations

Nine months ended September 30, 2005 compared to nine months ended September 30, 2004

Revenues

Revenues increased $32.9 million, or 27.7%, to $151.6 million for the nine months ended September 30, 2005 from $118.7 million for the nine months ended September 30, 2004. Revenues for the nine months ended September 30, 2005 included $6.6 million of revenues generated by Speltz &Weis LLC. Revenues from time-and-expense engagements increased $31.6 million, or 32.4%, to $129.2 million for the nine months ended September 30, 2005 from $97.6 million for the nine months ended September 30, 2004. Revenues from fixed-fee engagements increased $4.8 million, or 34.8%, to $18.6 million for the nine months ended September 30, 2005 from $13.8 million for the nine months ended September 30, 2004. Revenues from performance-based engagements decreased $3.5 million, or 47.9%, to $3.8 million for the nine months ended September 30, 2005 from $7.3 million for the nine months ended September 30, 2004.

Of the overall $32.9 million increase in revenues, $14.4 million was attributable to an increase in the number of consultants and increased usage of independent contractors, $10.5 million was attributable to an increase in the utilization rate of our consultants, and $8.0 million was attributable to an increase in the average billing rate per hour. These increases were reflective of growing demand for our services from new and existing clients. The average number of consultants increased to 543 for the nine months ended September 30, 2005 from 485 for the nine months ended September 30, 2004, as we added a substantial number of consultants in our Operational Consulting segment. The increase in consultants was also reflective of the Speltz &Weis LLC acquisition. Revenues generated by independent contractors increased $2.1 million, or 131.3%, to $3.7 million for the nine months ended September 30, 2005 from $1.6 million for the same period last year. Our utilization rate increased to 76.2% for the nine months ended September 30, 2005 from 70.5% for the nine months ended September 30, 2004. The utilization rate for any given period is calculated by dividing the number of hours all our consultants worked on client assignments during the period by the total available working hours for all of our consultants during the same period, assuming a forty-hour work week, less paid holidays and vacation days. Additionally, our average billing rate per hour increased 5.1% to $249 for the nine months ended September 30, 2005 from $237 for the nine months ended September 30, 2004. Average billing rate per hour for any given period is calculated by dividing revenues for the period by the number of hours worked on client assignments during the same period.

Total direct costs

Our direct costs increased $12.0 million, or 17.2%, to $81.7 million in the nine months ended September 30, 2005 from $69.7 million in the nine months ended September 30, 2004. This increase was primarily attributable to the increase in the average number of consultants described above and their related compensation and benefit costs, as well as a $1.4 million increase in retention and signing bonuses.

Stock-based compensation expense increased to $3.6 million for the nine months ended September 30, 2005 from $0.3 million for the same period last year due to the granting of restricted stock awards to our consultants. On October 12, 2004, immediately prior to our initial public offering, we granted to our consultants a total of 489,500 shares of restricted common stock with an aggregate fair market value of $7.6 million. During the first nine months of 2005, we granted to our consultants an additional 509,600 shares of restricted common stock with an aggregate fair market value of $10.9 million.

Total direct costs in the nine months ended September 30, 2005 included $1.1 million of intangible assets amortization expense relating to customer contracts valued at $1.9 million that were acquired as part of the Speltz &Weis acquisition.

Management’s discussion and analysis of financial condition and results of operations

Operating expenses

Selling, general and administrative expenses increased $7.9 million, or 27.6%, to $36.3 million in the nine months ended September 30, 2005 from $28.4 million in the nine months ended September 30, 2004. The increase was due in part to an increase in the average number of non-billable professionals to 135 for the nine months ended September 30, 2005 from 109 for the nine months ended September 30, 2004 and their related compensation and benefit costs of $14.9 million in the nine months ended September 30, 2005 compared to $11.9 million in the nine months ended September 30, 2004. We added a number of non-billable professionals during the past year in preparation for, and to continue to support, a public company infrastructure. The remaining increase in selling, general and administrative costs in the nine months ended September 30, 2005 compared to the same period in the prior year was due to increases in recruiting costs, promotion and marketing costs, rent and other facility costs, charitable contributions, and new costs associated with being a public company, including Sarbanes-Oxley compliance. Additionally, during the third quarter of 2005 in connection with a previously proposed secondary offering that was withdrawn, we incurred costs totaling $0.4 million after tax, or $0.02 per diluted share. These costs were expensed in the period incurred because we did not issue securities in the withdrawn proposed offering. These increases were partially offset by lower severance charges as compared to the nine months ended September 30, 2004, when we recorded $1.8 million of such charges.

Stock-based compensation expense increased to $1.4 million for the nine months ended September 30, 2005 from $0.1 million for the same period last year due to the granting of restricted stock awards to our non-billable professionals. On October 12, 2004, immediately prior to our initial public offering, we granted to our non-billable professionals a total of 278,200 shares of restricted common stock with an aggregate fair market value of $4.3 million. During the first nine months of 2005, we granted to our non-billable professionals an additional 121,100 shares of restricted common stock with an aggregate fair market value of $2.6 million.

Depreciation expense increased $1.4 million, or 82.4%, to $3.1 million in the nine months ended September 30, 2005 from $1.7 million in the nine months ended September 30, 2004 as computers, network equipment, furniture and fixtures, and leasehold improvements were added to support our increase in employees. In the nine months ended September 30, 2005, we recognized $0.2 million of intangible assets amortization. In conjunction with the Speltz & Weis LLC acquisition, we recorded $0.7 million of intangible assets representing customer relationships, which is being amortized over a weighted-average life of 15.1 months. Also included in amortization expense in the nine months ended September 30, 2005 is a $0.6 million charge relating to the write off of a portion of the intangible assets relating to a Speltz & Weis LLC customer contract, as described in “Subsequent Event” below.

Operating expenses in the nine months ended September 30, 2004 also included a $2.1 million pre-tax restructuring charge associated with the closing of two small, underperforming offices in Miami, Florida and Palo Alto, California. The charge consisted of approximately $2.0 million for severance payments for the ten employees formerly employed at these locations, which were paid by April 30, 2004, and $0.1 million for office lease payments, which were paid by August 31, 2004. Additionally, during the nine months ended September 30, 2004, we eliminated a service offering in a practice area in the Operational Consulting segment that was not meeting our expectations and we recorded a pre-tax restructuring charge of $1.3 million.

Operating income

Operating income increased $8.5 million, or 56.1%, to $23.6 million for the nine months ended September 30, 2005 from $15.1 million for the nine months ended September 30, 2004. The increase in operating income was primarily due to the increase in revenues and the lack of restructuring charges,

Management’s discussion and analysis of financial condition and results of operations partially offset by the increases in direct costs and operating expenses as discussed above. Operating margin, which is defined as operating income expressed as a percentage of revenues, was 15.6% in the nine months ended September 30, 2005 compared to 12.7% in the nine months ended September 30, 2004. As described in “Subsequent Event” below, one of our clients filed for bankruptcy. As a result, new financial terms and conditions, including billing terms and rates for our services, were negotiated pursuant to a new engagement contract. These new terms will have a negative impact on our operating margins in the fourth quarter of 2005.

Due to the factors listed below, we expect our direct costs and operating expenses to increase in 2006 as compared to 2005.

➢	Between April 1, 2005 and December 31, 2005, we increased our headcount by 140 employees, representing a 22% increase from March 31, 2005 to address continued demand for our services. The majority of our headcount growth was experienced in our Operational Consulting segment.

➢	During 2005, we increased the number of our managing directors who are consultants from 56 at December 31, 2004 to 75 at December 31, 2005. In addition, in January 2006, we promoted 11 of our employees to the managing director level, compared to 3 in January 2005. We anticipate that some of these managing directors will initially focus their time on sales efforts during the first part of 2006 and may not be fully productive until later in 2006.

➢	In 2006, we expect to hire additional managers, associates and analysts to expand support for our existing practices and better leverage our managing directors and directors.

➢	During the third and fourth quarters of 2005, we entered into new lease agreements for two of our offices, including one in New York City.

As a result of the costs associated with these factors, combined with anticipated ongoing growth in our business activity and the reduced billing rates at a client who filed for bankruptcy as described in “Subsequent Event” below, we expect our operating margin for the first quarter of 2006 to be lower than the 17.6% operating margin we experienced in the first quarter of 2005, as we absorb these costs during the first part of 2006. Although we expect operating margins to increase over the remainder of the year as we fully integrate our new hires and leverage the lease investments we made in the second half of 2005, there can be no assurance that our expectations will be met and therefore our operating margins may be less than we expect.

Net income attributable to common stockholders

Net income attributable to common stockholders increased $5.8 million, or 77.0%, to $13.3 million for the nine months ended September 30, 2005 from $7.5 million for the nine months ended September 30, 2004. Earnings per diluted share increased 49.1% to $0.79 for the nine months ended September 30, 2005 from $0.53 for the comparable period last year. The increase was primarily attributable to an increase in net income, partially offset by an increase in weighted-average shares resulting from our initial public offering.

Speltz & Weis LLC’s operations, which included the negative impact of the charges described in “Subsequent Event” below, had the effect of reducing our earnings per diluted share by $0.06 during the nine months ended September 30, 2005.

Segment results

Financial Consulting

Revenues

Financial Consulting segment revenues, which includes revenues generated by Speltz & Weis LLC since the date of the acquisition, increased $18.4 million, or 26.5%, to $87.7 million for the nine months

Management’s discussion and analysis of financial condition and results of operations ended September 30, 2005 from $69.3 million for the nine months ended September 30, 2004. Revenues from time-and-expense engagements increased $20.8 million, or 33.0%, to $83.9 million for the nine months ended September 30, 2005 from $63.1 million for the nine months ended September 30, 2004. Revenues from fixed-fee engagements decreased $0.7 million, or 15.6%, to $3.8 million for the nine months ended September 30, 2005 from $4.5 million for the nine months ended September 30, 2004. There were no revenues from performance-based engagements for the nine months ended September 30, 2005 as compared to $1.7 million for the nine months ended September 30, 2004, which primarily consisted of fees recognized relating to the successful completion of a series of asset sales transactions managed on behalf of a single client over a two-year period.

Of the overall $18.4 million increase in revenues, $9.5 million was attributable to an increase in the utilization rate of our consultants, $7.2 million was attributable to an increase in the average billing rate per hour, and $1.7 million primarily attributable to an increase in the usage of independent contractors. These increases were reflective of growing demand for our services from new and existing clients. Our utilization rate increased to 79.4% for the nine months ended September 30, 2005 from 69.8% for the nine months ended September 30, 2004. The average billing rate per hour increased 9.1% to $277 for the nine months ended September 30, 2005 from $254 for the nine months ended September 30, 2004. Independent contractor revenues increased to $1.7 million for the nine months ended September 30, 2005 from $0.2 million for the same period last year.

Operating income

Financial Consulting segment operating income increased $10.2 million, or 40.1%, to $35.8 million in the nine months ended September 30, 2005 from $25.6 million in the nine months ended September 30, 2004. Segment operating margin, defined as segment operating income expressed as a percentage of segment revenues, increased to 40.9% in the nine months ended September 30, 2005 from 36.9% in the nine months ended September 30, 2004.

Operational Consulting

Revenues

Operational Consulting segment revenues increased $14.5 million, or 29.4%, to $63.9 million for the nine months ended September 30, 2005 from $49.4 million for the nine months ended September 30, 2004. Revenues from time-and-expense engagements increased $10.7 million, or 30.9%, to $45.3 million for the nine months ended September 30, 2005 from $34.6 million for the nine months ended September 30, 2004. Revenues from fixed-fee engagements increased $5.6 million, or 60.9%, to $14.8 million for the nine months ended September 30, 2005 from $9.2 million for the nine months ended September 30, 2004. Revenues from performance-based engagements decreased $1.8 million, or 32.1%, to $3.8 million for the nine months ended September 30, 2005 from $5.6 million for the nine months ended September 30, 2004.

Of the overall $14.5 million increase in revenues, $12.8 million was attributable to an increase in the number of consultants and increased usage of independent contractors, $1.0 million was attributable to an increase in the utilization rate of our consultants, and $0.7 million was attributable to an increase in the average billing rate per hour. These increases were reflective of growing demand for our services from new and existing clients. The average number of consultants increased to 263 for the nine months ended September 30, 2005 from 204 for the nine months ended September 30, 2004, as we added a significant number of consultants over the past year. Independent contractor revenues increased $0.8 million, or 61.5%, to $2.1 million for the nine months ended September 30, 2005 from $1.3 million for the same period last year. Our utilization rate increased slightly to 72.9% for the nine months ended September 30, 2005 from 71.4% for the nine months ended September 30, 2004. Additionally, the average billing rate per hour increased 1.4% to $220 for the nine months ended September 30, 2005

Management’s discussion and analysis of financial condition and results of operations from $217 for the same period last year. Net deferrals of $2.1 million of performance-based fees for services rendered had the impact of reducing our average billing rate for the nine months ended September 30, 2005 by $7. We expect to recognize this revenue in the future when all the performance-based criteria specified in the engagement contract are met.

Operating income

Operational Consulting segment operating income increased $5.7 million, or 34.1%, to $22.5 million for the nine months ended September 30, 2005 from $16.8 million for the nine months ended September 30, 2004. Segment operating margin increased to 35.2% in the nine months ended September 30, 2005 from 34.0% in the same period last year.

Year ended December 31, 2004 compared to year ended December 31, 2003

Revenues

Revenues increased $58.1 million, or 57.2%, to $159.6 million for the year ended December 31, 2004 from $101.5 million for the year ended December 31, 2003. Revenues from time-and-expense engagements increased $46.5 million, or 54.0%, to $132.6 million for the year ended December 31, 2004 from $86.1 million for the year ended December 31, 2003. Revenues from fixed-fee engagements increased $6.7 million, or 55.4%, to $18.8 million for the year ended December 31, 2004 from $12.1 million for the year ended December 31, 2003. Revenues from performance-based engagements increased $4.9 million, or 148.5%, to $8.2 million for the year ended December 31, 2004 from $3.3 million for the year ended December 31, 2003.

The overall $58.1 million increase in revenues resulted from a $32.3 million increase in revenues attributable to an increase in billable hours associated with new and existing client engagements and the hiring of additional consultants, a $16.7 million increase in revenues attributable to an increase in the average billing rate per hour and a $9.1 million increase in revenues attributable to an increase in our utilization rate. The average number of consultants increased to 485 for the year ended December 31, 2004 from 361 for the year ended December 31, 2003 as we added a substantial number of consultants during the second half of 2003 to meet growing demand for our services and position us for future growth. The average billing rate per hour increased 10.1% to $239 for the year ended December 31, 2004 from $217 for the year ended December 31, 2003. In addition, our utilization rate increased to 72.2% for the year ended December 31, 2004 from 66.1% in the year ended December 31, 2003.

Total direct costs

Our direct costs increased $22.9 million, or 33.0%, to $92.3 million in the year ended December 31, 2004 from $69.4 million in the year ended December 31, 2003. This increase in cost was primarily attributable to the increase in the average number of consultants described above.

Stock-based compensation expense increased to $1.0 million primarily due to the issuance of employee stock option awards with a higher intrinsic value during the first quarter of 2004 and the granting of restricted common stock awards to our consultants. On October 12, 2004, immediately prior to our initial public offering, we granted to our consultants a total of 489,500 shares of restricted common stock with an aggregate fair market value of $7.6 million.

Operating expenses

Selling, general and administrative expenses increased $15.2 million, or 60.3%, to $40.4 million in the year ended December 31, 2004 from $25.2 million in the year ended December 31, 2003. The increase was due in part to an increase in the average number of non-billable professionals to 113 for the year ended December 31, 2004 from 76 for the year ended December 31, 2003 and their related compensation and benefit costs of $16.5 million in the year ended December 31, 2004 compared to $9.0 million in the year ended December 31, 2003. Selling, general and administrative expenses in the year ended December 31,

Management’s discussion and analysis of financial condition and results of operations

2004 also included severance charges totaling $1.8 million as we eliminated the positions of certain managing directors and other senior level consultants. Severance charges included the settling of contractual obligations with certain managing directors. The remaining increase in selling, general and administrative expenses in 2004 compared to 2003 was due to increases in rent and other facility costs, promotion and marketing costs, and other administrative costs associated with the general growth in our business activity, as well as costs incurred to establish an infrastructure to support a public company.

Stock-based compensation expense totaled $0.4 million for the year ended December 31, 2004 due to the granting of restricted stock awards to our non-billable professionals. On October 12, 2004, immediately prior to our initial public offering, we granted to our non-billable professionals a total of 278,200 shares of restricted common stock with an aggregate fair market value of $4.3 million.

Depreciation expense increased $0.8 million, or 50.0%, to $2.4 million in the year ended December 31, 2004 from $1.6 million in the year ended December 31, 2003 as computers, furniture and fixtures, and leasehold improvements were added to support our increase in employees. There was no amortization expense in 2004 compared to $3.7 million in the year ended December 31, 2003. The amortization expense in 2003 related to $5.5 million in intangible costs paid in 2002 to obtain the release of certain of our employees from non-competition agreements with Arthur Andersen LLP, their former employer, and the related assumption of $0.8 million in liabilities, both of which were fully amortized by December 31, 2003.

Operating expenses in 2004 included a $2.1 million pre-tax restructuring charge associated with the closing of two small, underperforming offices in Miami, Florida and Palo Alto, California. The charge consisted of approximately $2.0 million for severance payments for the ten employees formerly employed at these locations, which were paid by April 30, 2004, and $0.1 million for office lease payments, which were paid by August 31, 2004. We also incurred a $1.3 million pre-tax restructuring charge as we decided to eliminate a service offering of a practice area in the Operational Consulting segment that was not meeting our expectations.

Other operating expenses in the year ended December 31, 2003 consisted of a $1.7 million charge for the loss associated with the abandonment of an office lease.

Operating income (loss)

Operating income in the year ended December 31, 2004 was $19.7 million compared to an operating loss of $0.2 million in the year ended December 31, 2003. The increase in operating income was primarily due to revenue growing at a higher rate as compared to the growth in direct costs and operating expenses. Operating margin was 12.2% in the year ended December 31, 2004.

Segment results

Financial Consulting

Revenues

Financial Consulting segment revenues increased $24.4 million, or 35.8%, to $92.4 million for the year ended December 31, 2004 from $68.0 million for the year ended December 31, 2003. Revenues from time-and-expense engagements increased $22.5 million, or 36.2%, to $84.7 million for the year ended December 31, 2004 from $62.2 million for the year ended December 31, 2003. Revenues from fixed-fee engagements increased $1.1 million, or 22.4%, to $6.0 million for the year ended December 31, 2004 from $4.9 million for the year ended December 31, 2003. Revenues from performance-based engagements increased $0.8 million, or 88.9%, to $1.7 million for the year ended December 31, 2004 from $0.9 million for the year ended December 31, 2003. Performance-based fee revenues for the year

Management’s discussion and analysis of financial condition and results of operations ended December 31, 2004 consisted of a $1.6 million success fee recognized in the second quarter relating to the successful completion of a series of asset sale transactions managed on behalf of a single client over a two-year period.

The overall $24.4 million increase in revenues resulted from a $10.8 million increase in revenues attributable to an increase in billable hours associated with new and existing client engagements and the hiring of additional consultants, a $8.5 million increase in revenues attributable to an increase in the average billing rate per hour and a $5.1 million increase in revenues attributable to an increase in our utilization rate. The average number of consultants increased to 279 for the year ended December 31, 2004 from 219 for the year ended December 31, 2003 as we added a substantial number of consultants across all of our practices to meet growing demand for our services. The average billing rate per hour increased 10.3% to $257 for the year ended December 31, 2004 from $233 for the year ended December 31, 2003. In addition, our utilization rate increased to 71.6% for the year ended December 31, 2004 from 66.6% for the year ended December 31, 2003.

Operating income

Financial Consulting segment operating income increased $13.8 million, or 66.8%, to $34.4 million in the year ended December 31, 2004 from $20.6 million in the year ended December 31, 2003. Segment operating margin improved to 37.2% in the year ended December 31, 2004 from 30.3% in the year ended December 31, 2003, primarily as a result of the increase in revenues discussed above, partially offset by an increase in direct costs in 2004.

Operational Consulting

Revenues

Operational Consulting segment revenues increased $33.7 million, or 100.8%, to $67.2 million for the year ended December 31, 2004 from $33.5 million for the year ended December 31, 2003. Revenues from time-and-expense engagements increased $24.0 million, or 100.4%, to $47.9 million for the year ended December 31, 2004 from $23.9 million for the year ended December 31, 2003. Revenues from fixed-fee engagements increased $5.6 million, or 77.8%, to $12.8 million for the year ended December 31, 2004 from $7.2 million for the year ended December 31, 2003. Revenues from performance-based engagements increased $4.1 million, or 170.8%, to $6.5 million for the year ended December 31, 2004 from $2.4 million for the year ended December 31, 2003.

The overall $33.7 million increase in revenues resulted from a $21.5 million increase in revenues attributable to an increase in billable hours associated with new and existing client engagements and the hiring of additional consultants, a $8.3 million increase in revenues attributable to an increase in the average billing rate per hour and a $3.9 million increase in revenues attributable to an increase in our utilization rate. The average number of consultants increased to 206 for the year ended December 31, 2004 from 142 for the year ended December 31, 2003. The average billing rate per hour increased 14.1% to $218 for the year ended December 31, 2004 from $191 for the year ended December 31, 2003. Our utilization rate of 73.0% for the year ended December 31, 2004 was up from 65.3% for the year ended December 31, 2003.

Operating income

Operational Consulting segment operating income increased $16.2 million, or 238.7%, to $23.0 million in the year ended December 31, 2004 from $6.8 million in the year ended December 31, 2003. Segment operating margin increased to 34.3% in the year ended December 31, 2004 from 20.3% in the year ended December 31, 2003, primarily due to the increase in revenues discussed above, partially offset by an increase in direct costs in 2004, as well as investments made during 2003 to start a new practice and expand our capabilities in an existing practice in this segment.

Management’s discussion and analysis of financial condition and results of operations

Year ended December 31, 2003 compared to period from March 19, 2002 (inception) through December 31, 2002

Revenues

Revenues increased $66.4 million, or 189.2%, to $101.5 million for the year ended December 31, 2003 from $35.1 million for the partial year ended December 31, 2002. Revenues from time-and-expense engagements increased $55.6 million, or 182.3%, to $86.1 million for the year ended December 31, 2003 from $30.5 million for the partial year ended December 31, 2002. Revenues from fixed-fee engagements increased $8.0 million, or 195.1%, to $12.1 million for the year ended December 31, 2003 from $4.1 million for the partial year ended December 31, 2002. Revenues from performance-based engagements increased $2.8 million to $3.3 million for the year ended December 31, 2003 from $0.5 million for the partial year ended December 31, 2002.

The overall $66.4 million increase in revenues resulted from a $55.9 million increase in revenues attributable to an increase in billable hours associated with the hiring of additional consultants and 2003 having twelve months of operations versus the first eight months of our operations in the 2002 period, a $5.1 million increase in revenues attributable to an increase in the average billing rate per hour and a $5.4 million increase in revenues attributable to an increase in our utilization rate. The average number of consultants increased to 361 for the year ended December 31, 2003 from 247 for the partial year ended December 31, 2002 as we added a substantial number of consultants across all of our practices to meet growing demand for our services. The average billing rate per hour increased to $217 for the year ended December 31, 2003 from $206 for the partial year ended December 31, 2002. In addition, our utilization rate increased to 66.1% for the year ended December 31, 2003 from 57.3% in the partial year ended December 31, 2002. Utilization for the year ended December 31, 2003 was influenced by two large time-sensitive engagements involving a large number of consultants.

Total direct costs

Our direct costs increased $43.3 million, or 165.9%, to $69.4 million in the year ended December 31, 2003 from $26.1 million in the partial year ended December 31, 2002. This increase in cost was primarily attributable to the increase in the average number of consultants described above.

Operating expenses

Selling, general and administrative expenses increased $16.4 million, or 186.4%, to $25.2 million in the year ended December 31, 2003 from $8.8 million in the partial year ended December 31, 2002. The increase was due in part to an increase in the average number of non-billable professionals to 76 for the year ended December 31, 2003 from 45 for the partial year ended December 31, 2002 and their related compensation and benefit costs of $9.0 million in the year ended December 31, 2003 compared to $3.2 million in the partial year ended December 31, 2002. Office and equipment rentals increased to $4.5 million in the year ended December 31, 2003 from $1.1 million in the partial year ended December 31, 2002 as a result of increased office space and other facility costs associated with our quickly growing consultant and administrative workforce.

Depreciation expense increased $1.2 million to $1.6 million in the year ended December 31, 2003 from $0.4 million in the partial year ended December 31, 2002 as we added computers and leasehold improvements during 2003 to support our increase in employees. Amortization expense increased $1.1 million to $3.7 million in the year ended December 31, 2003 from $2.6 million in the partial year ended December 31, 2002. The increase in amortization expense was due to the amortization of the $5.5 million in intangible costs paid in 2002 to obtain the release of certain of our employees from non-competition agreements with Arthur Andersen LLP, their former employer, and the related assumption of $0.8 million in liabilities, both of which were fully amortized by December 31, 2003.

Management’s discussion and analysis of financial condition and results of operations

Operating expenses in the year ended December 31, 2003 included a $1.7 million charge for the loss associated with the abandonment of an office lease. Operating expenses in the partial year ended December 31, 2002 included a $2.5 million expense related to management fees paid to an affiliate of Lake Capital Partners LP, which along with Lake Capital Management LLC controls HCG Holdings LLC, a $0.2 million expense related to advisory fees paid to an affiliate of PPM America, Inc., which is a member of HCG Holdings LLC, and $1.0 million in other organization costs associated with the formation of our company.

Operating loss

The operating loss for the year ended December 31, 2003 amounted to $0.2 million as compared to an operating loss of $6.5 million for the partial year ended December 31, 2002.

Segment results

Financial Consulting

Revenues

Financial Consulting segment revenues increased $45.6 million, or 203.7%, to $68.0 million for the year ended December 31, 2003 from $22.4 million for the partial year ended December 31, 2002. Revenues from time-and-expense engagements increased $42.4 million, or 214.1%, to $62.2 million for the year ended December 31, 2003 from $19.8 million for the partial year ended December 31, 2002. Revenues from fixed-fee engagements increased $2.3 million, or 88.5%, to $4.9 million for the year ended December 31, 2003 from $2.6 million for the partial year ended December 31, 2002. Revenues from performance-based engagements were $0.9 million for the year ended December 31, 2003, and there were no revenues from performance-based engagements in 2002.

The overall $45.6 million increase in revenues resulted from a $35.2 million increase in revenues attributable to an increase in billable hours associated with the hiring of additional consultants and 2003 having twelve months of operations versus the first eight months of our operations in the 2002 period, a $6.0 million increase in revenues attributable to an increase in the average billing rate per hour and a $4.4 million increase in revenues attributable to an increase in our utilization rate. The average number of consultants increased to 219 for the year ended December 31, 2003 from 163 for the partial year ended December 31, 2002 as we added a substantial number of consultants across all of our practices to meet growing demand for our services. The average billing rate per hour increased to $233 for the year ended December 31, 2003 from $212 for the partial year ended December 31, 2002. In addition, our utilization rate of 66.6% for the year ended December 31, 2003 was up from 55.7% for the partial year ended December 31, 2002.

Operating income

Financial Consulting segment operating income increased $16.7 million, or 426.6%, to $20.6 million in the year ended December 31, 2003 from $3.9 million in the partial year ended December 31, 2002. Segment operating margin improved to 30.3% in the year ended December 31, 2003 from 17.5% in the partial year ended December 31, 2002 due to increased revenues and improved utilization rates of 66.6% for the year ended December 31, 2003 from 55.7% for the partial year ended December 31, 2002.

Operational Consulting

Revenues

Operational Consulting segment revenues increased $20.8 million, or 163.4%, to $33.5 million for the year ended December 31, 2003 from $12.7 million for the partial year ended December 31, 2002.

Management’s discussion and analysis of financial condition and results of operations

Revenues from time-and-expense engagements increased $13.2 million, or 123.4%, to $23.9 million for the year ended December 31, 2003 from $10.7 million for the partial year ended December 31, 2002. Revenues from fixed-fee engagements increased $5.7 million to $7.2 million for the year ended December 31, 2003 from $1.5 million for the partial year ended December 31, 2002. Revenues from performance-based engagements increased $1.9 million to $2.4 million for the year ended December 31, 2003 from $0.5 million for the partial year ended December 31, 2002.

The overall $20.8 million increase in revenues resulted from an $20.4 million increase in revenues attributable to an increase in billable hours associated with the hiring of additional consultants and 2003 having twelve months of operations versus the first eight months of our operations in the 2002 period and a $1.0 million increase in revenues attributable to an increase in our utilization rate, which were partially offset by a $0.6 million decrease in revenues attributable to a decrease in the average billing rate per hour. The average number of consultants increased to 142 for the year ended December 31, 2003 from 84 for the partial year ended December 31, 2002. Our utilization rate of 65.3% for the year ended December 31, 2003 was up from 60.5% for the partial year ended December 31, 2002. The average billing rate per hour decreased to $191 for the year ended December 31, 2003 from $195 for the partial year ended December 31, 2002.

Operating income

Operational Consulting segment operating income increased $3.3 million, or 92.6%, to $6.8 million in the year ended December 31, 2003 from $3.5 million in the partial year ended December 31, 2002. Segment operating margin decreased to 20.3% in the year ended December 31, 2003 from 27.8% in the partial year ended December 31, 2002 primarily due to investments made during 2003 to start a new practice and expand our capabilities in an existing practice in this segment. A total of 38 consultants were hired for the new and expanded practices during the course of 2003 and revenue generation lagged our investments in payroll and sales and marketing costs.

Management’s discussion and analysis of financial condition and results of operations

Selected quarterly consolidated financial and other operating data

The following table sets forth selected unaudited quarterly operating information for each of the eleven quarters during the period from January 1, 2003 to September 30, 2005. The following quarterly consolidated financial data has been prepared on the same basis as, and should be read together with, the consolidated financial statements and related notes contained elsewhere in this prospectus and reflects all adjustments of a normal recurring nature necessary for the fair presentation of the information for the periods presented. Results for any fiscal quarter are not necessarily indicative of results for the full year or for any future quarter.

	Three months ended
	Mar. 31, 2003	June 30, 2003	Sep. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sep. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005	Sep. 30, 2005
	(unaudited)
	(in thousands, except other operating data)
Consolidated quarterly financial data:
Revenues	$23,212	$23,711	$25,549	$29,014	$40,101	$41,503	$37,109	$40,837	$46,760	$50,517	$54,309
Reimbursable expenses	2,069	1,837	2,105	2,797	3,443	3,647	3,225	4,046	4,370	4,691	4,840

Total revenues and reimbursable expenses	25,281	25,548	27,654	31,811	43,544	45,150	40,334	44,883	51,130	55,208	59,149
Direct costs and reimbursable expenses (exclusive of depreciation and amortization shown in operating expenses)(1):
Direct costs	13,581	15,739	19,037	21,017	24,856	22,549	22,267	22,598	24,945	27,514	29,194
Stock-based compensation	—	—	18	9	12	174	144	648	999	1,240	1,402
Intangible assets amortization	—	—	—	—	—	—	—	—	—	385	682
Reimbursable expenses	2,069	1,848	2,138	2,874	3,523	3,542	3,161	4,055	4,387	4,704	4,974

Total direct costs and reimbursable expenses	15,650	17,587	21,193	23,900	28,391	26,265	25,572	27,301	30,331	33,843	36,252

Operating expenses:
Selling, general and administrative	4,826	6,267	6,607	7,471	8,156	9,624	10,631	12,014	11,312	11,650	13,289
Stock-based compensation	—	—	9	5	2	58	53	320	411	456	485
Depreciation and amortization	1,290	1,368	1,492	1,178	603	472	607	683	847	1,109	1,905
Other operating expenses	—	—	1,668	—	2,139	—	1,336	—	—	—	—

Total operating expenses	6,116	7,635	9,776	8,654	10,900	10,154	12,627	13,017	12,570	13,215	15,679
Operating income (loss)	3,515	326	(3,315)	(743)	4,253	8,731	2,135	4,565	8,229	8,150	7,218
Other expense (income)	199	331	217	221	245	270	220	(43)	(166)	(64)	(47)

Income (loss) before provision (benefit) for income taxes	3,316	(5)	(3,532)	(964)	4,008	8,461	1,915	4,608	8,395	8,214	7,265
Provision (benefit) for income taxes	1,375	76	(1,367)	(206)	1,661	3,576	805	2,086	3,568	3,557	3,499

Net income (loss)	1,941	(81)	(2,165)	(758)	2,347	4,885	1,110	2,522	4,827	4,657	3,766
Accrued dividends on 8% preferred stock	253	263	275	275	273	285	299	74	—	—	—

Net income (loss) attributable to common stockholders	$1,688	$(344)	$(2,440)	$(1,033)	$2,074	$4,600	$811	$2,448	$4,827	$4,657	$3,766

Other operating data:
Number of consultants (at period end)(2)	289	344	446	477	480	488	489	483	498	557	626
Utilization rate(3)	75.8%	69.4%	60.6%	62.7%	73.4%	71.8%	66.3%	77.8%	76.3%	76.1%	76.2%
Average billing rate per hour(4)	$228	$220	$215	$210	$229	$248	$235	$243	$250	$254	$244

(1)	Intangible assets amortization relating to customer contracts is presented as a component of total direct costs. Depreciation, amortization of leasehold improvements and intangible assets relating to customer relationships are presented as a component of operating expenses.
(2)	Consultants consist of our billable professionals, excluding interns and independent contractors.
(3)	We calculate the utilization rate for our consultants by dividing the number of hours all of our consultants worked on client assignments during a period by the total available working hours for all of our consultants during the same period, assuming a forty-hour work week, less paid holidays and vacation days.
(4)	Average billing rate per hour is calculated by dividing revenues for a period by the number of hours worked on client assignments during the same period.

Management’s discussion and analysis of financial condition and results of operations

Our future operating results are difficult to predict and may vary significantly. Revenues and operating results fluctuate from quarter to quarter as a result of numerous factors, including the following:

➢	the size and number of client engagements commenced and completed during a quarter;

➢	utilization rates, which in turn can be affected by increased hiring, as there is generally a transition period for new consultants that results in a temporary drop in utilization;

➢	the number of business work days in a quarter;

➢	the number of consultants; and

➢	the achievement of milestones under performance-based engagements.

Although our fee structure is variable, our direct costs, which include primarily consultant payroll costs, are fixed within the short-term. Consequently, a variation in the number or size of client engagements or the timing of the initiation or the completion of client engagements can cause significant variations in operating results from quarter-to-quarter.

SUBSEQUENT EVENT

On July 5, 2005, one of our clients filed for bankruptcy. Subsequent to the filing of the bankruptcy, we continued to provide interim management, revenue cycle management and strategic sourcing services under an engagement contract with the client. In addition, we continued to provide services pursuant to a separate engagement contract with the client’s bankruptcy counsel to assist with the bankruptcy process.

On October 21, 2005, the client filed an application with the Bankruptcy Court to authorize our retention during the bankruptcy process. In connection with the application, new financial terms and conditions of the engagement contracts, including billing terms and rates for our services, were negotiated and agreed to with the client and certain other interested parties retroactive to July 5, 2005 pursuant to a new engagement contract that superseded the original contracts. At a hearing held on October 28, 2005, the Bankruptcy Court approved on an interim basis our retention based on these agreed upon terms. On December 14, 2005, the Bankruptcy Court approved our retention on a permanent basis. There could be challenges during the bankruptcy process to the fees earned by us and Speltz & Weis LLC, as well as challenges during and after the bankruptcy process to fees earned by us and Speltz & Weis LLC prior to the bankruptcy filing on July 5, 2005, as several parties to the bankruptcy proceeding have reserved their right to challenge those fees. Although no such claim has been brought to date, if a claim is brought in the future, the claim could have a material adverse impact on our financial position, results of operations, earnings per share or cash flows in the period in which such claim were resolved.

The effect of the change in financial terms approved by the Bankruptcy Court on December 14, 2005 was to reduce revenues in the nine months ended September 30, 2005 by $1.2 million from the amounts provided for under the original terms of the interim management contract with the client. The results for the nine months ended September 30, 2005 also reflect legal and related costs totaling approximately $0.4 million associated with the bankruptcy process.

Based on the projected cash flows under the new financial terms and conditions approved by the Bankruptcy Court, the intangible value that we assigned to the interim management contract in connection with the Speltz & Weis LLC acquisition has decreased. Accordingly, we wrote off the remaining carrying value of this contract in the third quarter of 2005. This charge, totaling $0.6 million, is included in depreciation and amortization for the nine months ended September 30, 2005 and is attributable to the Financial Consulting segment.

Management’s discussion and analysis of financial condition and results of operations

RECENT DEVELOPMENTS

For the fourth quarter of 2005, we expect to report revenues of approximately $55 million to $56 million compared to $40.8 million for the fourth quarter of 2004, operating income of approximately $7.5 million to $8.5 million compared to $4.6 million for the fourth quarter of 2004, and GAAP earnings per diluted share of approximately $0.26 to $0.27 compared to $0.15 for the comparable quarter last year. These preliminary results are after deducting offering costs payable by us totaling approximately $0.1 million, or $0.005 per share, for the fourth quarter of 2005. These offering costs include costs for both the offering that was withdrawn in November 2005 and this current offering. These preliminary results are also after deducting stock-based compensation expense of approximately $2 million for the fourth quarter of 2005. For this period, we did not adopt Statement of Financial Accounting Standards (SFAS) No. 123R, “Share-Based Payment,” which would not have had a material impact on fourth quarter 2005 results.

Our utilization rate for the fourth quarter was 77.4% compared to 77.8% in the fourth quarter of 2004. Average billing rate per hour for the quarter is expected to be in the range of $246 to $250 compared to $243 for the fourth quarter of 2004.

For the year ended December 31, 2005, we expect to report revenues of approximately $206 million to $207 million compared to $159.6 million for the year ended December 31, 2004, operating income of approximately $31 million to $32 million compared to $19.7 million for 2004, and GAAP earnings per diluted share of approximately $1.05 to $1.06 compared to $0.72 for 2004. These preliminary results are after deducting offering costs payable by us totaling approximately $0.5 million, or $0.03 per share, for the year. These offering costs include costs for both the offering that was withdrawn in November 2005 and this current offering. These preliminary results are also after deducting stock-based compensation expense of approximately $7 million for the year. For this period, we did not adopt SFAS No. 123R, which would not have had a material impact on full year 2005 results.

Our utilization rate for the full year 2005 was 76.5% compared to 72.2% for the prior year. Average billing rate per hour is expected to be in the range of $248 to $249 compared to $239 for the prior year. We finished the year with 632 billable consultants versus 483 billable consultants at the end of 2004.

The final financial results for the fourth quarter and the year ended 2005 may differ, and may be materially different, from the preliminary financial results we are reporting due to completion of annual audit procedures, final adjustments and other developments that may arise between now and the time the financial results are finalized for these periods. Accordingly, you should not place undue reliance on these preliminary financial results.

LIQUIDITY AND CAPITAL RESOURCES

Our primary sources of liquidity are cash flows from operations, proceeds generated by our initial public offering and debt capacity available under our credit facility. Cash and cash equivalents, consisting of demand deposits and short-term commercial paper, increased $23.8 million, from $4.3 million at December 31, 2003, to $28.1 million at December 31, 2004 primarily due to cash generated by our initial public offering and growth in our business. Cash and cash equivalents decreased $6.2 million, from $28.1 million at December 31, 2004, to $21.9 million at September 30, 2005 primarily due to the acquisition of Speltz & Weis LLC.

Operating activities

Cash flows generated by operating activities totaled $12.1 million for the nine months ended September 30, 2005 and $7.3 million for the same period last year. Our operating assets and liabilities consist primarily of receivables from billed and unbilled services, accounts payable and accrued expenses,

Management’s discussion and analysis of financial condition and results of operations and accrued payroll and related benefits. The volume of billings and timing of collections and payments affect these account balances. The increase in cash provided by operations for the nine months ended September 30, 2005 was primarily attributable to an increase in revenues and improved financial results due to the general growth of our business, which was partially offset by growth in our receivables from clients and unbilled services. Receivables from clients and unbilled services increased $15.9 million during the nine months ended September 30, 2005, as compared to $8.9 million during the same period last year.

Cash flows generated by operating activities totaled $12.5 million for the year ended December 31, 2004 and $4.0 million for the year ended December 31, 2003. The increase in cash provided by operations for the year ended December 31, 2004 was primarily attributable to higher revenues and improved financial results due to the general growth in our business. Receivables from clients and unbilled services increased $11.4 million during the year ended December 31, 2004 primarily due to increased revenues generated and billed. This increase in client balances was substantially offset by a $11.3 million increase in accounts payable and accrued expenses and accrued payroll and related benefits. Accrued payroll and related benefits at December 31, 2004 included $16.3 million of accrued bonuses, which we paid out in the first quarter of 2005.

Cash flow generated by operating activities totaled $4.0 million for the year ended December 31, 2003 compared to cash used in operating activities of $9.8 million for the partial year ended December 31, 2002. The increase in cash provided by operations for the year ended December 31, 2003 was primarily attributable to revenue growth in excess of the growth in operating expenses when compared to the partial year ended December 31, 2002, which had eight months of operations, and various start-up costs associated with the commencement of operations.

Investing activities

Cash used in investing activities was $18.4 million for the nine months ended September 30, 2005 and $4.4 million for the same period last year. During the nine months ended September 30, 2005, we used $12.5 million to acquire Speltz & Weis LLC, net of cash acquired of $1.8 million. Use of cash in both periods also pertained to the purchase of computer hardware and software, furniture and fixtures and leasehold improvements needed to meet the ongoing needs relating to the hiring of additional employees and the expansion of office space. We estimate that our capital expenditure in 2005 was approximately $8.5 million for the purchase of additional computers, network equipment, furniture and fixtures and leasehold improvements as our business continues to expand.

Cash used by investing activities was $6.9 million for the year ended December 31, 2004 and $4.2 million for the year ended December 31, 2003. Use of cash in both periods pertained to the purchase of computer hardware and software, furniture and fixtures and leasehold improvements needed to meet the ongoing needs relating to the hiring of additional employees and the expansion of office space.

Cash used by investing activities was $4.2 million for the year ended December 31, 2003 and $8.6 million for the partial year ended December 31, 2002. In the partial year ended December 31, 2002, we paid $5.5 million to obtain the release of certain employees from non-competition agreements with Arthur Andersen LLP, their former employer, and $0.8 million of certain related liabilities. In addition, we paid $2.3 million in the partial year ended December 31, 2002 for the purchase of computer hardware and software, furniture and fixtures and leasehold improvements relating to the hiring of employees and establishment of new offices. Capital expenditures for the purchase of property and equipment, including computer hardware and software, furniture and fixtures and leasehold improvements, were the primary use of cash in the year ended December 31, 2003, as business expansion and the hiring of new employees continued during the course of the year.

Management’s discussion and analysis of financial condition and results of operations

Financing activities

During the nine months ended September 30, 2005, we issued notes payable totaling $3.0 million relating to our acquisition of Speltz & Weis LLC. The notes accrue interest at 4% per annum and are payable in three equal annual installments beginning on May 8, 2006.

Cash provided by financing activities was $18.3 million for the year ended December 31, 2004 primarily due to cash proceeds generated by our initial public offering, which we used a portion of to redeem the outstanding 8% preferred stock and repay the 8% promissory notes as discussed below. On June 29, 2004, we paid a special dividend to our stockholders. The special dividend was declared on May 12, 2004 for each outstanding share of common stock and 8% preferred stock payable to holders of record on May 25, 2004. The 8% preferred stock participated on an as converted basis. The aggregate amount of the dividend was $1.3 million, or $0.09 per share of common stock and $9.64 per share of 8% preferred stock. The payment of the special dividend was funded by our available cash balance and by borrowing availability under our credit agreement described below, which we repaid the following day.

Between April and June 2002, in connection with our initial capitalization, we issued to our parent, HCG Holdings LLC, an aggregate of 12,500 shares of our 8% preferred stock for an aggregate consideration of $12.5 million and an aggregate of approximately 11,281,243 shares of our common stock at a purchase price of $0.02 per share for an aggregate consideration of approximately $0.3 million. Proceeds of approximately $10.1 million were also received from the issuance of 8% promissory notes to HCG Holdings LLC.

After the consummation of our initial public offering on October 18, 2004, we used $15.1 million of our net proceeds from the initial public offering to redeem the outstanding 8% preferred stock, plus cumulative dividends and a liquidation participation amount totaling $2.6 million. Also on October 18, 2004, we used $10.7 million of our net proceeds from the initial public offering to repay the 8% promissory notes, including accrued and unpaid interest of $0.6 million.

Huron Consulting Services LLC had a bank credit agreement that expired on February 10, 2005 that allowed it to borrow up to the lesser of $15.0 million or the sum of (a) 75% of eligible accounts receivable and (b) the lesser of 30% of unbilled services and $3.0 million. Borrowings under the agreement were limited by any outstanding letters of credit. Borrowings under the credit agreement bore interest at either the prime rate or LIBOR, rounded up to the nearest whole percentage, plus 2.75%, and were secured by substantially all of Huron Consulting Services LLC’s assets. The bank credit agreement included covenants for minimum equity and maximum annual capital expenditures as well as covenants restricting our ability to incur additional indebtedness or engage in certain types of transactions outside of the ordinary course of business. As of December 31, 2004, we were in compliance with the bank credit agreement debt covenants and had no borrowings outstanding. The balance available under the agreement was $13.3 million after the calculation of eligible accounts receivable and unbilled services balances and a reduction of approximately $1.7 million for letters of credit outstanding.

Prior to the expiration of the bank credit agreement described above, we established a new facility. The new bank credit agreement, expiring on February 10, 2006, allows us to borrow up to the lesser of $25.0 million or the sum of (a) 85% of eligible accounts receivable and (b) the lesser of 40% of unbilled services and $5.0 million. Borrowings under the agreement will be limited by any outstanding letters of credit, will bear interest at LIBOR plus 1.75%, and will be secured by substantially all of our assets. The bank credit agreement includes covenants for minimum equity and maximum annual capital expenditures, as well as covenants restricting our ability to incur additional indebtedness or engage in certain types of transactions outside of the ordinary course of business. As of September 30, 2005, we were in compliance with the bank credit agreement debt covenants and had no borrowings outstanding. The balance available under the agreement was $22.6 million after the calculation of eligible accounts

Management’s discussion and analysis of financial condition and results of operations receivable and unbilled services balances and a reduction of approximately $2.4 million for letters of credit outstanding. We are currently evaluating our need for a more robust credit facility.

Future needs

Our primary financing need has been to fund our growth. Our growth strategy includes hiring additional consultants and expanding our service offerings through existing consultants, new hires or acquisitions. We intend to fund such growth over the next twelve months with funds generated from operations, proceeds from our initial public offering and borrowing availability under our credit agreement. Because we expect that our future annual growth rate in revenues and related percentage increases in working capital balances will moderate, we believe cash generated from operations and the initial public offering, supplemented as necessary by borrowings under our credit facility, will be adequate to fund this growth. Over the longer term, we expect that cash flow from operations, supplemented by short- and long- term financing, as necessary, will be adequate to fund day-to-day operations and capital expenditure requirements. Our ability to secure short-term and long-term financing in the future will depend on several factors, including our future profitability, the quality of our accounts receivable and unbilled services, our relative levels of debt and equity and overall condition of the credit markets.

CONTRACTUAL OBLIGATIONS

The following table represents our obligations and commitments to make future payments under contracts, such as lease agreements, and under contingent commitments as of December 31, 2004 (in thousands).

	Less than 1 year	1-3 years	4-5 years	After 5 years	Total
Operating leases	$4,461	$9,149	$8,668	$14,601	$36,879
Purchase obligations	1,303	49	20	—	1,372

Total contractual obligations	$5,764	$9,198	$8,688	$14,601	$38,251

We lease our facilities and certain equipment under operating lease arrangements expiring on various dates through 2014, with various renewal options. We lease office facilities under noncancelable operating leases that include fixed or minimum payments plus, in some cases, scheduled base rent increases over the term of the lease. Certain leases provide for monthly payments of real estate taxes, insurance and other operating expense applicable to the property. Some of the leases contain provisions whereby the future rental payments may be adjusted for increases in operating expenses above the specified amount. In addition, we lease equipment under noncancelable operating leases.

Purchase obligations include information technology and telecommunication obligations, as well as other commitments to purchase services where we cannot cancel or would be required to pay a termination fee in the event of cancellation.

We also have fixed cash flow requirements relating to the notes payable we issued in conjunction with the acquisition of Speltz & Weis LLC during the nine months ended September 30, 2005. The notes totaled $3.0 million and are payable in three equal annual installments beginning on May 8, 2006, together with accrued interest at 4% per annum.

During 2005, we entered into operating lease agreements for office facilities located in New York, New York and Boston, Massachusetts. In connection with these leases, we issued letters of credit in the amounts of approximately $4.0 million and $691,000 for the New York lease and the Boston lease, respectively. Rental payments under these new arrangements commenced in 2006. Our contractual obligations to make future rental payments under these agreements total $1.8 million in 2006, $4.0 million in 2007, $4.0 million in each of 2008, 2009 and 2010, and $21.6 million in the aggregate after 2010.

Management’s discussion and analysis of financial condition and results of operations

OFF BALANCE SHEET ARRANGEMENTS

We have not entered into any off-balance sheet arrangements.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks related to interest rates and changes in the market value of our investments. We do not enter into interest rate swaps, caps or collars or other hedging instruments.

Our exposure to changes in interest rates is limited to borrowings under the bank credit agreement, which has a variable interest rate tied to the LIBOR or prime rate. We had no borrowings outstanding under our bank credit agreement as of December 31, 2004 and September 30, 2005; therefore, any change in interest rates would not have a material effect on our financial position or operating results.

At September 30, 2005, we had notes payable totaling $3.0 million that are payable in three equal annual installments beginning on May 8, 2006. We are not exposed to interest rate risks in respect to these notes as they bear a fixed interest rate at 4% per annum.

From time to time, we invest excess cash in marketable securities. These investments principally consist of overnight sweep accounts and short-term commercial paper. Due to the short maturity of our investments and debt obligations, we have concluded that we do not have material market risk exposure.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS No. 123R”). In April 2005, the SEC adopted a new rule that amends the effective date of SFAS No. 123R. Under the new rule, we adopted SFAS No. 123R effective January 1, 2006. This statement requires that the costs of employee share-based payments be measured at fair value on the awards’ grant date and be recognized in the financial statements over the requisite service period. SFAS No. 123R supersedes APB 25 and its related interpretations, and eliminates the alternative to use APB 25’s intrinsic value method of accounting, which we are currently using. Additionally, SFAS No. 123R amends SFAS No. 95, “Statement of Cash Flows,” to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid.

SFAS No. 123R allows for two alternative transition methods. The first method is the modified prospective application whereby compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date will be recognized over the remaining service period. The compensation cost for that portion of awards will be based on the fair value of those awards on the grant date as calculated for pro forma disclosures under SFAS No. 123, as originally issued. All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of SFAS No. 123R. The second method is the modified retrospective application, which requires that we restate prior period financial statements. The modified retrospective application may be applied either to all prior periods or only to prior interim periods in the year of adoption of this statement. We have adopted the modified prospective transition method and we do not expect the adoption of SFAS No. 123R to have a material impact on our financial position, results of operations, earnings per share or cash flows.

Business

OVERVIEW

We are an independent provider of financial and operational consulting services. Our highly experienced and credentialed professionals employ their expertise in accounting, finance, economics and operations to provide our clients with specialized analysis and customized advice and solutions that are tailored to address each client’s particular challenges and opportunities. Our financial consulting services help clients effectively address complex challenges that arise from litigation, disputes, investigations, regulation, financial distress and other sources of significant conflict or change. Our operational consulting services help clients improve the overall efficiency and effectiveness of their operations, reduce costs, manage regulatory compliance and maximize procurement efficiency.

Our financial consulting services include:

➢	offering financial and economic analysis, forensic accounting and expert support and testimony services for organizations and their law firms in connection with litigation, business disputes and regulatory and internal investigations;

➢	providing restructuring, turnaround and bankruptcy advisory services for financially distressed organizations, creditors and other constituents;

➢	performing valuations of businesses or assets to assist clients with financial reporting, tax compliance, damage or purchase price assessments and restructuring efforts; and

➢	performing interim management, organizational renewal and turnaround services and other crisis management services for distressed hospitals and other healthcare facilities.

Our operational consulting services include:

➢	assisting research universities and academic medical centers with research administration opportunities and challenges;

➢	assisting healthcare payors and providers to improve the effectiveness of operations and reduce costs;

➢	helping in-house legal departments and law firms improve their operations and reduce their costs and providing forensic technology and discovery services;

➢	developing and implementing procurement plans that provide savings throughout the sourcing process; and

➢	helping large and middle-market organizations that have recently undergone a change in leadership, are integrating acquisitions or are coping with a change in competitive dynamics to address performance challenges and take advantage of opportunities.

Huron was formed in March 2002 and commenced operations in May 2002. We were founded by a core group of experienced financial and operational consultants that consisted primarily of former Arthur Andersen LLP partners and professionals, including our Chief Executive Officer, Gary E. Holdren, with equity sponsorship from a group of investors led by Lake Capital Management LLC.

We created Huron because we believed that a financial and operational consulting business that is unaffiliated with a public accounting firm is better suited to serve its clients’ needs. As an independent consulting firm, Huron is not subject to the legal restrictions placed on public accounting firms that prohibit them from providing certain non-audit services to their audit clients. We also believe that many other consulting firms provide only a limited scope of services and, therefore, a company such as ours with a wide array of services would be better positioned to serve the diverse and complex needs of various organizations.

Business

We have grown significantly since we commenced operations, nearly tripling the number of our consultants from 213 on May 31, 2002 to 632 on December 31, 2005. We have hired experienced professionals from a variety of organizations, including the four largest public accounting firms, referred to as the Big Four, and other consulting firms. Our highly credentialed consultants include certified public accountants, MBAs, accredited valuation specialists and forensic accountants. As of December 31, 2005, we had 75 managing directors who are consultants. These individuals have an average of 22 years of business experience. In addition to our headquarters in Chicago, we have five other core offices located in Boston, Houston, New York City, San Francisco and Washington, D.C. and two smaller offices located in Charlotte and Los Angeles.

In October 2004, we completed our initial public offering and our common stock began trading on the NASDAQ National Market. On May 9, 2005, we acquired 100% of the outstanding membership interests of Speltz & Weis LLC, a specialized consulting firm that consisted of 26 consultants. Speltz & Weis LLC is now part of our Financial Consulting segment.

We provide our services to a wide variety of both financially sound and distressed organizations, including Fortune 500 companies, medium-sized businesses, leading academic institutions, hospitals and healthcare organizations and the law firms that represent these various organizations. Since May 2002, we have conducted over 2,500 engagements for over 1,400 clients, and we have worked on engagements with 37 of the 40 largest U.S. law firms listed in The American Lawyer 2005 Am Law 100.

INDUSTRY BACKGROUND

We believe many organizations are facing increasingly large and complex business disputes and lawsuits, a growing number of regulatory and internal investigations and more intense public scrutiny. Concurrently, we believe increased competition and regulation are presenting significant operational and financial challenges for organizations. Distressed companies are responding to these challenges by restructuring and reorganizing their businesses and capital structures, while financially healthy organizations are striving to capitalize on opportunities by improving operations, reducing costs and enhancing revenue. Many organizations have limited dedicated resources to respond effectively to these challenges and opportunities. Consequently, we believe these organizations will increasingly seek to augment their internal resources with experienced independent consultants like us.

We believe the demand for our services is driven by the following factors:

➢	SEC and internal investigations. The increased scrutiny of accounting practices, internal controls and disclosure has contributed to the large number of financial restatements by public companies. In response to a number of recent incidences of corporate malfeasance and accounting irregularities, the Securities and Exchange Commission, or SEC, has conducted an increasing number of public company investigations over the past few years. Between fiscal 2003 and 2004, the SEC increased its enforcement staffing by approximately 29% and initiated approximately 950 investigations. For fiscal 2005, Congress approved a record $913 million budget, 13% above the prior fiscal year’s appropriation, to hire more staff and continue to enhance SEC oversight and investigation initiatives. For fiscal 2006, the President has recommended a budget of $888 million. In addition, an increasing number of boards of directors, audit committees and special independent committees of companies that have had to review their historical financials or respond to complaints by whistleblowers have conducted internal forensic investigations to determine the underlying facts. These dynamics have driven demand for independent financial consultants like us who help clients respond to SEC investigations, evaluate restatements of financial statements and support internal investigations by combining investigative accounting and financial reporting skills with business and practical experience.

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➢	Litigation and disputes. Litigation and business disputes are prevalent in the United States and, we believe, the volume of this activity does not necessarily correlate with the economic cycle. The breadth and magnitude of these matters is increasing. For example, antitrust investigation and enforcement activities by federal, state and local authorities present heightened complexities and risks for companies in the areas of mergers and acquisitions, pricing policies, distribution relationships and patent and intellectual property matters. In addition, private parties can bring antitrust claims asserting a variety of violations. In complex litigation and disputes, organizations and the law firms that represent them regularly engage experienced consultants to provide or support expert testimony or perform data analyses involving financial, economic and accounting issues.

➢	Sarbanes-Oxley and stockholder activism. The enactment of the Sarbanes-Oxley Act of 2002 has substantially limited the scope of non-audit services that large public accounting firms, such as the Big Four, can provide to their audit clients. We believe these limitations represent a significant opportunity for independent consulting firms. A study done by the Investor Responsibility Research Center in February 2002 of 1,224 public U.S. companies estimated that 72%, or approximately $4.0 billion, of the fees these companies paid to the accounting firm that conducted their audit in fiscal 2000 were for non-audit services. Although a substantial amount of this spending was for tax services, which we do not provide, we believe there is still a significant opportunity to provide the other non-audit services. Further, certain influential institutional investors, citing concerns over perceived conflicts of interest, have opposed the ratification of auditors and the election of directors of companies that engage their auditors to perform permissible non-audit services. We believe that the restrictions of Sarbanes-Oxley, stockholder opposition to auditors performing consulting services for their audit clients and the relatively small number of large public accounting firms will lead many clients to choose independent consulting firms over the Big Four when seeking providers of various consulting services.

➢	Operational challenges and opportunities. Organizations must constantly reevaluate business processes in order to manage change and risk and minimize or recover costs. For example, in the healthcare industry, the steady flow of changes that affect healthcare funding, treatments, delivery and administration increase the difficulty in managing a complex mix of factors, including rising healthcare costs and insurance premiums and the increasing number of uninsured citizens. In the higher education industry, research universities and academic medical centers must develop and maintain programs to effectively manage research compliance risks and implement systems that support the recovery of research costs. Additionally, the difficulties of managing a large number of legal matters compels in-house legal departments to seek ways to improve their efficiency and effectiveness, which drives demand for consultants specializing in legal department operations. In general, a variety of organizations seek to improve their procurement efficiencies, improve operational processes and reduce costs. We believe that in seeking to meet these challenges and capitalize on these opportunities, organizations will increasingly augment their internal resources with consultants who can provide a combination of industry expertise and strong technical skills.

➢	Improving economic conditions and merger and acquisition activity. Despite depressed levels in recent years, there was a rebound in merger and acquisition, or M&A, activity in 2004 amidst an improvement in general economic conditions. According to Dealogic, the aggregate dollar value of announced M&A transactions increased approximately 32% in 2005 compared to 2004. We believe M&A activity creates demand for financial consulting services, such as purchase price allocations and other similar valuation services and dispute and litigation services, as well as operational consulting services, such as performance improvement and strategic sourcing.

➢	Financial distress. Despite the recent decline in corporate bankruptcy filings, we believe there will continue to be a sufficient number of bankruptcies of the size and complexity that typically require

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debtors and other constituents to retain the services of financial advisors. Additionally, we believe there is an ongoing need for restructuring and turnaround consulting services to assist financially distressed, under-performing and debt-laden companies and their stakeholders outside of the bankruptcy process.

OUR COMPETITIVE STRENGTHS

We believe the following key strengths will enable us to take advantage of the industry trends described above and help us compete effectively in the consulting marketplace:

➢	Experienced and highly qualified consultants. We believe the principal reason clients choose a particular consulting firm is the experience of the firm’s professionals. As of December 31, 2005, our 75 managing directors who are consultants have an average of 22 years of business experience and come from a wide array of organizations, including national accounting firms and other consulting firms. Our consultants combine proficiency in accounting, finance, economics and operations with deep knowledge of specific industries. In addition, many of our consultants are highly credentialed and include certified public accountants, MBAs, accredited valuation specialists and forensic accountants.

➢	Independent provider of financial and operational consulting services. We are not affiliated with an accounting firm and, therefore, we are not constrained by the provisions of Sarbanes-Oxley that limit an accounting firm’s ability to provide non-audit services to its audit clients. We believe that these restrictions, together with the perceived conflicts of interests inherent with auditors providing consulting services to their audit clients, provide us with a competitive advantage over public accounting firms in securing consulting engagements. We also believe that the relatively small number of large public accounting firms leads some organizations to engage independent consultants like us to preserve their flexibility to hire large public accounting firms for audit or other attest services.

➢	Complementary service offerings and integrated approach. Many problems faced by organizations involve broad but interrelated operational and financial issues that require creative solutions drawn from various areas of expertise. We offer a broad array of financial and operational consulting services that can be delivered through teams of consultants from our different practices. Our integrated approach enables us to provide solutions tailored to specific client needs. For example, in a securities fraud lawsuit, we can deploy a team of forensic accountants to review a client’s historical accounting and financial reporting practices and a valuation specialist to perform impairment analyses. In addition, our range of service offerings reduces our dependence on any one service offering or industry, provides a stimulating work environment for our consultants and enhances our flexibility in managing the utilization and career development of our directors, managers, associates and analysts.

➢	Distinctive culture. We believe we have been successful in attracting and retaining top talent because of our distinctive culture, which combines the energy and flexibility of a high-growth company with the professionalism of a major professional services firm. To preserve our distinctive culture, our Chief Executive Officer or Vice President of Operations has personally interviewed each managing director candidate prior to making an offer of employment. We believe our performance-based compensation program, which both recognizes individual performance and reinforces teamwork, also contributes to our recruiting and retention success. In our view, these elements combine to create an environment in which talented, self-directed professionals want to build a long-term career.

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OUR GROWTH STRATEGY

Our strategy to increase our revenues and grow our company involves the following key elements:

➢	Attracting additional highly qualified consultants. From May 31, 2002 through December 31, 2005, we nearly tripled the number of our consultants from 213 to 632. We have seven human resource professionals dedicated to recruiting employees who will complement and add depth to our broad array of existing consulting skills. We believe our stimulating work environment, performance-based compensation program and distinctive culture will enable us to attract additional top talent from other consulting firms, accounting firms, targeted industries and on-campus recruiting. Although we do not expect to add employees at our historical growth rate, we expect to continue to hire a meaningful number of new consultants in the future as demand for our various services continues to grow. The actual number and experience level of consultants to be hired will be in response to our assessments of future market conditions and demand for our services. In the near term, our focus will primarily be on hiring and developing additional managers, associates and analysts to expand support for our existing practices and better leverage the managing directors and directors that we have hired. We will also continue in the near term to hire talented managing directors to build our business.

➢	Growing our existing relationships and developing new relationships. We work hard to maintain and grow our existing client and law firm relationships. The goodwill created from these relationships leads to referrals from satisfied clients and their law firms, which also enables us to secure engagements with new clients. We intend to focus on the following principal client areas: (1) lawyers and their law firms; (2) the general counsel of Fortune 1000 companies; (3) higher education and research institutions; (4) the healthcare sector (which includes providers, payors and pharmaceutical companies); (5) distressed companies and industries; and (6) the CFOs and COOs of companies with revenues of $1 billion to $20 billion.

➢	Continuing to promote and deliver an integrated approach to service delivery. We will continue to utilize our experience with the financial and operational challenges facing our clients to identify and provide additional value-added services as part of an integrated solution. Frequently, a particular engagement is expanded or a new engagement secured with an existing client as a direct result of our quality work for that client. To promote the teamwork required to provide integrated solutions, we evaluate and compensate individuals based on their contributions to our entire organization, not just on the performance of their particular engagements or practices.

➢	Continuing to build our brand. We intend to continue to build our reputation and a common identity for the services we provide under the Huron brand name. We believe that using a common brand name and identity for our services enhances our visibility in the marketplace and improves our ability to compete for new business. To enhance our brand, we actively promote our name and capabilities through our sales and marketing activities, such as participation in seminars, sponsorship of client events and publication of articles in industry periodicals. We also are continuing to develop internal quality assurance programs to support our goal of consistently providing high quality, client-focused services.

➢	Expanding our service offerings. We believe there will be opportunities to expand our current capabilities or broaden the scope of our existing services, and we will evaluate these in response to client and general market demands. If we choose to expand our service offerings, we believe that we can grow our business to address such expansion with our existing consultants or a combination of existing consultants and new hires. For example, given the challenges faced by general counsels regarding legal compliance and litigation management, we believe the general counsel market represents a large growth opportunity.

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➢	Pursuing strategic acquisitions. We also intend to evaluate select acquisitions of complementary businesses as another means to broaden the scope or depth of our capabilities and expand our client base. For example, our recent acquisition of Speltz & Weis LLC has enabled us to provide a greater scope of services in the healthcare provider space by bolstering our capabilities to include interim management and related services to distressed hospitals and other healthcare providers.

Our ability to implement our growth strategy is subject to a number of risks, including those described under the section of this prospectus entitled “Risk Factors” concerning our consultants, our reputation, new service offerings and our intellectual property.

OUR SERVICES

We provide our services through two segments: Financial Consulting and Operational Consulting. For both the year ended December 31, 2004 and the nine months ended September 30, 2005, we derived 57.9% of our revenues from Financial Consulting and 42.1% of our revenues from Operational Consulting. For further financial information on our segment results, see “Management’s discussion and analysis of financial condition and results of operations” and note 15, “Segment Information” in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

Financial Consulting

Our Financial Consulting segment provides highly specialized financial and economic analysis and advice to help clients effectively address complex challenges that arise from litigation, disputes, investigations, regulation, financial distress and other sources of significant conflict or change. Our Financial Consulting segment consisted of 306 consultants as of December 31, 2005. This segment’s practices and the services they offer include:

➢	Disputes and investigations. Our disputes and investigations practice provides financial and economic analysis to support law firms and corporations in connection with business disputes, lawsuits and regulatory or internal investigations. We have extensive experience in the areas of financial investigations and forensic accounting, including matters involving the SEC or other regulatory inquiries or investigations, financial restatements and special accounting projects. We provide specialized accounting services to gather and analyze voluminous financial data and reconstruct complex transactions and events. In addition, we apply economic and econometric analyses in the areas of antitrust and anticompetitive practices, securities fraud, insurance claims and damages, as well as deliver or support independent expert testimony in such cases.

➢	Corporate advisory services. Our corporate advisory services practice provides consulting assistance to financially distressed companies, creditor constituencies and other stakeholders in connection with bankruptcy proceedings and out-of-court restructurings. For distressed companies, we assess the viability of their business and work closely with management to develop and implement a turnaround plan to improve cash flow and a debt-restructuring plan to improve their balance sheet. In some instances, we serve in interim management roles. When out-of-court solutions are not achievable, we assist clients with preparing for a Chapter 11 bankruptcy filing and with all aspects of the bankruptcy process by gathering, analyzing and presenting financial and business information needed to achieve a successful reorganization. We also provide claims management services to help companies process and analyze complex and voluminous claims filed in bankruptcies. For creditor constituencies, including committees of unsecured creditors, we provide similar financial analyses designed to maximize the recovery of amounts owed to creditors and assess the viability of a debtor’s reorganization plan.

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➢	Valuation services. Our valuation services practice delivers expert valuation analysis to clients and their advisors. We perform valuations of businesses, financial interests, intellectual property, real property, machinery and equipment and other tangible and intangible assets. We anticipate combining this practice with our disputes and investigations practice in 2006. Our valuation services practice typically supports client needs in the following contexts:

• Transactions: supporting clients’ financial and tax reporting, especially in the context of acquisitions and other corporate transactions;

• Litigation or disputes: valuing businesses or assets; and

• Bankruptcies: supporting the restructuring process or the sale of business assets.

➢	Interim management/Focused consulting. With our acquisition of Speltz and Weis LLC, we can provide additional services to distressed hospitals and other healthcare facilities. Our interim management/focused consulting practice typically provides the following services:

• Interim management: serving as on-site senior management, including Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, with a specialization in managing distressed hospital systems and facilities; also provide chief restructuring officers to facilities in bankruptcy;

• Focused consulting: the interim managers are supported by consultants that provide revenue cycle improvements, cost reduction initiatives, clinical support, revenue generation/business development, financial planning and analysis and litigation support; and

• Bankruptcies, workouts and restructuring: in addition to providing chief restructuring officers to facilities in bankruptcy, we provide creditor relations and facilitation and reorganization planning and out-of-court workouts.

Operational Consulting

Our Operational Consulting segment provides services designed to help clients improve the overall efficiency and effectiveness of their operations by enhancing revenue, reducing costs, managing regulatory compliance and maximizing procurement efficiencies. Our Operational Consulting segment consisted of 326 consultants as of December 31, 2005. This segment’s practices and the services they offer include:

➢	Higher education. Our higher education practice provides operational consulting services to colleges, universities and academic medical centers. We provide financial modeling, operational process redesign, strategic planning and assessments and advice on software selection and implementation, especially in connection with helping research universities address the challenges and complexities of administering research programs, including the complex requirements of federally-funded research. Our research administration services include compliance assessments, cost recovery services and operations assistance. We also have extensive experience implementing the PeopleSoft® Grants Suite as a technology solution to sponsored research administration challenges. Our experience is in the areas of Grants, Projects, Contracts, Billings, and Accounts Receivable applications.

➢	Healthcare. Our healthcare practice helps healthcare providers and payors effectively address their strategic, operational, management, and financial challenges. On the provider side, we help hospitals, physicians and other healthcare providers improve operations by performing assessments and implementing solutions designed to reduce costs and increase effectiveness. Our engagements typically focus on revenue cycle and cash acceleration, supply chain improvements, strategic growth and planning, financial planning and physician/ancillary services. Additionally, we provide risk management and regulatory compliance solutions. For healthcare payors, we focus on compliance and government contracting issues related to federal healthcare programs. Our Medicare contract services include Medicare contract transition and termination assistance, implementation of cost accounting standards, secondary payer analyses, strategic assessments, proposal support services and assistance related to implementation of the Medicare Modernization Act. We assist pharmaceutical companies

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with pricing analyses and related aspects of regulatory disclosures and calculations. We also assist health plans with various operational issues including claims processing over and under-payments, Pharmacy Benefit Manager audits and business performance reporting.

➢	Legal business consulting. Our legal business consulting practice helps both in-house legal departments and outside counsel enhance the quality of legal services while reducing costs by more efficiently aligning strategy, people, processes and technology. We provide strategic advice to help legal departments and law firms improve their organizational design, business processes, and management of outside counsel and we work with corporations and law firms to provide solutions to enhance their discovery process management and electronic discovery needs. One area of emphasis is helping clients to choose and implement technology-powered solutions that improve legal department operations. We provide a full array of forensic technology, discovery, and records management services that include discovery process execution, electronic discovery services, computer forensics, data management, records program development, records improvement planning and process, and program management, all aimed at reducing costs, coordinating matters and people and streamlining processes. We also have extensive experience in selecting, customizing and successfully rolling out matter management systems and E-Billing systems that help legal departments track and manage lawsuits and other legal matters. These systems are powerful tools for managing budgets, spending and resources. We provide similar services for document management systems and patent management applications.

➢	Strategic sourcing. Our strategic sourcing practice works with clients to drive sustainable non-salary cost reductions. We help clients achieve significant savings by addressing the entire procurement process, including contract negotiations, vendor selection, contract compliance, consumption patterns, total cost of ownership, performance measurement, knowledge transfer and make-versus-buy decisions. We identify opportunities for measurable savings, develop approved action plans and guide the implementation of those plans to final conclusion. We have achieved substantial savings for clients in a wide variety of spend categories, including office-related products, telecommunications, IT hardware, software and services, insurance, printing services, travel and industry-specific categories.

➢	Performance improvement. Our performance improvement practice works with executive officers and other senior managers of large and middle-market organizations that have recently undergone a change in leadership, are integrating acquisitions or are coping with a change in competitive dynamics to address performance challenges and take advantage of opportunities. Our engagements typically increase effectiveness of operations or decrease costs by developing and implementing solutions for clients in areas such as business alignment, operational improvement, selling, general and administrative cost efficiency, and organizational alignment.

OUR CLIENTS

We provide financial and operational consulting services to a wide variety of both financially sound and distressed organizations, including Fortune 500 companies, medium-sized businesses, academic institutions, healthcare organizations and the law firms that represent these various organizations. Our clients are in a broad array of industries, including education, professional services, transportation services, healthcare, telecommunications, financial services, electronics, consumer products, energy and utilities, industrial manufacturing and food and beverage. Since commencing operations in May 2002, we have conducted over 2,500 engagements for over 1,400 clients, and we have worked on engagements with 37 of the 40 largest U.S. law firms listed in The American Lawyer 2005 Am Law 100. Our top ten clients represented 27.8% and 37.8% of our revenues in the year ended December 31, 2004 and the nine months ended September 30, 2005, respectively. No single client accounted for more than 10% of our revenues in 2004. Revenues from one client represented 11.6% of our revenues in the nine months ended September 30, 2005. The following are examples of engagements that we have performed for our clients.

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Financial Consulting

Practice	Client need	Huron solution
Disputes and investigations	Assist legal counsel for an audit committee of a public software company in connection with an SEC investigation and class action litigation

➢  Forensic accounting experts conducted a large-scale, in-depth financial analysis of financial records and analyzed issues such as revenue recognition, acquisition accounting, capitalization of assets, complex transactions and goodwill impairment to identify accounting errors.

➢ Consultants specializing in GAAP assisted the client with preparation of the restatement of its financial statements and presentations to the SEC.

Corporate advisory services	Assist with Chapter 11 bankruptcy proceedings of an air transportation company

➢  Pre-petition, developed procedures and “playbooks” in the event the client had to file for bankruptcy protection, including implementation of policies and procedures relating to cash management, aircraft and supplier related issues, and financing related matters.

➢  Post-petition, participated in the restructuring office and provided a wide range of analyses, including: reporting requirements (monthly operation reports, statement and schedules and required reports from various creditor committees); business plan assistance; SOP 90-7 implementation; claims management and reconciliation; evaluation of potential courses of action related to preferences, executory contracts and lease negotiations; monitoring of other case constituents and their advisors; and the development of a joint plan of reorganization and disclosure statement.

Valuation services	Value assets of acquired company for purchase price allocation by a global media company	➢ Analyzed the fair market value of the assets of the acquired company, including tangible assets, customer relationships, favorable contracts, franchise value and goodwill.
➢ Determined the remaining life of the assets as well as tested for impairment of the assets in other operating units to support financial reporting requirements.

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Practice	Client need	Huron solution

Interim management/ Focused consulting	Provide interim management and performing focused consulting services for a large hospital system in the United States	➢ Provided experienced senior executive management, including the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer and various department managers.

➢  Made revenue cycle improvements by analyzing and correcting back-office operations, monitoring tools that report key metrics, improving coding and automation and analyzing and renegotiating payor contracts to improve performance including arranging for significant increases in cash flow, improved relations with trade creditors and system improvements for the long term.

Operational Consulting

Practice	Client need	Huron solution
Higher education and strategic sourcing	Assess research administration infrastructure of a leading university due to dramatic growth in research volume and increased scrutiny of federal regulators	➢ Evaluated current operations and provided a plan for implementation of improvements to research administration infrastructure, including:
– roles and responsibilities within central university units and departmental units;
– organizational structure of the research enterprise, including its relationship with other university entities;
–business processes;
–information systems;
–personnel;
–training and educational programs; and
–performance measures for central research units.

➢ Evaluated the exposure of the primary research support units to financial and operational risks relating to research universities.

➢ Assessed impact of plans to replace university-wide financial systems on research administration support services.

➢  Our strategic sourcing practice identified areas where the university could reduce its costs of procuring goods and services, such as through library services, scientific supplies or office-related products.

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Practice	Client need	Huron solution

Healthcare	Improve operating margins of healthcare provider	➢ Comprehensive assessment of performance levels related to operating costs, supply costs, revenue cycle and organizational structure efficiency.
➢ Quantified and prioritized areas of potential opportunity for change, growth and/or improvement, including revenue management, use of supplies and efficiency of information systems.
➢ Developed and implemented plans for sustained improvements in:
–supply chain;
–revenue cycle; and
–organizational effectiveness.

Assist in recovering overpaid claims

➢  Assisted a large health insurance organization perform a detailed analysis of its coordination of benefits programs.

➢  Identified a significant number of claims that had been paid in error by the client and assisted the client in recovering these overpayments.

Legal business consulting	Develop cost saving initiatives for pharmaceutical company’s recently expanded legal department	➢ Analyzed processing of legal matters through various phases and the distribution and management of legal work by internal and outside staff.
➢ Developed cost saving initiatives to improve organizational design, outside counsel management and business process.

➢  Assisted with the implementation of an interim matter management system for litigation and the selection of a new department-wide matter management system that will be implemented over a period of time.

Implement an electronic discovery system and an enterprise-wide discovery management solution

➢  Evaluated existing electronic document and hard-copy/image-based discovery processes.

➢  Recommended and implemented an electronic document discovery solution to successfully reprocess documents and provide a review and production platform.

➢  Structured and managed the electronic review, including providing the on-site attorney training, system metrics and user reports.

➢  Developed end-to-end company wide solution for all discovery management needs from issuance of legal holds through case archival and record retention.

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Practice	Client need	Huron solution

Performance improvement	Devise an overarching strategy for the supply chain function for a large consumer products client

➢  Synthesized market research, customer feedback and industry benchmarks to provoke discussion about future direction and priorities in the supply chain arena.

➢  Facilitated a process to build consensus among senior management from across major business units leading to the development of a long-range plan and a series of near-term initiatives.

EMPLOYEES

Our ability to bring the right expertise together to address client issues requires a willingness to work and think outside the bounds of a single practice or specialty. Our success depends on our ability to attract and retain highly talented professionals by creating a work environment where both individuals and teams thrive and individuals are rewarded not only for their own contributions but also for the success of our organization as a whole. To accomplish those goals and recognize performance, we have adopted a comprehensive rewards program incorporating compensation, training and development opportunities, performance management and special recognition programs that motivates individual performance and promotes teamwork.

As of December 31, 2005, we had 773 employees, consisting of 632 consultants and 141 non-billable professionals. The 632 consultants consisted of 75 managing directors, 95 directors, 144 managers and 318 associates and analysts. Of these consultants, 142 have a master’s degree in business administration, 79 are certified public accountants and various others are accredited valuation specialists and forensic accountants. Our managing directors serve clients as advisors and engagement team leaders, originate revenue through new and existing client relationships, and work to strengthen our intellectual capital, develop our people and enhance our reputation. Our directors and managers manage day-to-day client relationships and oversee the delivery and overall quality of our work product. Our associates and analysts gather and organize data, conduct detailed analyses and prepare presentations that synthesize and distill information to support recommendations we deliver to clients. In addition to our consultants and non-billable professionals, in certain cases we also utilize independent contractors.

Our 141 non-billable professionals at December 31, 2005 consisted of 10 managing directors, 27 directors, 23 managers, 41 associates and analysts and 40 assistants. Our non-billable professionals include our senior management team, senior client relationship managers and legal, finance, information technology, marketing and human resource personnel.

We assimilate and support employees in their career progression through training and development programs. We have structured orientation and training programs for new analysts, “milestone” programs to help recently promoted employees quickly become effective in their new roles, and opportunities for self-directed training, including technical and consulting courses. We assign employees internal performance coaches to identify opportunities for development, formal training or certifications.

Our compensation plan includes competitive base salary, incentives and benefits. Under our incentive plan, directors, managers, associates and analysts set goals each year with a performance coach. These goals are aligned with our business goals as well as individual interests and development needs. Managing directors set goals with their practice leader using a balanced scorecard. The incentive plan balances our value of teamwork with recognition of individual performance, and incentive compensation

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is tied to both team and individual performance. Incentives for managing directors are based on their individual performance and their contribution to their practice and to our business as a whole. Funding of the incentive pool is based on our achievement of annual financial goals and each practice’s achievement of its financial goals. In addition, managing directors and certain high-performing directors are eligible for long-term equity incentives.

BUSINESS DEVELOPMENT AND MARKETING

Business development

Our business development activities aim to build relationships and a strong brand reputation with key sources of business and referrals, especially top-tier law firms and the offices of the chief financial officer and general counsel of organizations. We believe that excellent service delivery to clients is critical to building relationships and our brand reputation, and we emphasize the importance of client service to all of our employees.

We generate most of our new business opportunities through relationships that our managing directors have with individuals working in corporations, academic institutions, existing or former clients and top-tier law firms. Although some managing directors spend more time on service delivery than new business development, all of our managing directors understand their important role in ongoing relationship and business development, which is reinforced through our compensation and incentive program. We actively seek to identify new business opportunities, and we frequently receive referrals and repeat business from past and current clients and from the law firms with which we have worked.

We also from time to time host conferences that facilitate client development opportunities. For example, in the third quarter of 2005 we hosted a corporate advisory services summit.

In addition, to complement the business development efforts of our managing directors, we have a group of senior client relationship managers, who are focused exclusively on developing client relationships and generating new business through their extensive network of contacts. We also have formed relationships with prominent academics, which generate new business opportunities.

Marketing

We have a centralized marketing department with a marketing professional assigned to each of our practices. The centralized department coordinates these professionals’ activities, and also develops and coordinates traditional marketing programs, such as participation in seminars, sponsorship of client events and publication of articles in industry publications to actively promote our name and capabilities. The marketing department also manages public relations activities, develops printed marketing materials and performs research and database management to support sales efforts.

COMPETITION

The consulting services industry is extremely competitive, highly fragmented and subject to rapid change. The industry includes a large number of participants with a variety of skills and industry expertise, including other business operations and financial consulting firms, general management consulting firms, the consulting practices of major accounting firms, technical and economic advisory firms, regional and specialty consulting firms and the internal professional resources of organizations. We compete with a large number of service providers in both of our segments. Our competitors often vary depending on the particular practice area. In addition, we also expect to continue to face competition from new entrants because the barriers to entry into consulting services are relatively low.

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We believe the principal competitive factors in our market include firm and consultant reputations, client and law firm relationships and referrals, the ability to attract and retain top consultants, the ability to manage engagements effectively and the ability to be responsive and provide high quality services. There is also competition on price, although to a lesser extent due to the critical nature of many of the issues that the types of services we offer address. Many of our competitors have a greater geographic footprint, including an international presence, and name recognition, as well as have significantly greater personnel, financial, technical and marketing resources than we do. We believe that our independence, experience, reputation, industry focus and broad range of professional services enable us to compete favorably and effectively in the consulting marketplace.

FACILITIES

Our principal executive offices are located in Chicago, Illinois, consisting of approximately 82,668 square feet of office space, under a lease that expires in September 2014. We have two five-year renewal options under the lease that will allow us to continue to occupy this office space until September 2024. This facility accommodates our executive team and corporate departments, as well as consultants in each of our practices. We also occupy leased facilities for our five other core offices located in Boston, Houston, New York City, San Francisco and Washington, D.C., as well as smaller offices located in Charlotte and Los Angeles. We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities are available for lease to meet future needs.

LEGAL PROCEEDINGS

From time to time, we are involved in legal proceedings and litigation arising in the ordinary course of business. As of the date of this prospectus, we are not a party to or threatened with any litigation or other legal proceeding that, in our opinion, could have a material adverse effect on our business, operating results or financial condition.

Management

EXECUTIVE OFFICERS AND DIRECTORS

The following table sets forth the names and positions of our executive officers and board members and their ages as of February 1, 2006.

Name	Age	Position(s)
Gary E. Holdren	55	Chairman of the Board, Chief Executive Officer and President
George E. Massaro	58	Vice Chairman of the Board
Daniel P. Broadhurst	46	Vice President of Operations and Assistant Secretary
Gary L. Burge	51	Vice President, Chief Financial Officer and Treasurer
Natalia Delgado	52	General Counsel and Corporate Secretary
Mary M. Sawall	50	Vice President, Human Resources
DuBose Ausley	68	Director
James D. Edwards	62	Director
John McCartney	53	Director
John S. Moody	56	Director

The following is information regarding each of our executive officers and board members:

Gary E. Holdren has served as our Chief Executive Officer and President and as a director since May 2004 and as Chief Executive Officer of Huron Consulting Services LLC since June 2003 and President of Huron Consulting Services LLC since we commenced operations in May 2002. He was elected Chairman of the board of directors on November 3, 2004. Previously, he was a partner and the Midwest director of global client services of Arthur Andersen LLP, where he also served on the U.S. management committee from 1991 to 1998, and the executive council of Andersen Worldwide from 1994 to 1998. Mr. Holdren has more than 30 years of experience consulting with corporations and legal counsels on complex financial and business matters as well as extensive experience serving as an expert witness. He has extensive consulting experience in international tax, antitrust and corporate civil damages and has testified as an accounting and industry expert in federal tax court and federal district courts. Mr. Holdren is a member of the board of directors of the Lyric Opera of Chicago and Cowboy Dreams, a Chicago-area charitable organization. He also serves on the executive committee and board of directors of The Joffrey Ballet of Chicago, and is a member of the Business Advisory Council of the Richard T. Farmer School of Business, Miami University-Ohio. Mr. Holdren is a certified public accountant.

George E. Massaro has served as a director since May 2004 and as Vice Chairman since March 2005. He also has served as Vice Chairman of Huron Consulting Services LLC since March 2005. During 2006, Mr. Massaro intends to reduce his workload to a part time, or approximately one-third, basis and dedicate his efforts to strategic initiatives for us, including major client assignments. He served as our Chief Operating Officer and as Chief Operating Officer of Huron Consulting Services LLC from June 2003 until March 2005. Mr. Massaro joined Huron Consulting Services LLC in August 2002 as a managing director and subsequently became the leader of our disputes and investigations and valuation services practices. Previously, he served as the managing partner of Arthur Andersen LLP’s 1,200 person New England practice from 1998 to 2002 and managing partner of the Boston office from 1995 to 1998. Mr. Massaro has served clients in the financial services and high technology industries. Mr. Massaro serves as a director of Charles River Laboratories, a provider of research products and preclinical services for the biomedical community, and of Eastern Bank Corporation, an independent mutual bank holding company in New England. He is a certified public accountant.

Management

Daniel P. Broadhurst has served as our Vice President of Operations since March 2005. He has served as Vice President and Assistant Secretary of Huron Consulting Services LLC since January 2004 and as a Managing Director of Huron Consulting Services LLC since May 2002. Mr. Broadhurst served as our Vice President, Quality and Corporate Development from May 2004 to March 2005 and as Assistant Secretary since May 2004. Mr. Broadhurst assists with the day-to-day operations and works closely with the Huron Consulting Services LLC practice group leaders regarding practice performance, resource planning and all other aspects of business planning. He also continues to serve as the Quality Officer for Huron Consulting Services LLC. His expertise covers large and complex accounting and litigation matters related to international and domestic tax law, regulatory issues, breach of contract, purchase price disputes, intellectual property, fraud, tort, environmental, and other claims against government agencies. Previously, Mr. Broadhurst served as managing partner of Arthur Andersen LLP’s 450 person Central Region economic and financial consulting group from 1998 through 2002 and managing partner for the Central Region litigation consulting group from 1996 through 1997. Mr. Broadhurst serves as Treasurer and is a board member of the Illinois CPA Society. He is a certified public accountant.

Gary L. Burge has served as our Vice President, Chief Financial Officer and Treasurer since May 2004 and as Vice President, Chief Financial Officer and Treasurer of Huron Consulting Services LLC since November 2002. Prior to joining us, he served as the chief financial officer for PrimeCo Wireless Communications from 2001 to 2002. From 1999 to 2001, Mr. Burge served as chief financial officer for Morningstar, Inc., a globally recognized provider of investment information and services to the individual and institutional marketplace. During his career, he has also held various senior management and leadership roles with 360° Communications Company, a wireless communications company, Sprint Corporation, a global communications company, and Centel Corporation, a telecommunications company, where he held positions in finance, information technology, engineering and mergers and acquisitions. Mr. Burge began his career in professional services with Deloitte & Touche LLP. He is a member of the Department of Accountancy Advisory Board of Northern Illinois University. Mr. Burge is a certified public accountant.

Natalia Delgado has served as our General Counsel and Corporate Secretary since September 2004. From January 1999 to September 2004, she was a principal at the law firm of Goldberg, Kohn, Bell, Black, Rosenbloom & Moritz, Ltd. Prior to that, Ms. Delgado was a partner at the law firm of Jenner & Block. For more than 23 years, Ms. Delgado has represented clients in securities and corporate matters, including public offerings, mergers and acquisitions and corporate restructurings. Her practice has also involved advising clients regarding compliance with securities laws and corporate governance. Ms. Delgado is a member of the board of directors of the National Women’s Law Center and is an active member of the Committee of Visitors of the University of Michigan Law School.

Mary M. Sawall has served as our Vice President, Human Resources since May 2004, as Vice President, Human Resources of Huron Consulting Services LLC since January 2004 and as Managing Director and head of Human Resources of Huron Consulting Services LLC since May 2002 when we commenced operations. Previously, she was executive vice president of human resources at Encore Development, a technology solutions provider, from 2000 to 2002, and at marchFIRST Inc., a global business and technology solutions provider, from 1998 to 2000. She has also served as director of human resources for the Illinois practice of Deloitte & Touche LLP and has had financial and administrative management positions at Booz Allen Hamilton, a global strategy and technology consulting firm, and Cambridge Associates, a provider of investment and financial research and consulting services to nonprofit institutions.

DuBose Ausley was appointed to our board of directors on October 12, 2004. He is an employee of Ausley & McMullen, a law firm in Tallahassee, Florida, where he was Chairman for more than 25 years prior to June 2002. Mr. Ausley is a director of Capital City Bank Group, Inc., a financial services holding

Management

company, Tampa Electric Co., Inc. and TECO Energy, Inc., public utilities operating in the State of Florida and Blue Cross and Blue Shield of Florida, Inc. He was also Chairman of the Capital City Bank Group, Inc. from 1982 to 2003.

James D. Edwards was appointed to our board of directors on October 12, 2004. Mr. Edwards retired in 2002 as managing partner-global markets of Arthur Andersen LLP, a position he had held since 1998. Mr. Edwards began his career with Arthur Andersen LLP in 1964 and served in several positions after that time. Mr. Edwards is also a director of IMS Health Incorporated, a global provider of information solutions to the pharmaceutical and healthcare industries, Transcend Services, Inc., a provider of medical transcription services to the healthcare industry, and Crawford & Company, a global provider of claims management solutions. Mr. Edwards is a member of the American Institute of Certified Public Accountants.

John McCartney was appointed to our board of directors on October 12, 2004. He has served as a director of Westcon Group, Inc., a specialty distributor of networking and communications equipment, since August 1998 and was elected chairman of the board of directors in January 2001. Mr. McCartney served as vice chairman of the board of directors of Datatec Limited, a networking technology and services company, from October 1998 until May 2004. Since December 2003, he has served as chairman of the board of First Circle Medical, Inc., a privately-held medical therapy company. Since 1998, Mr. McCartney has served as a director of A.M. Castle Corporation, a steel distributor, and he currently serves as lead director, chairman of the audit committee and a member of the governance committee. From June 1997 to March 1998, he held the position of president of 3Com Corporation’s Client Access Unit. He joined the executive management team of US Robotics in March 1984 as vice president and chief financial officer and served in various executive capacities until serving as president and chief operating officer of US Robotics from January 1996 until its merger with 3Com Corporation in June 1997. Mr. McCartney is a certified public accountant.

John S. Moody was appointed to our board of directors on November 8, 2005. He served as a director of CRIIMI MAE, Inc., a full-service, commercial, mortgage company that was structured as a publicly-held real estate investment trust (“REIT”) from 2004 to 2006 when it was acquired by a subsidiary of Caisee de depot et placement du Quebec. From 2001 to 2004, he served on the boards of director of two publicly held REITs: Keystone Property Trust and Equity Office Properties Trust. From 2004 until recently, Mr. Moody served as president and chief executive officer of HRO Asset Management, LLC, a real estate advisory business. Prior to that, from 2001 to 2004, Mr. Moody served as president of Marsh & McLennan Real Estate Advisors, Inc., a business that directed the execution of real estate projects and transactions for Marsh & McLennan. From 1995 to 2000, Mr. Moody was president and chief executive officer of Cornerstone Properties, Inc., a REIT that acquired, developed and operated large scale Class A office buildings in major markets throughout the United States and that merged into Equity Office Properties Trust. Mr. Moody received a law degree from The University of Texas School of Law.

BOARD OF DIRECTORS

Our certificate of incorporation provides that our board of directors will consist of such number of directors as from time to time fixed by resolution of the board. The number of directors is currently fixed at seven. Each of Messrs. Ausley, Edwards, McCartney and Moody is an independent director in accordance with the independence requirements of the NASDAQ National Market and the rules of the SEC.

Our certificate of incorporation divides our board into three classes, with one class to be elected each year to serve for a three-year term. Class I directors have a term expiring in 2008, Class II directors have a term expiring in 2006 and Class III directors have a term expiring in 2007.

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Class I is composed of Mr. Massaro, Class II is composed of Messrs. Ausley and Moody and Class III is composed of Messrs. Edwards, Holdren and McCartney. Paul Yovovich resigned as a member of our board of directors as of January 31, 2006.

BOARD COMMITTEES

We have three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit committee

The audit committee is comprised of three directors elected by a majority of the board. The audit committee oversees our accounting and financial reporting processes, as well as the audits of our financial statements, including retaining and discharging our auditors. Our audit committee complies with the independence requirements of the NASDAQ National Market and the rules of the SEC under the Securities Exchange Act of 1934, as amended. The audit committee is comprised of Messrs. McCartney (Chairperson), Edwards and Ausley.

Compensation committee

The compensation committee is comprised of three directors elected by a majority of the board. The compensation committee oversees the administration of our benefit plans, reviews and administers all compensation arrangements for executive officers and establishes and reviews general policies relating to the compensation and benefits of our officers and employees. Our compensation committee complies with the independence requirements of the NASDAQ National Market. The compensation committee is comprised of Messrs. Moody (Chairperson), McCartney and Ausley.

Nominating and corporate governance committee

The nominating and corporate governance committee is comprised of three directors elected by a majority of the board. The nominating and corporate governance committee’s responsibilities include identifying and recommending to the board appropriate director nominee candidates and providing oversight with respect to corporate governance matters. Our nominating and corporate governance committee complies with the independence requirements of the NASDAQ National Market. The nominating and corporate governance committee is comprised of Messrs. Edwards (Chairperson), Ausley and Moody.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of our executive officers will serve as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Management

COMPENSATION OF DIRECTORS

We pay each of our non-employee directors $40,000 per year and $1,000 for each meeting of the board of directors or any committee of the board that he or she attends. Each new non-employee director receives a restricted stock award of 15,000 shares. Each non-employee director receives an additional 5,700 shares of restricted common stock annually. We also pay a fee of $10,000 to the chairman of the audit committee and a fee of $7,500 to the chairs of each of the compensation committee and nominating and corporate governance committee for acting as a committee chair. On October 18, 2004, we granted each independent director options exercisable for 12,903 shares of our common stock under our 2004 Omnibus Stock Plan. These options have a per share exercise price equal to $15.50. One third of the options granted to directors vested on the grant date, one third vested on the date of our 2005 annual meeting and the final one third will vest on the date of the 2006 annual meeting. On October 1, 2005, we granted 10,750 restricted shares of our common stock under our 2004 Omnibus Stock Plan to each of Messrs. Ausley, Edwards and McCartney. Mr. Moody, who was appointed to our board on November 8, 2005, was granted 15,000 restricted shares of our common stock on December 1, 2005. These restricted shares vest pro-ratably over a three-year period on the first day of each quarter beginning on January 1, 2006.

All of our directors are reimbursed for out-of-pocket expenses for attending board and committee meetings.

COMPENSATION OF EXECUTIVE OFFICERS

The following table discloses the 2003 and 2004 annual and long-term compensation awarded to, earned by or paid by us to our Chief Executive Officer and to each of our other four highest paid executive officers whose total compensation exceeded $100,000 for the fiscal year ended December 31, 2004. We refer to these five executive officers as “named executive officers.”

Summary compensation table

	Annual compensation				Long-term compensation		All other compensation ($)(3)
Name and principal position	Year	Salary ($)	Bonus ($)	Other annual compensation ($)(1)	Securities underlying options/SARs (#)	Restricted stock award(s)(2)
Gary E. Holdren Chief Executive Officer(4)	2004 2003	800,000 750,000	850,000 500,375	53,918 —	43,479 43,479	158,700 —	72,131 23,412

George E. Massaro Chief Operating Officer(5)	2004 2003	600,000 450,000	300,000 350,625	— —	21,740 86,958	32,600 —	46,957 22,980

Daniel P. Broadhurst Vice President and Assistant Secretary(6)	2004 2003	485,000 485,000	142,000 184,167	— —	2,174 6,522	10,900 —	21,866 18,963

Gary L. Burge Chief Financial Officer	2004 2003	250,000 225,000	175,000 75,000	— —	6,522 2,174	10,900 —	32,021 16,649

Mary M. Sawall Vice President, Human Resources	2004 2003	250,000 225,000	150,000 100,000	— —	6,522 8,696	6,500 —	24,617 15,540

(See footnotes on the following page.)

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(1)	Other annual compensation consists of personal use of a corporate jet that we lease as needed. Other amounts, which are under the thresholds for reporting, were earned by Messrs. Massaro and Broadhurst in connection with the gross-up for taxes paid to multiple states and the payment for tax assistance services.
(2)	The aggregate holdings and market value of the unvested restricted common stock held as of December 31, 2004 by the individuals listed are: Mr. Holdren (158,700 shares, $3,523,140); Mr. Massaro (32,600 shares, $723,720); Mr. Broadhurst (10,900 shares, $241,980); Mr. Burge (10,900 shares, $241,980); and Ms. Sawall (6,500 shares, $144,300). The “value” is calculated according to SEC rules assuming all shares are vested as of December 31, 2004, which in fact, they have not. The shares vest 25% annually over four years from the grant date.
(3)	All other compensation consists of the following:

		Mr. Holdren	Mr. Massaro	Mr. Broadhurst	Mr. Burge	Ms. Sawall
Long-term disability insurance premiums	2004 2003	$8,336 7,382	$6,577 5,988	$4,833 4,594	$1,768 1,621	$1,669 1,496

Life insurance premiums	2004 2003	4,030 4,030	5,052 4,992	2,369 2,369	3,049 3,028	2,065 2,044

Special payout for earned but unused paid time off	2004 2003	47,465 —	23,028 —	2,364 —	14,904 —	8,583 —

401(k) match	2004 2003	12,300 12,000	12,300 12,000	12,300 12,000	12,300 12,000	12,300 12,000

(4)	Mr. Holdren has served as our Chief Executive Officer and President since May 2004 and as Chief Executive Officer of Huron Consulting Services LLC since June 2003 and President since we commenced operations in May 2002. During 2003, Paul G. Yovovich served as our named Chief Executive Officer, but received neither compensation nor equity grants from us. Mr. Yovovich resigned from his position as Chief Executive Officer in April 2004.
(5)	Mr. Massaro became Vice Chairman on March 15, 2005.
(6)	Mr. Broadhurst became Vice President of Operations on March 15, 2005.

Option grants in last fiscal year

The following table sets forth information regarding stock options granted to the named executive officers during fiscal 2004 pursuant to our stock option plans.

	Individual grants
	Number of securities underlying options granted(1)	% of Total options granted to employees in fiscal year	Exercise or base price ($/share)	Expiration date	Potential realizable value at assumed annual rates of stock appreciation for the option term(2)
Name					0%	5%	10%
Gary E. Holdren	43,479	7.92%	1.9550	03/17/2014	$588,923	$1,012,843	$1,662,854
George E. Massaro	21,740	3.96%	1.9550	03/17/2014	294,468	506,433	831,446
Daniel P. Broadhurst	2,174	0.40%	1.9550	03/17/2014	29,447	50,643	83,145
Gary L. Burge	6,522	1.19%	1.9550	03/17/2014	88,340	151,930	249,434
Mary M. Sawall	6,522	1.19%	1.9550	03/17/2014	88,340	151,930	249,434

(1)	All options vest 25% on each grant anniversary over four years, subject to the executive’s continued employment.
(2)	Calculated on the assumption that the market value of the underlying stock increases at the stated values compounded annually for the ten-year term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. The potential realizable value is calculated based on assumed rates of stock appreciation of 0%, 5% and 10% compounded annually from the date the options were granted until their expiration date. The assumed 0%, 5% and 10% rates of stock appreciation are based on the initial public offering price of $15.50 per share. The numbers are calculated based on the requirements of the SEC and do not reflect our estimate of future stock price growth.

Management

Aggregated option exercises in last fiscal year and fiscal year end option values

The following table sets forth information with respect to the named executive officers concerning the exercise of options during fiscal 2004 and unexercised options held as of the end of fiscal 2004.

Name	Number of shares acquired on exercise	Value realized	Number of securities underlying unexercised options at December 31, 2004		Value of unexercised in-the-money options at December 31, 2004(1)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Gary E. Holdren	10,870	98,754	0	76,088	0	1,585,402
George E. Massaro	0	0	54,349	86,959	1,188,798	1,836,987
Daniel P. Broadhurst	9,784	93,388	16,303	7,065	361,552	149,781
Gary L. Burge	0	0	20,108	8,153	445,635	167,308
Mary M. Sawall	0	0	20,924	13,044	462,832	273,076

(1)	Based on the market price of $22.20 per share, which was the closing price per share of our common stock on the NASDAQ National Market on the last day of 2004, less the exercise price payable for such shares.

EMPLOYMENT AGREEMENTS

Holdren senior management agreement

Huron Consulting Services LLC has entered into a senior management agreement with Mr. Holdren. The agreement, which was effective as of May 13, 2002, has an initial term of three years and automatically renews for additional one-year periods on an annual basis unless, at least 60 days prior to the expiration of the then-current term, we or Mr. Holdren provide notice that the agreement shall not renew. The agreement provides that Mr. Holdren will report to our board of directors. Under the terms of the agreement, Mr. Holdren’s annual base salary is $800,000 and his annual performance bonus target is set by the compensation committee. In 2005, his target annual performance bonus was $850,000. His compensation is subject to annual review. Mr. Holdren received a guaranteed minimum payment in the amount of $112,500 with respect to his annual bonus for the twelve months ended May 13, 2005. Additional bonus amounts for calendar 2005 may be paid to Mr. Holdren based on the achievement of performance goals set by our compensation committee. Mr. Holdren is also eligible for additional bonuses in the event that our annual earnings exceed targets set by the compensation committee, in amounts that the compensation committee determines to be appropriate.

Mr. Holdren’s agreement provides that if his employment is terminated by us without cause, if he resigns for good reason (as such terms are defined in the agreement) or if he is terminated in connection with a non-renewal of the agreement prior to the fifth anniversary of its execution, Mr. Holdren will be entitled to severance pay of $1,500,000, payable over the twelve-month period following termination, along with continuation of medical and dental benefits during such twelve-month period. All other company provided perquisites and benefits will be subject to the treatment provided under the terms of the applicable plans or programs. Mr. Holdren or his estate is entitled to six months’ base salary over the six-month period following his death or disability, along with continuation of medical benefits. In order to receive any of these severance payments, Mr. Holdren must execute a general release in favor of us. Mr. Holdren is also entitled to coverage under our directors and officers insurance policy for six years following his termination, subject to specified exceptions and limitations. Mr. Holdren has agreed to certain restrictive covenants that will survive for a period of one to three years following the termination of his employment pursuant to which he will not solicit our clients or interfere with our relationships with our employees or customers.

Management

Mr. Holdren’s agreement provided for the purchase by him of 391,305 shares of our common stock, on December 10, 2002, pursuant to a separate restricted shares award agreement under our 2002 Equity Incentive Plan. All of these shares became fully vested upon consummation of our initial public offering in October 2004. In addition, Mr. Holdren has the ability to exercise certain piggyback registration rights with respect to these shares. Pursuant to these piggyback registration rights, if we propose any underwritten public offering of our equity securities pursuant to an effective registration statement under the Securities Act (other than a registration statement relating to our employee benefit plans, exchange offers by us or a merger or acquisition of a business or assets by us), Mr. Holdren is entitled to include his shares of common stock in that registration, subject to cut back provisions in the event that, in connection with an underwritten offering, the managing underwriter advises us and Mr. Holdren that the inclusion of all the securities sought to be included in the registration by us, Mr. Holdren, any persons who have sought to have shares registered thereunder pursuant to demand registration rights and any other proposed sellers would adversely affect the marketability of the securities sought to be sold pursuant thereto. Pursuant to the agreement, we are obligated to pay all expenses incidental to our performance of, or compliance with, our obligations in connection with the piggyback registration rights.

In September 2004, we adopted an amendment to Mr. Holdren’s senior management agreement that provides Mr. Holdren with certain change of control benefits. Pursuant to the amendment, if Mr. Holdren’s employment is terminated within the 24 months following a change of control, either by us without cause or by Mr. Holdren with good reason, which includes not being the Chief Executive Officer of the successor entity, all of his unvested equity awards will immediately become vested and exercisable and he will be entitled to severance pay of three times the total of his then-current base salary and target annual bonus. In the event of such termination, he will also be entitled to a pro-rata bonus for the year during which his termination occurs, 36 months of benefit continuation, and, if necessary, an excise tax gross-up payment.

Massaro senior management agreement

Huron Consulting Services LLC also entered into a senior management agreement with Mr. Massaro. Mr. Massaro’s agreement, which was effective August 12, 2002, had an initial three-year term and automatically renews for additional one-year periods on an annual basis unless, at least 60 days prior to the expiration of the then-current term, we or Mr. Massaro provide notice that the agreement shall not renew. Under the terms of the agreement, Mr. Massaro received a minimum annual base salary, which generally could not be reduced once increased, and was eligible to participate in our annual performance bonus plan. His compensation is subject to annual review. For 2005, Mr. Massaro’s annual base salary was set at $600,000 and his annual bonus target was set at $300,000. Mr. Massaro received a guaranteed minimum bonus payment of $37,500 with respect to his annual bonus for the twelve months ended August 12, 2005. Additional bonus amounts for calendar 2005 may be paid to Mr. Massaro based on the achievement of performance goals set by the compensation committee. Mr. Massaro is also eligible for additional bonuses in the event that our annual earnings exceed targets set by our compensation committee or the Chief Executive Officer, in amounts that the compensation committee determines to be appropriate.

Mr. Massaro was also granted options to acquire 21,740 shares of our common stock under our 2002 Equity Incentive Plan at the time his employment commenced. In accordance with the original terms of the grants under our 2002 Equity Incentive Plan, options granted under that plan vested fully upon consummation of our initial public offering in October 2004.

Mr. Massaro’s agreement provides that if his employment is terminated by us without cause or if he resigns for good reason (as such terms are defined in the agreement), he will be entitled to severance pay equal to six months’ base salary and medical benefits, which amount is subject to offset for remuneration

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earned by Mr. Massaro during the six-month period following such a termination. In order to receive such severance payments, Mr. Massaro must execute a general release in favor of us. Mr. Massaro or his estate is entitled to severance pay of three months’ base salary payable over the three-month period following his death or disability, along with continuation of medical benefits. Mr. Massaro has also agreed to certain restrictive covenants that will survive for one year following the termination of his employment pursuant to which, among other things, he will not solicit our clients or interfere with our relationships with our employees or customers.

In September 2004, we adopted an amendment to Mr. Massaro’s senior management agreement that provided Mr. Massaro with certain change in control benefits. Pursuant to the amendment, if Mr. Massaro’s employment were terminated within the 24 months following a change of control, either by us without cause or by Mr. Massaro for good reason (as provided in the agreement), all of his unvested equity awards that were granted prior to such change of control would immediately become vested and exercisable, and he would be entitled to severance pay of two times the total of his then-current base salary and target annual bonus. In the event of such a termination, he would also have been entitled to a pro-rata bonus for the year during which his termination occurred and 24 months of medical benefit continuation. In certain situations, Mr. Massaro would also have been entitled to an excise tax gross-up payment, or his severance benefits would have been reduced to limit his excise tax burden.

During 2006, Mr. Massaro intends to reduce his workload to a part time, or approximately one-third, basis and dedicate his efforts to strategic initiatives for us, including major client assignments. We have adopted a second amendment to Mr. Massaro’s senior management agreement. This second amendment to his agreement has an effective date of December 31, 2005 and allows for Mr. Massaro to work 60 hours per month on average during a calendar year. Under the second amendment, Mr. Massaro will receive a minimum annual base salary of $200,000 and is eligible for a discretionary incentive. All stock options held as of the effective date of the second amendment will continue to vest and the term of the awards will not change as long as Mr. Massaro remains employed by us or a member of the board. Unvested restricted stock from the October 12, 2004 grant will be cancelled as of March 1, 2006 and restricted stock granted March 17, 2005 will continue to vest as long as Mr. Massaro remains employed by us or a board member. Mr. Massaro is not eligible for future equity grants unless he is working on a full-time basis as defined by the company.

Broadhurst senior management agreement

Huron Consulting Services LLC has also entered into a senior management agreement with Mr. Broadhurst. Mr. Broadhurst’s agreement, which was effective May 15, 2002, has an initial three-year term and automatically renews for additional one-year periods on an annual basis unless, at least 60 days prior to the expiration of the then-current term, we or Mr. Broadhurst provide notice that the agreement shall not renew. Under the terms of the agreement, Mr. Broadhurst receives an annual base salary of no less than $485,000 and an annual target bonus of $260,000. Mr. Broadhurst received a guaranteed minimum bonus payment of $65,000 with respect to such bonus for the twelve months ended May 15, 2005. Additional bonus amounts for calendar 2005 may be paid to Mr. Broadhurst based on the achievement of performance goals set by the Chief Executive Officer. Mr. Broadhurst is also eligible for additional bonuses in the event that our annual earnings exceed targets set by our compensation committee or the Chief Executive Officer, in amounts that the compensation committee determines to be appropriate.

Mr. Broadhurst was also granted options to acquire 32,609 shares of our common stock under our 2002 Equity Incentive Plan at the time his employment commenced. In accordance with the original terms of the grant, these options vested fully upon consummation of our initial public offering in October 2004.

Management

Mr. Broadhurst’s agreement provides that if his employment is terminated by us without cause or if he resigns for good reason (as such terms are defined in the agreement), he will be entitled to severance pay equal to six months’ base salary and medical benefits, which amount is subject to offset for remuneration earned by Mr. Broadhurst during the six-month period following such a termination. In order to receive such severance payments, Mr. Broadhurst must execute a general release in favor of us. Mr. Broadhurst or his estate is entitled to severance pay of three months’ base salary payable over the three-month period following his death or disability, along with continuation of medical benefits. Mr. Broadhurst has also agreed to certain restrictive covenants that will survive for one year following the termination of his employment pursuant to which, among other things, he will not solicit our clients or interfere with our relationships with our employees or customers.

In September 2004, we adopted an amendment to Mr. Broadhurst’s senior management agreement that provides Mr. Broadhurst with certain change in control benefits. Pursuant to the amendment, if Mr. Broadhurst’s employment is terminated within the 24 months following a change of control, either by us without cause or by Mr. Broadhurst for good reason (as provided in the agreement), all of his unvested equity awards that were granted prior to such change of control will immediately become vested and exercisable, and he will be entitled to severance pay equal to the total of one year of his then-current base salary and his then current target annual bonus. In the event of such a termination, he will also be entitled to a pro-rata bonus for the year during which his termination occurs and 12 months of medical benefit continuation. In certain situations, these benefits may be reduced to limit Mr. Broadhurst’s excise tax burden.

Burge senior management agreement

Huron Consulting Services LLC has also entered into a senior management agreement with Mr. Burge. Mr. Burge’s agreement, which was effective November 25, 2002, has an initial one-year term and automatically renews for additional one-year periods on an annual basis unless, at least 60 days prior to the expiration of the then-current term, we or Mr. Burge provide notice that the agreement will not renew. Under the terms of the agreement, Mr. Burge receives an annual base salary, which generally cannot be reduced once increased, and is eligible to participate in our annual performance bonus plan. For 2005, Mr. Burge’s annual base salary was set at $275,000 and his annual bonus target was set at $200,000. Mr. Burge is also eligible for additional bonuses in the event that our annual earnings exceed targets set by our compensation committee or the Chief Executive Officer, in amounts that the compensation committee determines to be appropriate.

Mr. Burge was also granted options to acquire 26,087 shares of our common stock under our 2002 Equity Incentive Plan at the time his employment commenced. In accordance with the original terms of the grants under our 2002 Equity Incentive Plan, options granted under that plan vested fully upon consummation of our initial public offering in October 2004.

Mr. Burge’s agreement provides that if his employment is terminated by us without cause or if he resigns for good reason (as such terms are defined in the agreement), he will be entitled to severance pay equal to six months’ base salary, which amount is subject to offset for remuneration earned by Mr. Burge during the six-month period following such a termination, earned but unpaid annual bonus for the calendar year immediately preceding the termination, and continuation of medical benefits for six months. In order to receive such severance payments, Mr. Burge must execute a general release in favor of us. Mr. Burge or his estate is entitled to severance pay of three months’ base salary payable over the three-month period following his death or disability, along with continuation of medical benefits. Mr. Burge has also agreed to certain restrictive covenants that will survive for one year following termination of his employment pursuant to which, among other things, he will not interfere with our relationships with our employees or customers.

Management

In September 2004, we adopted an amendment to Mr. Burge’s senior management agreement that provides Mr. Burge with certain change in control benefits. Pursuant to the amendment, if Mr. Burge’s employment is terminated within 24 months following a change of control, either by us without cause or by Mr. Burge for good reason (as provided in the agreement), all of his unvested equity awards that were granted prior to such change of control will immediately become vested and exercisable, and he will be entitled to severance pay equal to the total of one year of his then-current base salary and his then-current target annual bonus. In the event of such a termination, he will also be entitled to a pro-rata bonus for the year during which his termination occurs and 12 months of medical benefit continuation. In certain situations, these benefits may be reduced to limit Mr. Burge’s excise tax burden.

Sawall senior management agreement

Huron Consulting Services LLC has also entered into a senior management agreement with Ms. Sawall. Ms. Sawall’s agreement, which was effective May 1, 2002, had an initial one-year term and automatically renews for additional one-year periods on an annual basis unless, at least 60 days prior to the expiration of the then-current term, we or Ms. Sawall provide notice that the agreement will not renew. Under the terms of the agreement, Ms. Sawall receives an annual base salary, which generally cannot be reduced once increased, and is eligible to participate in our annual performance bonus plan. For 2005, Ms. Sawall’s annual base salary was set at $275,000 and her annual bonus target was set at $150,000. Ms. Sawall is also eligible for additional bonuses in the event that our annual earnings exceed targets set by our compensation committee or the Chief Executive Officer, in amounts that the compensation committee determines to be appropriate.

Ms. Sawall was also granted options to acquire 16,305 shares of our common stock under our 2002 Equity Incentive Plan at the time her employment commenced. In accordance with the original terms of the grants under our 2002 Equity Incentive Plan, options granted under that plan vested fully upon consummation of our initial public offering in October 2004.

Ms. Sawall’s agreement provides that if her employment is terminated by us without cause or if she resigns for good reason (as such terms are defined in the agreement), she will be entitled to severance pay equal to six months’ base salary and medical benefits, which amount is subject to offset for remuneration earned by Ms. Sawall during the six-month period following such a termination. In order to receive such severance payments, Ms. Sawall must execute a general release in favor of us. Ms. Sawall or her estate is entitled to severance pay of three months’ base salary payable over the three-month period following her death or disability, along with continuation of medical benefits. Ms. Sawall has also agreed to certain restrictive covenants that will survive for one year following termination of her employment pursuant to which, among other things, she will not interfere with our relationships with our employees or customers.

In September 2004, we adopted an amendment to Ms. Sawall’s senior management agreement that provides Ms. Sawall with certain change in control benefits. Pursuant to the amendment, if Ms. Sawall’s employment is terminated within the 24 months following a change of control, either by us without cause or by Ms. Sawall for good reason (as provided in the agreement), all of her unvested equity awards that were granted prior to such change of control will immediately become vested and exercisable, and she will be entitled to severance pay equal to the total of one year of her then-current base salary and her then-current target annual bonus. In the event of such a termination, she will also be entitled to a pro-rata bonus for the year during which her termination occurs and 12 months of medical benefit continuation. In certain situations, these benefits may be reduced to limit Ms. Sawall’s excise tax burden.

Management

EQUITY INCENTIVE PLANS

Existing equity incentive plans

We adopted three equity incentive plans (our 2003 Equity Incentive Plan, our 2002 Equity Incentive Plan and our Amended and Restated 2002 Equity Incentive Plan (California)) prior to our initial public offering. These equity incentive plans provide for the grant of equity options, equity appreciation rights and equity awards to our officers, employees, third-party consultants and advisors. Since our initial public offering, no further awards have been or will be granted under these equity incentive plans. Since our initial public offering, we have and will continue to issue future equity-based awards only under our 2004 Omnibus Stock Plan, which we adopted immediately prior to the completion of our initial public offering, further described below.

We have reserved 2,802,828 shares of common stock for issuance under our three existing equity incentive plans adopted prior to our initial public offering. Of that number, as of December 31, 2005, 521,740 shares have been issued as restricted stock awards, all of which are fully vested, and 686,356 shares have been issued upon the exercise of options. As of December 31, 2005, 1,187,142 shares of common stock are issuable upon the exercise of outstanding options, with a weighted average exercise price of $0.78 per share. As of December 31, 2005, options exercisable for 598,151 shares issued pursuant to these equity incentive plans are fully vested.

Our compensation committee administers these equity incentive plans. Our compensation committee may amend the terms of any outstanding awards, except that any award amendment that would adversely affect the rights of an award holder must be consented to by the award holder, unless the amendment is made either to avoid an expense charge to our company or to allow us take a deduction under the tax code.

2004 Omnibus Stock Plan

In connection with our initial public offering, we adopted our 2004 Omnibus Stock Plan, or the Omnibus Plan, which replaced our then existing plans for grants of equity-based awards. There are several types of awards that may be granted under the Omnibus Plan: stock options (including both incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code and nonqualified options, which are options that do not qualify as ISOs), stock appreciation rights, restricted stock, phantom stock, stock bonus awards, and other equity-based awards valued in whole or in part by reference to, or otherwise based on, our common stock. A total of 2,141,000 shares of common stock are reserved for issuance under the Omnibus Plan, subject to equitable adjustment upon certain corporate transactions or events. Of that number, as of December 31, 2005, 1,573,747 shares have been issued as restricted stock awards and 1,480,959 are outstanding, 201,754 of which are fully vested, and 893 shares have been issued upon the exercise of options. As of December 31, 2005, 117,546 shares of common stock are issuable upon the exercise of outstanding options, with a weighted average exercise price of $15.97 per share. As of December 31, 2005, options exercisable for 49,413 shares issued pursuant to the Omnibus Stock Plan are fully vested. Shares subject to an award that remain unissued upon the cancellation or termination of the award will again become available for award under the Omnibus Plan, as shall any shares subject to an award that are retained by us as payment of the exercise price or tax withholding obligations and previously owned shares surrendered to us as payment of the exercise price of an option or to satisfy tax withholding obligations. In addition, to the extent an award is paid or settled in cash, the number of shares previously subject to the award shall again be available for grants pursuant to the Omnibus Plan.

The Omnibus Plan is administered by our compensation committee. Our officers, employees and non-employee directors and third-party consultants are eligible to receive awards under the Omnibus

Management

Plan in the discretion of the compensation committee. The compensation committee has the responsibility for interpreting the Omnibus Plan and determining all of the terms and conditions of awards made under the Omnibus Plan, including when they will become exercisable or otherwise vest. The compensation committee has the authority to accelerate the exercisability and/or vesting of any outstanding award at such times and under such circumstances as it deems appropriate. The Omnibus Plan may be amended by our board, subject to stockholder approval where necessary to satisfy legal or regulatory requirements. The Omnibus Plan will terminate not later than the tenth anniversary of its adoption. Awards granted before the termination of the Omnibus Plan may extend beyond that date in accordance with their terms.

The Omnibus Plan is intended to permit the grant of performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code, which generally limits the deduction that we may take for compensation of our five most senior executive officers. Under Section 162(m), certain compensation, including compensation based on the attainment of performance goals, will not be subject to this limitation if certain requirements are met. The vesting of awards that are intended to qualify as performance-based compensation will be based upon business criteria as established by the compensation committee from time to time.

We filed a registration statement on Form S-8 covering the shares of our common stock reserved for issuance under the Omnibus Plan and our existing equity incentive plans.

Certain relationships and related transactions

The following organizational chart sets forth the corporate structure and percentage ownership of common interests in HCG Holdings LLC and of our common stock after giving effect to this offering (without giving effect to the exercise of the underwriters’ over-allotment option). Our post-offering ownership structure does not give effect to 1,304,688 shares of common stock issuable upon the exercise of outstanding options at December 31, 2005.

(1)	The common interests in HCG Holdings LLC held by this group reflects the interests held by 23 of our managing directors that are not executive officers. None of these 23 managing directors owns more than 1.0% of the common interests in HCG Holdings LLC.

(Footnotes continued on following page.)

Certain relationships and related transactions

(2)	Lake Capital Partners LP and Lake Capital Management LLC own 40.9% and 0.1%, respectively, of the common interests in HCG Holdings LLC and collectively have investment and voting control over the shares of our common stock held by HCG Holdings LLC. Lake Capital Investment Partners LP is the sole general partner of Lake Capital Partners LP and Lake Partners LLC is the sole general partner of Lake Capital Investment Partners LP. Terence M. Graunke and Paul G. Yovovich are the members and managers of Lake Partners LLC as well as members of an investment committee of Lake Capital Investment Partners LP and, in such roles, these individuals have investment and voting control over, and may be deemed to be the beneficial owners of, the shares ultimately controlled by Lake Capital Investment Partners LP. Mr. Graunke is also the controlling member of Lake Capital Management LLC and, pursuant to the Lake Capital Management LLC operating agreement, has investment and voting control over, and may be deemed to be the beneficial owner of, the shares controlled by that entity. Each of Mr. Graunke and Mr. Yovovich disclaims beneficial ownership of the shares of common stock owned by HCG Holdings LLC. Each of Mr. Graunke and Mr. Yovovich individually own 4.0% and 3.0%, respectively, of the common interests in HCG Holdings LLC.
(3)	The PPM America Funds consist of PPM America Private Equity Fund, L.P. and a related fund, Old Hickory Fund I, LLC, which own 31.5% and 0.2%, respectively, of the common interests in HCG Holdings LLC. The Goldman Sachs Funds consist of seven related Goldman Sachs private equity funds, consisting of GS Private Equity Partners 2000, L.P., GS Private Equity Partners 2000 Offshore Holdings, L.P., GS Private Equity Partners 2000—Direct Investment Fund, L.P., GS Private Equity Partners 2002, L.P., GS Private Equity Partners 2002 Offshore Holdings, L.P., GS Private Equity Partners 2002—Direct Investment Fund, L.P. and GS Private Equity Partners 2002 Employee Fund, L.P., each of which owns 3.1%, 1.1%, 1.2%, 1.0%, 2.6%, 0.9% and 0.4%, respectively, of the common interests in HCG Holdings LLC.
(4)	This group consists of 28 other investors holding the interests. None of the holders in this group own more than 1.0% of the common interests in HCG Holdings LLC, except for The Hamilton Companies LLC, which owns 1.4% of the common interests.
(5)	For purposes of this chart, Mr. Holdren has been attributed with ownership of 5.1% of the common stock, which is held in a trust for the benefit of the family of Mr. Holdren. See “Principal and selling stockholders.”

INCORPORATION TRANSACTIONS

Initial capitalization

On April 23, 2002, Lake Capital Management LLC, Lake Huron Investors LLC, PPM America Private Equity Fund, L.P., or PPM LP, and Old Hickory Fund I, LLC, or Old Hickory, organized our parent, HCG Holdings LLC, for the purpose of forming Huron Consulting Group Inc. with capital from these investors.

➢	Common stock. Between April and June 2002, HCG Holdings LLC acquired an aggregate of 11,281,243 shares of our common stock at a purchase price of $0.02 per share for an aggregate consideration of approximately $0.3 million.

➢	8% preferred stock. Between April and June 2002, HCG Holdings LLC acquired an aggregate of 12,500 shares of our 8% preferred stock for an aggregate consideration of $12.5 million. The 8% preferred stock had a stated value of $1,000 and accrued dividends on a daily basis, compounded annually, at a rate of 8% of the stated value.

➢	8% promissory notes. Between June and September 2002, we also received proceeds of approximately $10.1 million from the issuance of 8% promissory notes to HCG Holdings LLC. Interest on the promissory notes, which was payable annually, accrued at a rate of 8% per year. The 8% promissory notes were scheduled to mature five years and six months from the date of issuance, but were mandatorily prepaid upon the consummation of our initial public offering.

HCG Holdings LLC currently owns approximately 50.5% of our outstanding common stock. HCG Holdings LLC is controlled by Lake Capital Partners LP and Lake Capital Management LLC. The remaining equity interests in HCG Holdings LLC are held by PPM LP, Old Hickory and seven related Goldman Sachs private equity funds, some of our executive officers and 23 of our other managing directors, two of our board members and 32 other holders. The executive officers and members of our board holding interests in HCG Holdings LLC are Messrs. Broadhurst, Burge, Massaro and McCartney who hold 0.09%, 0.09%, 0.17% and 0.09% respectively, of the common interests in HCG Holdings LLC. In addition, Paul Yovovich, who was a member of our board of directors until January 31, 2006, is president and a member of Lake Capital Management LLC and controls Lake Capital Partners LP. Mr. Yovovich also directly holds 3.0% of the common interests in HCG Holdings LLC.

Certain relationships and related transactions

SPECIAL DIVIDEND

On May 12, 2004, we declared a special dividend on each outstanding share of our common stock and 8% preferred stock payable to holders of record on May 25, 2004. We paid the special dividend on June 29, 2004. The 8% preferred stock participated on an as converted basis. The aggregate amount of the dividend was $1.25 million, or $0.09 per share of common stock and $9.64 per share of 8% preferred stock. HCG Holdings LLC used the proceeds it received from the special dividend together with other funds of HCG Holdings LLC to redeem a portion of its outstanding preferred interests on a pro rata basis. In connection with this redemption, Messrs. Broadhurst, Burge, Holdren, Massaro, McCartney and Yovovich, a member of our board of directors until January 31, 2006, (with respect to his direct interest) received an aggregate amount of approximately $4,540, $4,540, $90,790, $9,079, $4,540 and $46,530, respectively, of which approximately $1,097, $1,097, $21,933, $2,193, $1,097 and $11,242, respectively, was paid out of the proceeds of the dividend. On January 17, 2006, HCG Holdings LLC redeemed the 1.7% common membership interest formerly held by Mr. Holdren in exchange for 149,347 shares of our common stock owned by HCG Holdings LLC and cash consideration in the amount of approximately $2,200.

REDEMPTION OF 8% PREFERRED STOCK AND REPAYMENT OF 8% PROMISSORY NOTES WITH INITIAL PUBLIC OFFERING PROCEEDS

Upon consummation of the initial public offering, we used $15.1 million of our net proceeds to redeem our outstanding 8% preferred stock and $10.7 million to repay our outstanding 8% promissory notes. All of our 8% preferred stock and 8% promissory notes were owned by HCG Holdings LLC. HCG Holdings LLC distributed substantially all of the proceeds that it received in connection with its investment in us to its members in accordance with its organizational documents, including the proceeds it received from the sale of the shares in our initial public offering, the redemption of the outstanding 8% preferred stock and the repayment by us of the 8% promissory notes. As a result, Messrs. Broadhurst, Burge, Holdren, Massaro, McCartney and Yovovich, a member of our board of directors until January 31, 2006, received payments of approximately $53,380, $53,380, $1,067,600, $106,760, $53,380 and $1,261,877, respectively.

INITIAL PUBLIC OFFERING EXPENSES

In connection with our initial public offering, in which HCG Holdings LLC participated as a selling stockholder, we paid all of the offering expenses of HCG Holdings LLC, other than underwriting discounts and commissions and transfer taxes with respect to the shares sold by HCG Holdings LLC.

MANAGEMENT AGREEMENT AND SERVICES

On April 23, 2002, HCG Holdings LLC entered into a Management Agreement on our behalf with Lake Capital Management LLC, which led the group of investors that sponsored our formation. Pursuant to the agreement, Lake Capital Management LLC agreed to assist in our formation and provide general management services for us, including consultation, advice and assistance with respect to operations, strategic planning, financing and other aspects of our business. In 2002, Lake Capital Management LLC was paid fees of $1.5 million under this agreement, $0.5 million of which was paid by canceling a promissory note issued by Lake Capital Management LLC to HCG Holdings LLC on the date the management agreement was executed. The cancelled promissory note had a principal amount of $0.5 million, did not accrue interest and had a final maturity date of July 14, 2002. HCG Holdings LLC agreed to lend Lake Capital Management LLC the $0.5 million in order to induce Lake Capital Management LLC to enter into the agreement. In connection with the termination of the agreement in July 2002, HCG Holdings LLC agreed to lend Lake Capital Management LLC an additional $1.0 million pursuant to a promissory note issued by Lake Capital Management LLC to HCG Holdings LLC and to

Certain relationships and related transactions

pay $1.0 million to Lake Capital Management LLC upon the consummation of the investment of Lake Capital Partners LP in HCG Holdings LLC. Upon Lake Capital Partners LP’s investment, the $1.0 million was paid by the cancellation of the promissory note. The cancelled promissory note had a principal amount of $1.0 million, did not accrue interest and had a final maturity date of January 5, 2003. HCG Holdings LLC agreed to lend Lake Capital Management LLC the $1.0 million in order to induce Lake Capital Management LLC to terminate the management agreement. The only provisions of the agreement surviving termination relate to the limitation of Lake Capital Management LLC’s liability to us for any and all losses arising out of the services performed under the agreement, except for liability related to unlawful conduct or a failure to act in good faith and in a manner reasonably believed to be in our best interests, and our obligation to indemnify Lake Capital Management LLC and persons related to it against such losses or liabilities, subject to specified exceptions. Mr. Yovovich, a member of our board of directors until January 31, 2006, has been a member and served as a president of Lake Capital Management LLC since 1999.

From time to time, Huron Consulting Services LLC reimburses Lake Capital Management LLC for its out-of-pocket expenses in connection with its provision of requested management advice. Under this arrangement, we paid approximately $195,600 for the partial year ended December 31, 2002, approximately $97,000 for the year ended December 31, 2003, approximately $105,000 for the year ended December 31, 2004 and approximately $7,000 for the nine months ended September 30, 2005. Certain employees of Lake Capital Management LLC served as officers and directors of Huron Consulting Group Inc. and Huron Consulting Services LLC until May 2004.

ADVISORY SERVICES AGREEMENT

On April 23, 2002, HCG Holdings LLC entered into an Advisory Services Agreement on our behalf with PPM LP, which owns approximately 31% of the equity interests in HCG Holdings LLC. Pursuant to the agreement, PPM LP agreed to provide general management and other corporate advisory services to us, including consultation, advice and assistance with respect to financing and other aspects of our business. In 2002, PPM LP was paid $0.3 million under this agreement. The agreement was terminated in July 2002. The only provision of the agreement surviving termination relates to the limitation of PPM LP’s liability to us for any and all losses arising out of the services performed under the agreement, except for liability related to unlawful conduct or a failure to act in good faith and in a manner reasonably believed to be in our best interests.

HOLDREN RESTRICTED COMMON STOCK

In December 2002, we issued a total of 521,740 shares of restricted common stock to Mr. Holdren at a purchase price of $0.02 per share for aggregate consideration of $12,000. Mr. Holdren has transferred these shares to a trust for the benefit of his family. All of Mr. Holdren’s shares of restricted common stock became vested as of the consummation of our initial public offering. As described below, Mr. Holdren has been granted certain piggyback registration rights with respect to 391,305 of his shares of restricted common stock.

REGISTRATION RIGHTS

Holdren registration rights

On December 10, 2002, Mr. Holdren purchased 391,305 shares of our common stock, at a purchase price of $0.02 per share, pursuant to a restricted shares award agreement under our 2002 Equity Incentive Plan. The restricted shares award agreement grants Mr. Holdren certain piggyback registration rights with respect to these shares. Pursuant to these piggyback registration rights, if we propose any underwritten public offering of our equity securities pursuant to an effective registration statement under the Securities Act (other than a registration statement relating to our employee benefit plans, exchange offers by us or a merger or acquisition of a business or assets by us), Mr. Holdren is entitled to include

Certain relationships and related transactions

his shares of restricted common stock in that registration, subject to cut back provisions in the event that, in connection with an underwritten offering, the managing underwriter advises us and Mr. Holdren that the inclusion of all the securities sought to be included in the registration by us, Mr. Holdren, any persons who have sought to have shares registered thereunder pursuant to demand registration rights and any other proposed sellers would adversely affect the marketability of the securities sought to be sold pursuant thereto. Pursuant to the agreement, we are obligated to pay all expenses incident to our performance of, or compliance with, our obligations in connection with the piggyback registration rights.

HCG Holdings LLC registration rights

We and HCG Holdings LLC have entered into a registration rights agreement pursuant to which HCG Holdings LLC is entitled to certain demand, piggyback and shelf registration rights with respect to all 8,715,229 shares of our common stock held by it. These shares are referred to as registrable securities.

➢	Demand registrations. Pursuant to the demand registration rights, HCG Holdings LLC may require us to prepare and file a registration statement under the Securities Act of 1933, as amended, at our expense, covering all or a portion of the registrable securities if the shares to be included in that registration will generate anticipated aggregate net proceeds to HCG Holdings LLC of at least $20.0 million. Under these demand registration rights, we are required to use our best efforts to cause the shares requested to be included in the registration statement, subject to customary conditions and limitations. We are not obligated to effect more than six demand registrations. However, a registration will not count as one of the six permitted demand registrations unless HCG Holdings LLC is able to register and sell at least 70% of the registrable securities requested to be included in such registration. This offering constitutes a demand registration under the agreement.

➢	Shelf registration rights. Once we become eligible to file a registration statement on Form S-3, HCG Holdings LLC may also require us to register all or a portion of the registrable securities on a registration statement on Form S-3, subject to specific conditions and limitations. We are not obligated to effect more than two of these shelf registrations on Form S-3 in any twelve-month period.

➢	Piggyback registration rights. Pursuant to the piggyback registration rights, HCG Holdings LLC also has the right to include the registrable securities in an unlimited number of other registrations of our common stock initiated by us or on behalf of other stockholders, subject to cut back provisions in connection with an underwritten offering in the event the managing underwriters advise us that the number of securities requested to be included in such registration exceeds the number which can be sold in an orderly manner in such offering within a price range that is acceptable. HCG Holdings LLC will have priority over any stockholder granted registration rights after the date of our initial public offering in any subsequent registration statement.

Under the registration rights agreement, we are obligated to pay all expenses incident to our performance of or compliance with the agreement, as well as certain expenses of HCG Holdings LLC. Under the agreement, in connection with this offering, we will be responsible for all of the offering expenses, including the expenses of HCG Holdings LLC, other than underwriting discounts and commissions and transfer taxes with respect to the shares being sold by HCG Holdings LLC. Pursuant to the registration rights agreement, in connection with registrations thereunder, we and HCG Holdings LLC have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which may be required in respect thereof.

MANAGEMENT RIGHTS LETTER AGREEMENT

We have entered into a management rights letter agreement with Lake Capital Partners LP. Under the terms of this agreement, for so long as Lake Capital Partners LP owns membership interests in HCG Holdings LLC and thereafter if it owns shares of our stock, Lake Capital Partners LP is entitled to

Certain relationships and related transactions

(1) receive copies of our periodic reports filed with the SEC under the Exchange Act as soon as they are available and such other information relating to our financial condition, business, prospects and corporate affairs as Lake Capital Partners LP may request, provided that we are not obligated to provide information that we deem to be a trade secret or similar confidential information, (2) consult with and advise us on significant business issues, (3) examine our books and records and inspect our facilities, provided that we need not provide access to confidential information and facilities unless Lake Capital Partners LP executes a non-disclosure agreement in a form acceptable to us and (4) receive all materials distributed to our board members and address our board regarding significant business issues, subject to our ability to exclude Lake Capital Partners LP’s access to materials or meetings as necessary to protect confidential information or for other similar reasons. Under the agreement, Lake Capital Partners LP agreed to customary confidentiality restrictions on the use of information provided to or learned by it in connection with its rights under the agreement. We have not and will not pay any fees to, or receive any fees from, Lake Capital Partners LP in connection with the agreement.

OTHER RELATIONSHIPS AND RELATED TRANSACTIONS

HCG Holdings LLC

In connection with the initial public offering, in which HCG Holdings LLC participated as a selling stockholder, we paid all of the offering expenses of HCG Holdings, other than underwriting discounts and commissions and transfer taxes with respect to the shares sold by HCG Holdings LLC. We also paid costs associated with both the offering that was withdrawn in November 2005 and this offering. The total costs associated with these offerings were approximately $0.1 million for the fourth quarter of 2005 and $0.5 million for the year ended December 31, 2005.

HCG Holdings LLC was named as an additional insured party on our directors and officers insurance policy through October 2005. We paid all of the expenses of this policy.

Lake Capital Management LLC

We have an arrangement whereby we share with Lake Capital Management LLC season tickets for a luxury suite at Soldier Field for home games of the Chicago Bears that we use to entertain current and prospective clients. Under this arrangement, we paid $65,000 for the 2003 season, $66,500 for the 2004 season and $68,900 for the 2005 season.

Family relationships

Mr. Massaro’s son-in-law, Marc Mercier, is currently employed by us as a manager. In this capacity, he received total compensation of approximately $22,700, $61,250 and $73,500 for the partial year ended December 31, 2002 and the years ended December 31, 2003 and 2004, respectively. For the year ended December 31, 2005, Mr. Mercier has received compensation of approximately $80,000, not including a bonus, which amount has yet to be determined.

Highline Technology LLC

Huron Consulting Services LLC entered into an agreement, effective as of September 3, 2003, with Highline Technology LLC, an entity in which Mr. Yovovich, a member of our board of directors until January 31, 2006, owns 50%. Pursuant to the agreement, Highline Technology provides management of information technology services, including budgeting, network planning and management, purchasing and contract negotiation assistance, security and risk management and other requested information technology services. We pay quarterly fees of $31,250, plus expenses, during the term of the agreement. The agreement can be terminated by either party for any reason upon 30 days prior written notice to the other party. No payments were made under the agreement in 2003, and a total of $212,000 was paid in 2004. We have internalized the services performed for us by Highline Technology by hiring a Director of Information Technology in November 2004. We have terminated our original agreement with Highline Technology in accordance with its terms and have entered into an agreement with Highline to provide limited consulting services to our information technology group on a time and materials basis. We have paid a total of $35,270 for the nine months ended September 30, 2005 under the new agreement.

Principal and selling stockholders

The following table sets forth, as of January 18, 2006, certain information regarding the beneficial ownership of our common stock by:

➢	each person known by us to beneficially own 5% or more of our common stock;

➢	each member of our board of directors;

➢	each of our named executive officers;

➢	all directors and executive officers as a group (including Mr. Yovovich, who was a member of our board of directors until January 31, 2006); and

➢	the selling stockholder.

Beneficial ownership is determined according to the rules of the SEC, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options that are currently exercisable or exercisable within 60 days. Each director, officer, 5% or more stockholder or selling stockholder, as the case may be, has furnished us with information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of common stock listed below, based on the information each of them has given to us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

Except as noted below, this table does not take into account the underwriters exercise of their over-allotment option.

	Beneficial ownership prior to offering			Beneficial ownership post offering
Name of beneficial owner(1)	Shares	%	Shares offered	Shares	%
5% Holders, Directors and Executive Officers:
HCG Holdings LLC(2)	8,715,229	50.5%	6,300,000	2,415,229	14.0%
Terence M. Graunke(2)	8,715,229	50.5	6,300,000	2,415,229	14.0
Paul G. Yovovich(2)	8,715,229	50.5	6,300,000	2,415,229	14.0
Gary E. Holdren(3)	896,913	5.2	—	—	5.2
George E. Massaro(4)	125,575	*	—	—	*
Daniel P. Broadhurst(5)	62,858	*	—	—	*
Gary L. Burge(6)	62,935	*	—	—	*
Mary M. Sawall(7)	42,531	*	—	—	*
DuBose Ausley(8)	19,352	*	—	—	*
James D. Edwards(8)	22,552	*	—	—	*
John McCartney(8)(9)	19,352	*	—	—	*
John Moody (10)	19,000	*	—	—	*
All directors and executive officers as a group (11 persons)(11)	10,157,278	58.2%	—	3,857,278	22.1%

*	indicates less than 1% ownership.
(1)	The principal address of HCG Holdings LLC, Terence M. Graunke and Paul G. Yovovich is c/o Lake Capital Partners LP, 676 North Michigan Avenue, Suite 3900, Chicago, Illinois 60611. The principal address for each of the other stockholders listed below is c/o Huron Consulting Group Inc., 550 West Van Buren Street, Chicago, Illinois 60607.

(Footnotes continued on following page.)

Principal and selling stockholders

(2)	Lake Capital Partners LP and Lake Capital Management LLC are members of HCG Holdings LLC and collectively have investment and voting control over the shares of our common stock held by HCG Holdings LLC. Lake Capital Investment Partners LP is the sole general partner of Lake Capital Partners LP and Lake Partners LLC is the sole general partner of Lake Capital Investment Partners LP. Terence M. Graunke and Paul G. Yovovich are the members and managers of Lake Partners LLC as well as members of an investment committee of Lake Capital Investment Partners LP and, in such roles, these individuals have investment and voting control over, and may be deemed to be the beneficial owners of, the shares ultimately controlled by Lake Capital Investment Partners LP. Mr. Graunke is also the controlling member of Lake Capital Management LLC and, pursuant to the Lake Capital Management LLC operating agreement, has investment and voting control over, and may be deemed to be the beneficial owner of, the shares controlled by that entity. Each of Lake Capital Partners LP, Lake Capital Investment Partners LP, Lake Partners LLC, Lake Capital Management LLC, Mr. Graunke and Mr. Yovovich disclaim beneficial ownership of the shares of common stock owned by HCG Holdings LLC. If the underwriters’ over-allotment option is exercised in full, HCG Holdings LLC will sell an additional 945,000 shares. Immediately following the offering and assuming the exercise of the overallotment in full, HCG Holdings LLC will own 1,470,229 shares, or 8.5% of the total number of outstanding shares.
(3)	Includes 21,739 shares issuable upon exercise of options that are exercisable currently or within 60 days of January 18, 2006 and 158,325 shares of unvested restricted common stock. Also includes 671,087 shares held in trust for Mr. Holdren’s wife and children as to which he disclaims beneficial ownership.
(4)	Includes 70,655 shares issuable upon exercise of options that are exercisable currently or within 60 days of January 18, 2006. Also includes 44,050 shares of unvested restricted common stock. Does not include any shares in respect of Mr. Massaro’s ownership of 0.17% of the outstanding common interests in HCG Holdings LLC.
(5)	Includes 19,021 shares issuable upon exercise of options that are exercisable currently or within 60 days of January 18, 2006. Also includes 18,375 shares of unvested restricted common stock. Does not include any shares in respect of Mr. Broadhurst’s ownership of 0.09% of the outstanding common interests in HCG Holdings LLC.
(6)	Includes 23,913 shares issuable upon exercise of option that are exercisable currently or within 60 days of January 18, 2006. Also includes 22,275 shares of unvested restricted common stock. Does not include any shares in respect of Mr. Burge’s ownership of 0.09% of the outstanding common interests in HCG Holdings LLC.
(7)	Includes 26,359 shares issuable upon exercise of options that are exercisable currently or within 60 days of January 18, 2006. Also includes 15,075 shares of unvested restricted common stock.
(8)	Includes 8,602 shares issuable upon exercise of options that are exercisable currently or within 60 days of January 18, 2006. Also includes 9,856 shares of unvested restricted common stock.
(9)	Does not include any shares in respect of Mr. McCartney’s ownership of 0.09% of the outstanding common interests in HCG Holdings LLC.
(10)	Includes 13,750 shares of unvested restricted common stock.
(11)	Includes an aggregate of 190,768 shares issuable upon exercise of options held by members of the group that are exercisable currently or within 60 days of January 18, 2006. Also includes 318,143 shares of unvested restricted common stock. Does not include any shares in respect of the 3.5% of the outstanding common interests in HCG Holdings LLC collectively held by members of the group.

Description of capital stock

The following is a description of the material terms of our certificate of incorporation and bylaws and of certain provisions of Delaware law. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by, the provisions of our certificate of incorporation and bylaws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and by the applicable provisions of Delaware law.

As of December 31, 2005, there were 17,397,312 shares of our common stock issued, of which 17,248,379 were outstanding and held of record by 66 stockholders.

Our authorized capital stock consists of:

➢	500,000,000 shares of common stock, par value $0.01 per share; and

➢	50,000,000 shares of preferred stock.

We have no shares of our preferred stock issued and outstanding, nor will any shares of our preferred stock be issued and outstanding upon the closing of this offering.

COMMON STOCK

Voting

The holders of our common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders, including the election of directors, and do not have any right to cumulate votes in the election of directors.

Dividends

Subject to the rights and preferences of the holders of any series of preferred stock which may at the time be outstanding, holders of our common stock are entitled to such dividends as our board of directors may declare out of funds legally available.

Liquidation rights

In the event of any liquidation, dissolution or winding-up of our affairs, after payment of all of our debts and liabilities and subject to the rights and preferences of the holders of any series of our preferred stock, the holders of our common stock will be entitled to receive the distribution of any of our remaining assets.

Other matters

Holders of our common stock have no conversion, preemptive or other subscription rights and there are no redemption rights or sinking fund provisions with respect to the common stock. All outstanding shares of our common stock are, and the shares of our common stock to be sold in this offering when issued and paid for will be, validly issued, fully paid and non-assessable.

PREFERRED STOCK

We are authorized to issue up to 50,000,000 shares of preferred stock. Our certificate of incorporation authorizes our board, without any further stockholder action or approval, to issue these shares in one or more classes or series, to establish from time to time the number of shares to be included in each class or series and to fix the rights, preferences and privileges of the shares of each wholly unissued class or series

Description of capital stock

and any of its qualifications, limitations or restrictions. Our board may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. We currently have no plans to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF VARIOUS PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND OUR BYLAWS

Provisions of our certificate of incorporation and bylaws, which are summarized below, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified board of directors

Our certificate of incorporation provides for a board of directors divided into three classes, with one class to be elected each year to serve for a three-year term. The provision for a classified board will have the effect of making it more difficult for stockholders to change the composition of our board.

Number of directors; removal for cause; filling vacancies

Our certificate of incorporation and our bylaws provide that our board of directors will consist of not less than five nor more than fifteen members, the exact number of which will be fixed from time to time by our board. Upon the closing of this offering, the size of our board will be fixed at seven directors.

Under the General Corporation Law of the State of Delaware, or the DGCL, unless otherwise provided in our certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. Our certificate of incorporation provides that directors may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote in an election of directors. Our certificate of incorporation and bylaws also provide that any newly created directorships on our board may be filled by a majority of the board then in office, provided that a quorum is present, and any other vacancy occurring on the board may be filled by a majority of the board then in office, even if less than a quorum, or by a sole remaining director. Any director elected in accordance with the preceding sentence will hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified. No decrease in the number of directors constituting the board of directors shall have the effect of removing or shortening the term of any incumbent director.

The director removal and vacancy provisions will make it more difficult for a stockholder to remove incumbent directors and simultaneously gain control of the board by filling vacancies created by such removal with its own nominees.

Special meetings of stockholders

Our certificate of incorporation and bylaws deny stockholders the right to call a special meeting of stockholders. Our certificate of incorporation and bylaws provide that a special meeting of stockholders may be called only by a majority of our entire board of directors, the chairman of our board or our President.

Stockholder action by written consent

Our certificate of incorporation requires all stockholder actions to be taken by a vote of the stockholders at an annual or special meeting, and denies the ability of stockholders to act by written consent without a meeting.

Description of capital stock

Stockholder proposals

At an annual meeting of stockholders, only business that is properly brought before the meeting will be conducted or considered. To be properly brought before an annual meeting of stockholders, business must be specified in the notice of the meeting (or any supplement to that notice), brought before the meeting by or at the direction of the board (or any duly authorized committee of the board) or properly brought before the meeting by a stockholder. For business to be properly brought before an annual meeting by a stockholder, the stockholder must:

➢	be a stockholder of record on the date of the giving of the notice for the meeting;

➢	be entitled to vote at the meeting; and

➢	have given timely written notice of the business in proper written form to our secretary.

To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after the anniversary date, notice by the stockholder must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

To be in proper written form, a stockholder’s notice to the secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting:

➢	a brief description of the business desired to be brought before the annual meeting and the reasons for conducting the business at the annual meeting;

➢	the name and address, as they appear on our books, of the stockholder proposing such business;

➢	the class or series and number of our shares which are owned beneficially or of record by the stockholder proposing the business;

➢	a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in the business; and

➢	a representation that the stockholder is a holder of record of our stock entitled to vote at the meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring the business before the meeting.

Similarly, at a special meeting of stockholders, only such business as is properly brought before the meeting will be conducted or considered. To be properly brought before a special meeting, business must be specified in the notice of the meeting (or any supplement to that notice) given by or at the direction of a majority of the entire board of directors, the chairman of our board or our President.

Nomination of candidates for election to our board

Under our bylaws, only persons that are properly nominated will be eligible for election to be members of our board. To be properly nominated, a director candidate must be nominated at an annual meeting of the stockholders or any special meeting called for the purpose of electing directors by or at the direction of our board (or any duly authorized committee of the board) or properly nominated by a stockholder. To properly nominate a director, a stockholder must:

➢	be a stockholder of record on the date of the giving of the notice for the meeting;

Description of capital stock

➢	be entitled to vote at the meeting; and

➢	have given timely written notice in proper written form to our secretary.

To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices:

➢	in the case of an annual meeting, not less than 90 days nor more than 120 days prior to the anniversary date of the last annual meeting of our stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after the anniversary date of the last annual meeting, notice by the stockholder in order to be timely must be received not later than the close of business on the 10th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; and

➢	in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which notice of the date of such meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

To be in proper written form, a stockholder’s notice to the secretary must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected and must set forth:

➢	as to each person whom the stockholder proposes to nominate for election as a director:

–  the name, age, business address and residence address of the person;

–  the principal occupation or employment of the person;

–  the class or series and number of shares of our capital stock that are owned beneficially or of record by the person; and

–  any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations promulgated thereunder; and

➢	as to the stockholder giving the notice:

–  the name and record address of such stockholder;

–  the class or series and number of shares of our capital stock that are owned beneficially or of record by such stockholder;

–  a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder;

–  a representation that such stockholder is a holder of record of our stock entitled to vote at the meeting and that the stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and

–  any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder.

Description of capital stock

Amendment of certificate of incorporation and bylaws

The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote is required to amend or repeal a corporation’s certificate of incorporation or bylaws, unless the certificate of incorporation requires a greater percentage. Our certificate of incorporation generally requires the approval of the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote in connection with the election of directors to amend any provisions of our certificate of incorporation described in this section. Our certificate of incorporation and bylaws provide that the holders of at least two-thirds of the voting power of the issued and outstanding shares of our capital stock entitled to vote in connection with the election of directors have the power to amend or repeal our bylaws. In addition, our certificate of incorporation grants our board of directors the authority to amend and repeal our bylaws without a stockholder vote in any manner not inconsistent with the laws of the State of Delaware or our certificate of incorporation.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

We have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors to the maximum extent permitted by the DGCL. The DGCL expressly permits a corporation to provide that its directors will not be liable for monetary damages for a breach of their fiduciary duties as directors, except for liability:

➢	for any breach of the director’s duty of loyalty to us or our stockholders;

➢	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

➢	under Section 174 of the DGCL (relating to unlawful stock repurchases, redemptions or other distributions or payment of dividends); or

➢	for any transaction from which the director derived an improper personal benefit.

These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation and bylaws also authorize us to indemnify our officers, directors and other agents to the fullest extent permitted under the DGCL and we may advance expenses to our directors, officers and employees in connection with a legal proceeding, subject to limited exceptions.

As permitted by the DGCL, our certificate of incorporation and bylaws provide that:

➢	we must indemnify our board members and officers to the fullest extent permitted by the DGCL, subject to limited exceptions; and

➢	we may purchase and maintain insurance on behalf of our current or former board members, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

We may enter into separate indemnification agreements with each of our board members and officers that may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our board members and officers against liabilities that may arise by reason of their status or service as board members and officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the board members and officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors’ and officers’ insurance if available on reasonable terms.

Description of capital stock

The limited liability and indemnification provisions in our certificate of incorporation and bylaws and in any indemnification agreements we enter into may discourage stockholders from bringing a lawsuit against our board members for breach of their fiduciary duties and may reduce the likelihood of derivative litigation against our board members and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common stock is LaSalle Bank National Association.

LISTING

Our common stock is quoted on the NASDAQ National Market under the symbol “HURN.”

Shares eligible for future sale

We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, a number of shares will not be available for sale after this offering due to contractual and legal restrictions on resale. However, sales of our common stock in the public market after the restrictions lapse, or the perception that these sales may occur, could cause the market price of our common stock to decline.

Upon completion of this offering, we expect to have an aggregate of 17,248,379 outstanding shares of common stock, including 1,279,205 shares of unvested restricted common stock. As of December 31, 2005, we had outstanding stock options held by executive officers, employees, third-party consultants and board members for the purchase of an aggregate of 1,304,688 shares of common stock.

The 6,300,000 shares of common stock being sold in this offering (or 7,245,000 shares if the underwriters exercise the over-allotment option in full) will be, and the 5,750,000 shares previously sold in our initial public offering are, freely tradable without restriction or further registration under the Securities Act, unless the shares are purchased by affiliates of our company, as that term is defined in Rule 144 of the Securities Act. Except for shares issued pursuant to the Form S-8 we have on file, all remaining shares were issued and sold by us in private transactions or issued by us in reliance on Rule 701 of the Securities Act and are eligible for public sale if registered under the Securities Act, or sold in accordance with Rule 144 or Rule 701 thereunder.

LOCK-UP AGREEMENTS

We have agreed, and each member of our board, each of our executive officers and the selling stockholder has signed a lock-up agreement under which, subject to certain permitted exceptions specified in each agreement, each has agreed, not to offer, sell, contract to sell, pledge, hedge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 90 days after the date of this prospectus. The 90-day lock-up period may be extended under certain circumstances where we announce or pre-announce earnings or material news or a material event occurs within approximately 18 days before, or approximately 16 days after, the termination of the 90-day period. UBS Securities LLC, in its sole discretion, may release some or all of these shares before the 90-day lockup period ends.

Following the expiration of the lock-up period, 3,519,263 shares of common stock subject to these agreements, including shares issuable upon the exercise of vested options 90 days after the date of this prospectus, will be available for sale in the public market, subject in some cases to the vesting of restricted common stock during the lock-up period and to the volume and other restrictions of compliance with Rule 144, Rule 144(k) or Rule 701.

ELIGIBILITY OF RESTRICTED SHARES FOR SALE IN THE PUBLIC MARKET

Rule 144

In general, under Rule 144, a person or persons whose shares are aggregated who has beneficially owned restricted securities for at least one year, including the holding period of any holder who is not an affiliate, and who files a Form 144 with respect to this sale, is entitled to sell within any three-month period a number of shares of common stock that does not exceed the greater of:

➢	1% of the then outstanding shares of our common stock, or approximately 172,484 shares; and

➢	the average weekly trading volume during the four calendar weeks preceding the date of which notice of the sale is filed on Form 144.

Sales under Rule 144 are also subject to restrictions relating to manner of sale and the availability of current public information about us.

Shares eligible for future sale

Rule 144(k)

A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including the holding period of any prior owner who is not an affiliate, is entitled to sell these shares of common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates must always sell pursuant to Rule 144, even after the applicable holding periods have been satisfied.

Rule 701

Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, board members, officers, third-party consultants or advisers prior to the closing of our initial public offering and pursuant to written compensatory benefit plans or written contracts relating to the compensation of these persons. In addition, the SEC has indicated that Rule 701 will apply to stock options granted by us before our initial public offering, along with the shares acquired upon exercise of these options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the holding period requirements. As of December 31, 2005, 379,936 of our outstanding shares of common stock had been issued in reliance on Rule 701 as a result of exercise of stock options.

EQUITY COMPENSATION

We filed a registration statement on Form S-8 under the Securities Act covering the 2,141,000 shares that are reserved for issuance under our 2004 Omnibus Stock Plan as well as 1,612,640 shares reserved for issuance upon the exercise of options outstanding under our three existing equity incentive plans. This Form S-8 registration statement automatically became effective upon filing. Accordingly, shares registered under this registration statement are, subject to Rule 144 provisions applicable to affiliates, available for sale in the open market, unless these shares are subject to vesting restrictions with us or are otherwise subject to the contractual restrictions described above.

REGISTRATION RIGHTS

Pursuant to a restricted shares award agreement, Mr. Holdren has been granted certain piggyback registration rights with respect to the 391,305 shares of our common stock that he purchased under the agreement. For further information regarding these registration rights, see the section of this prospectus entitled “Management—Holdren senior management agreement.”

We and HCG Holdings LLC have entered into a registration rights agreement pursuant to which HCG Holdings LLC is entitled to certain demand, piggyback and shelf registration rights with respect to all of the shares of our common stock held by it. For further information regarding these registration rights, see the section of this prospectus entitled “Certain relationships and related transactions—Registration rights—HCG Holdings LLC registration rights.”

Material U.S. federal tax considerations for non-U.S. holders of our common stock

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a “Non-U.S. Holder.” For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our stock who is treated for the relevant U.S. federal tax purposes as a non-resident alien individual, or a foreign partnership, foreign corporation, foreign estate, or foreign trust. Because U.S. federal tax law uses different tests in determining whether an individual is a non-resident alien for income and estate tax purposes, some individuals may be “Non-U.S. Holders” for purposes of the U.S. federal income tax discussion below, but not for purposes of the U.S. federal estate tax discussion, and vice versa.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion assumes that a Non-U.S. Holder holds our common stock as a capital asset as determined for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances, including, without limitation, Non-U.S. Holders that are controlled foreign corporations, passive foreign investment companies, pass-through entities, or U.S. expatriates; Non-U.S. Holders that hold their common stock through pass-through entities; Non-U.S. Holders that acquire their common stock through the exercise of employee stock options or otherwise as compensation; and Non-U.S. Holders who own, directly, indirectly or constructively, more than 5% of our common stock. This discussion also does not address any tax consequences arising under the laws of any U.S. state or local, or non-U.S., jurisdiction.

You should consult your own tax advisor regarding the U.S. federal income and estate tax consequences of holding and disposing of our common stock in light of your particular situation, as well as any consequences under state, local or non-U.S. law.

DIVIDENDS

Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. In general, we will be required to withhold U.S. federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, on dividends paid to a Non-U.S. Holder. To obtain a reduced rate of withholding under a treaty, you must provide us with appropriate documentation (typically, a properly-executed IRS Form W-8BEN certifying your entitlement to benefits under the treaty). You will not be required to furnish a U.S. taxpayer identification number in order to claim treaty benefits with respect to our dividends if our common stock is traded on an “established financial market” for U.S. federal income tax purposes. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of an income tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.

We generally will not be required to withhold U.S. federal income tax from dividends that are effectively connected with your conduct of a trade or business within the United States, so long as you provide us with appropriate documentation (typically, a properly executed IRS Form W-8ECI, stating that the dividends are so effectively connected). Instead, such dividends will be subject to U.S. federal income tax

Material U.S. federal tax considerations for non-U.S. holders of our common stock on a net income basis, generally in the same manner as if you were a resident of the United States. If you are a foreign corporation, your effectively-connected dividends may also be subject to an additional “branch profits tax,” which is imposed under certain circumstances at a rate of 30% (or such lower rate as may be specified by an applicable treaty), subject to certain adjustments and exceptions.

GAIN ON SALE OR DISPOSITION OF COMMON STOCK

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to any gain realized on a sale or other disposition of our common stock. However, you will be taxed on such gain if (1) the gain is effectively connected with a trade or business that you conduct in the United States (in the event that certain tax treaty provisions apply, the gain must also be attributable to a permanent establishment in the United States (or, in the case of an individual, a fixed place of business) in order to be subject to tax), (2) you are a non-resident alien individual, you are present in the United States for 183 or more days in the taxable year of the sale or disposition and certain other conditions are met, or (3) our stock is treated as a United States real property interest in your hands, within the meaning of Section 897(c) of the Code.

Subject to the exception noted below, our stock will generally be treated as a U.S. real property interest if we are or have been a “United States real property holding corporation” within the meaning of Section 897(c) at any time that you held the stock within five years before the sale or disposition. We believe that we are not, and we do not anticipate becoming, a United States real property holding corporation. Moreover, even if we are treated as a United States real property holding corporation, so long as our common stock is “regularly traded on an established securities market” for U.S. federal income tax purposes, our common stock will not be treated as a U.S. real property interest in the hands of a Non-U.S. Holder who has owned no more than 5% of the common stock (assuming for this purpose that any options or shares of convertible preferred stock that you own have been exercised or converted and applying certain constructive ownership rules to determine your ownership) during the five years preceding a sale or disposition. If we are treated as a U.S. real property holding corporation and our common stock is not regularly traded on an established securities market, 10% of the amount realized by a Non-U.S. Holder on a sale or disposition of our common stock must be withheld by the purchaser and remitted to the U.S. Internal Revenue Service. The amount withheld may be applied to the Non-U.S. Holder’s U.S. federal income tax liability or, if in excess thereof, refunded provided that the required information is timely furnished to the U.S. Internal Revenue Service.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING

Generally, we must report to the U.S. Internal Revenue Service the amount of dividends we pay to you, your name and address, and the amount of any tax withheld. A similar report will be sent to you. Pursuant to tax treaties or other information-sharing agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in your country of residence.

We generally will not be required to apply backup withholding to dividends that we pay to you if you have provided an appropriate certification of your U.S. federal taxpayer identification number, or of the fact that you are not a U.S. person, unless we or our paying agent otherwise have actual knowledge that you are a U.S. person. Generally, you will provide such certification on an IRS Form W-8BEN.

Under current U.S. federal income tax law, information reporting and backup withholding imposed at a rate of 28% (increasing to 31% in 2011) will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup

Material U.S. federal tax considerations for non-U.S. holders of our common stock withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. U.S. federal information reporting requirements (but not backup withholding) generally will also apply to a payment of disposition proceeds by foreign offices of U.S. brokers or foreign brokers with certain types of relationships to the United States unless the Non-U.S. Holder establishes an exemption.

Backup withholding is not an additional tax. Rather, the amount of tax withheld will be treated as a payment against your actual U.S. federal income tax liability (if any), and if the withholding results in an overpayment of tax, a refund may be obtained, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

Non-U.S. Holders should consult their own tax advisors regarding the application of information reporting and backup withholding to them, including the availability of and procedure for obtaining an exemption from backup withholding.

FEDERAL ESTATE TAX

An individual Non-U.S. Holder who at the time of his death is treated as the owner of an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise. Legislation enacted in the spring of 2001 provides for reductions in the U.S. federal estate tax through 2009 and the elimination of the estate tax entirely in 2010. Under this legislation, the U.S. federal estate tax would be fully reinstated, as in effect prior to the reductions, in 2011.

Underwriting

The selling stockholder is offering the shares of our common stock described in this prospectus through the underwriters named below. UBS Securities LLC, William Blair & Company, L.L.C. and Deutsche Bank Securities Inc. are acting as joint book-running managers and together with Robert W. Baird & Co. Incorporated are the underwriters. We and the selling stockholder have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares of common stock listed next to its name in the following table:

Underwriters	Number of shares
UBS Securities LLC	2,331,000
William Blair & Company, L.L.C.	2,016,000
Deutsche Bank Securities Inc.	1,575,000
Robert W. Baird & Co. Incorporated	378,000

Total	6,300,000

The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The common stock of the selling stockholder is offered subject to a number of conditions, including:

➢	receipt and acceptance of our common stock by the underwriters; and

➢	the underwriters’ right to reject orders in whole or in part.

We have been advised by the underwriters that they intend to make a market in our common stock, but that they are not obligated to do so and may discontinue making a market at any time without notice.

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically.

OVER-ALLOTMENT OPTION

The selling stockholder has granted the underwriters an option to buy up to 945,000 additional shares of our common stock. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each purchase additional shares approximately in proportion to the amounts specified in the table above.

COMMISSIONS AND DISCOUNTS

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.80 per share from the public offering price. Any of these securities dealers may resell any shares purchased from the underwriters to other brokers or dealers at a discount of up to $0.10 per share from the public offering price. If all the shares are not sold at the public offering price, the

Underwriting

underwriters may change the offering price and the other selling terms. Sales of shares made outside of the United States may be made by affiliates of the underwriters. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms. The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock to be offered.

The following table shows the per share and total underwriting discounts and commissions that the selling stockholder will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 945,000 shares.

	No exercise	Full exercise
Per Share	$1.35	$1.35
Total	$8,505,000	$9,780,750

Pursuant to a registration rights agreement with HCG Holdings LLC, we are required to pay the expenses relating to this offering, excluding the underwriting discounts and commissions which will be borne by the selling stockholder.

NO SALES OF SIMILAR SECURITIES

We, each member of our board, each of our executive officers and the selling stockholder have entered into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of UBS Securities LLC, subject to certain permitted exceptions specified in the agreements, sell, offer to sell, contract or agree to sell, hypothecate, pledge, hedge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, our common stock or securities convertible into or exchangeable for our common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. The 90-day lock-up period may be extended under certain circumstances where we announce or pre-announce earnings or material news or a material event occurs within approximately 18 days before, or approximately 16 days after, the termination of the 90-day period. At any time and without public notice, UBS Securities LLC, may, in its sole discretion, release all or some of the securities from these lock-up agreements.

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we have agreed to contribute to payments that the underwriters may be required to make in respect of those liabilities. We and the selling stockholder have also agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which may be required in respect thereof.

NASDAQ NATIONAL MARKET QUOTATION

Our common stock is quoted on the NASDAQ National Market under the symbol “HURN.”

PRICE STABILIZATION, SHORT POSITIONS

In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock including:

➢	stabilizing transactions;

Underwriting

➢	short sales;

➢	purchases to cover positions created by short sales;

➢	imposition of penalty bids; and

➢	syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

The underwriters may close out any covered short position by either exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

Naked short sales are in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the other underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the NASDAQ National Market, in the over-the-counter market or otherwise.

AFFILIATIONS

The underwriters and their affiliates have provided, and may, from time to time in the future, provide, certain commercial banking, financial advisory and investment banking services for us for which they have received and will receive customary fees.

Notice to Investors

European Economic Area

With respect to each Member State of the European Economic Area which has implemented Prospectus Directive 2003/71/EC, including any applicable implementing measures, from and including the date on which the Prospectus Directive is implemented in that Member State, the offering of our common stock in this offering is only being made:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than 43,000,000 and (3) an annual net turnover of more than 50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

United Kingdom

Shares of our common stock may not be offered or sold and will not be offered or sold to any persons in the United Kingdom other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses and in compliance with all applicable provisions of the FSMA with respect to anything done in relation to shares of our common stock in, from or otherwise involving the United Kingdom. Without limitation to the other restrictions referred to herein, this offering circular is directed only at (1) persons outside the United Kingdom, (2) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005; or (3) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this offering circular relates is available only to, and will be engaged in only with, such persons, and persons within the United Kingdom who receive this communication (other than persons who fall within (2) or (3) above) should not rely or act upon this communication.

Switzerland

Shares of our common stock may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The shares of our common stock may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to shares of our common stock may be publicly issued in connection with any such offer or distribution. The shares have not been and will not be approved by any Swiss regulatory authority. In particular, the shares are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Investment Fund Act.

Legal matters

The validity of the shares of our common stock offered by this prospectus will be passed upon for us by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois, and for the underwriters by Katten Muchin Rosenman LLP, Chicago, Illinois. From time to time, Katten Muchin Rosenman LLP has acted as our counsel on various matters unrelated to this offering.

Experts

The consolidated financial statements of Huron Consulting Group Inc. as of December 31, 2003 and 2004 and for the period from March 19, 2002 (inception) to December 31, 2002 and the years ended December 31, 2003 and 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Speltz & Weis LLC as of December 31, 2004 and for the year ended December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Where you can find additional information

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You are able to inspect and copy these reports, proxy statements and other information without charge at the Public Reference Room the SEC maintains at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of certain fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of such contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may obtain the registration statement and its exhibits and schedules from the SEC.

Index to financial statements

Audited Consolidated Financial Statements of Huron Consulting Group, Inc.	Page
Report of Independent Registered Public Accounting Firm	F-2
Audited Consolidated Balance Sheets at December 31, 2004 and 2003	F-3
Audited Consolidated Statements of Operations for the years ended December 31, 2004 and 2003 and the period from March 19, 2002 (inception) to December 31, 2002	F-4
Audited Consolidated Statements of Stockholders’ Equity (Deficit) for the years ended December 31, 2004 and 2003 and the period from March 19, 2002 (inception) to December 31, 2002	F-5
Audited Consolidated Statements of Cash Flows for the years ended December 31, 2004 and 2003 and the period from March 19, 2002 (inception) to December 31, 2002	F-6
Notes to Audited Consolidated Financial Statements	F-7

Unaudited Consolidated Financial Statements of Huron Consulting Group, Inc.
Unaudited Consolidated Balance Sheet at September 30, 2005	F-21
Unaudited Consolidated Statements of Operations for the nine months ended September 30, 2005 and September 30, 2004	F-22
Unaudited Consolidated Statement of Stockholders’ Equity for the nine months ended September 30, 2005	F-23
Unaudited Consolidated Statements of Cash Flows for the nine months ended September 30, 2005 and September 30, 2004	F-24
Notes to Unaudited Consolidated Financial Statements	F-25

Financial Statements of Speltz & Weis LLC
Report of Independent Auditors	F-32
Balance Sheets at December 31, 2004 (audited) and March 31, 2005 (unaudited)	F-33
Statements of Income for the year ended December 31, 2004 (audited) and for the three months ended March 31, 2005 and 2004 (unaudited)	F-34
Statements of Members’ Equity for the year ended December 31, 2004 (audited) and for the three months ended March 31, 2005 (unaudited)	F-35
Statements of Cash Flows for the year ended December 31, 2004 (audited) and for the three months ended March 31, 2005 and 2004 (unaudited)	F-36
Notes to Financial Statements	F-37

Huron Consulting Group, Inc. Unaudited Pro Forma Financial Information
Introduction	F-40
Unaudited Pro Forma Consolidated Statement of Income for the year ended December 31, 2004	F-41
Unaudited Pro Forma Consolidated Statement of Income for the nine months ended September 30, 2005	F-42
Notes to Unaudited Pro Forma Financial Information	F-43

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Huron Consulting Group Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of Huron Consulting Group Inc. and its subsidiary at December 31, 2004 and 2003, and the results of their operations and their cash flows for the years ended December 31, 2004 and 2003 and the period from March 19, 2002 (inception) to December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

Chicago, Illinois

February 14, 2005, except as to Note 15 which is as of August 26, 2005

Huron Consulting Group Inc.

AUDITED CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	December 31, 2004	December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$28,092	$4,251
Receivables from clients, net	21,750	15,118
Unbilled services, net	10,830	7,946
Income tax receivable	494	2,286
Deferred income taxes	7,919	1,946
Other current assets	3,053	837

Total current assets	72,138	32,384
Property and equipment, net	8,975	4,498
Other assets:
Deferred income taxes	1,450	2,333
Deposits	656	674

Total other assets	2,106	3,007

Total assets	$83,219	$39,889

Liabilities and stockholders’ equity (deficit)
Current liabilities:
Accounts payable	$2,809	$1,396
Accrued expenses	3,334	3,822
Accrued payroll and related benefits	20,494	13,914
Deferred revenue	2,603	2,273
Interest payable to HCG Holdings LLC	—	820

Total current liabilities	29,240	22,225
Non-current liabilities:
Accrued expenses	598	—
Deferred lease incentives	4,148	—

Total non-current liabilities	4,746	—
Commitments and contingencies:
Notes payable to HCG Holdings LLC	—	10,076
8% preferred stock, $1,000 per share stated value plus accrued 8% annual cumulative dividends; 106,840 shares authorized; 0 and 12,500 shares issued and outstanding at December 31, 2004 and December 31, 2003, respectively	—	14,212
Stockholders’ equity (deficit)
Common stock (previously named Class A common stock)*; $0.01 par value; 500,000,000 shares authorized; 16,364,574 and 11,281,243 shares issued and outstanding at December 31, 2004 and December 31, 2003, respectively	164	259
Class B common stock (retired in 2004)*; $0.01 par value; 6,486,715 shares authorized; 682,348 shares issued and outstanding at December 31, 2003	—	16
Additional paid-in capital	59,608	42
Deferred stock-based compensation	(12,281)	—
Retained earnings (deficit)	1,742	(6,941)

Total stockholders’ equity (deficit)	49,233	(6,624)

Total liabilities and stockholders’ equity	$83,219	$39,889

*	Adjusted to reflect a 1 for 2.3 reverse stock split effected on October 5, 2004.

The accompanying notes are an integral part of the audited consolidated financial statements.

Huron Consulting Group Inc.

AUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Year Ended December 31,		March 19, 2002 (inception) to December 31, 2002
	2004	2003
Revenues and reimbursable expenses:
Revenues	$159,550	$101,486	$35,101
Reimbursable expenses	14,361	8,808	2,921

Total revenues and reimbursable expenses	173,911	110,294	38,022
Direct costs and reimbursable expenses:
Direct costs	92,270	69,374	26,055
Stock-based compensation expense	978	27	—
Reimbursable expenses	14,281	8,929	2,921

Total direct costs and reimbursable expenses	107,529	78,330	28,976

Operating expenses:
Selling, general and administrative	40,425	25,171	8,813
Stock-based compensation expense	433	14	—
Depreciation and amortization	2,365	5,328	3,048
Restructuring charges	3,475	—	—
Management and advisory fees paid to related parties	—	—	2,750
Loss on lease abandonment	—	1,668	—
Organization costs	—	—	965

Total operating expenses	46,698	32,181	15,576

Operating income (loss)	19,684	(217)	(6,530)
Other expenses:
Interest expense, net	692	856	332
Other	—	112	1

Total other expenses	692	968	333

Net income (loss) before provision (benefit) for income taxes	18,992	(1,185)	(6,863)
Provision (benefit) for income taxes	8,128	(122)	(2,697)

Net income (loss)	10,864	(1,063)	(4,166)
Accrued dividends on 8% preferred stock	931	1,066	646

Net income (loss) attributable to common stockholders	$9,933	$(2,129)	$(4,812)

Net income (loss) attributable to common stockholders per share*:
Basic	$0.77	$(0.18)	$(0.41)
Diluted	$0.72	$(0.18)	$(0.41)

Weighted average shares used in calculating net income (loss) attributable to common stockholders per share*:
Basic	12,820	11,871	11,803
Diluted	13,765	11,871	11,803
*	Adjusted to reflect a 1 for 2.3 reverse stock split effected on October 5, 2004.

The accompanying notes are an integral part of the audited consolidated financial statements.

Huron Consulting Group Inc.

AUDITED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands, except share amounts)

	Common Stock (previously Class A Common Stock)		Class B Common Stock (retired in 2004)		Stock Subscription Receivable	Additional Paid-In Capital	Deferred Stock-based Compensation	Retained Earnings (Deficit)	Stockholders’ Equity (Deficit)
	Shares*	Amount	Shares*	Amount
Balance at March 19, 2002 (inception)	—	$—	—	$—	$—	$—	$—	$—	$—
Net loss	—	—	—	—	—	—	—	(4,166)	(4,166)
Issuance of Class A common stock	11,281,243	259	—	—	—	—	—	—	259
Issuance of Class B common stock	—	—	521,740	12	—	—	—	—	12
Stock subscription receivable	—	—	—	—	(2)	—	—	—	(2)
Accrued dividends on 8% preferred stock	—	—	—	—	—	—	—	(646)	(646)

Balance at December 31, 2002	11,281,243	259	521,740	12	(2)	—	—	(4,812)	(4,543)
Net loss	—	—	—	—	—	—	—	(1,063)	(1,063)
Exercise of stock options	—	—	160,608	4	—	—	—	—	4
Stock option compensation	—	—	—	—	—	42	—	—	42
Stock subscription receivable	—	—	—	—	2	—	—	—	2
Accrued dividends on 8% preferred stock	—	—	—	—	—	—	—	(1,066)	(1,066)

Balance at December 31, 2003	11,281,243	259	682,348	16	—	42	—	(6,941)	(6,624)
Net income	—	—	—	—	—	—	—	10,864	10,864
Dividends paid	—	—	—	—	—	—	—	(1,250)	(1,250)
Issuance of common stock in connection with:
Initial public offering, net of offering costs	3,333,333	33	—	—	—	44,696	—	—	44,729
Restricted stock awards, net of cancellations	821,350	8	—	—	—	12,976	(12,984)	—	—
Exercise of stock options	29,846	—	216,454	2	—	51	—	—	53
Stock-based compensation	—	—	—	—	—	709	703	—	1,412
Income tax benefit on stock-based compensation	—	—	—	—	—	980	—	—	980
1 for 2.3 reverse stock split	—	(145)	—	(9)	—	154	—	—	—
Conversion of Class B common stock to common stock	898,802	9	(898,802)	(9)	—	—	—	—	—
Accrued dividends on 8% preferred stock	—	—	—	—	—	—	—	(931)	(931)

Balance at December 31, 2004	16,364,574	$164	—	$—	$—	$59,608	$(12,281)	$1,742	$49,233

*	Adjusted for a 1 for 2.3 reverse stock split effected on October 5, 2004.

The accompanying notes are an integral part of the audited consolidated financial statements.

Huron Consulting Group Inc.

AUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year ended December 31,		March 19, 2002 (inception) to December 31, 2002
	2004	2003
Cash flows from operating activities:
Net income (loss)	$10,864	$(1,063)	$(4,166)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	2,365	5,328	3,048
Loss on long-term deposits	—	111	—
Deferred income taxes	(5,090)	(1,568)	(2,710)
Stock-based compensation expense	1,412	42	—
Tax benefit from stock options exercised	980	—	—
Allowances for doubtful accounts and unbilled services	1,873	1,410	382
Changes in operating assets and liabilities:
Increase in receivables from clients	(7,943)	(9,711)	(6,441)
Increase in unbilled services	(3,446)	(2,198)	(6,506)
Decrease (increase) in income tax receivable, net	2,741	(2,286)	—
Increase in other current assets	(2,114)	(449)	(388)
Decrease (increase) in deposits	18	98	(883)
Increase in accounts payable and accrued expenses	4,721	3,661	1,557
Increase in accrued payroll and related benefits	6,580	9,289	4,625
(Decrease) increase in interest payable to HCG Holdings LLC	(820)	477	343
Increase in deferred revenue	330	893	1,380

Net cash provided by (used in) operating activities	12,471	4,034	(9,759)

Cash flows from investing activities:
Purchase of property and equipment, net	(6,943)	(4,179)	(2,312)
Acquisition of intangibles	—	(60)	(6,324)

Net cash used in investing activities	(6,943)	(4,239)	(8,636)

Cash flows from financing activities:
Proceeds from issuance of common stock (previously named Class A common stock), net of offering costs	44,729	—	259
Proceeds from issuance of Class B common stock	—	3	9
(Redemption of) proceeds from issuance of 8% preferred stock	(12,500)	—	12,500
Payment of accrued dividends on 8% preferred stock	(2,643)	—	—
Proceeds from exercise of stock options	53	4	—
Proceeds from borrowings under line of credit	37,200	19,175	—
Repayments on line of credit	(37,200)	(19,175)	—
(Redemption of) proceeds from notes issued to HCG Holdings LLC	(10,076)	—	10,076
Dividends paid on common stock	(1,250)	—	—

Net cash provided by financing activities	18,313	7	22,844

Net increase (decrease) in cash and cash equivalents	23,841	(198)	4,449
Cash and cash equivalents:
Beginning of the period	4,251	4,449	—

End of the period	$28,092	$4,251	$4,449

Noncash transaction:
Accrued dividends on 8% preferred stock	$931	$1,066	$646

Supplemental disclosure of cash flow information:
Cash paid for interest	$1,647	$417	$—
Cash paid for taxes	$9,497	$3,736	$—

The accompanying notes are an integral part of the audited consolidated financial statements.

Notes to audited consolidated financial statements

(Tabular amounts in thousands, except per share amounts)

1.    Description of Business

Huron Consulting Group Inc. was formed on March 19, 2002. Huron Consulting Group Inc., together with its wholly owned subsidiary, Huron Consulting Services LLC, (collectively the “Company”), is an independent provider of financial and operational consulting services, whose clients include Fortune 500 companies, medium-sized and larger businesses, leading academic institutions, healthcare organizations and the law firms that represent these various organizations. The Company is a majority owned subsidiary of HCG Holdings LLC. On October 18, 2004, the Company completed its initial public offering (“IPO”) of shares of its common stock (see Note 10).

2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements reflect the results of operations and cash flows for the years ended December 31, 2004 and 2003 and the period from March 19, 2002 (inception) to December 31, 2002.

Principles of Consolidation

The consolidated financial statements include the accounts of Huron Consulting Group Inc. and its wholly owned subsidiary, Huron Consulting Services LLC. All material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts that are reported in the consolidated financial statements and accompanying disclosures. Actual results may differ from these estimates.

Reclassifications

Certain amounts reported in previous years have been reclassified to conform to the 2004 presentation.

Revenue Recognition

The Company recognizes revenues in accordance with Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB No. 104, “Revenue Recognition” when persuasive evidence of an arrangement exists, the related services are provided, the price is fixed and determinable and collectibility is reasonably assured. These services are primarily rendered under arrangements that require the client to pay on a time-and-expense basis. Fees are based on the hours incurred at agreed-upon rates and recognized as services are provided. Revenues related to fixed-fee engagements are recognized based on estimates of work completed versus the total services to be provided under the engagement. Losses, if any, on fixed-fee engagements are recognized in the period in which the loss first becomes probable and reasonably estimable. The Company also earns revenues on a performance-based fee basis and recognizes such revenues when all performance criteria are met. The Company also has contracts with clients to deliver multiple services that are covered under both individual and separate engagement letters. These arrangements allow for the Company’s services to be valued and accounted for on a separate basis. Direct costs incurred on engagements, including performance-based fee engagements, are expensed in the period incurred.

Notes to audited consolidated financial statements

Provisions are recorded for the estimated realization adjustments on all engagements, including engagements for which fees are subject to review by the bankruptcy courts. Expense reimbursements that are billable to clients are included in total revenues and reimbursable expenses, and typically an equivalent amount of reimbursable expenses are included in total direct costs and reimbursable expenses. Reimbursable expenses related to time-and-expense and fixed-fee engagements are recognized as revenue in the period in which the expense is incurred. Reimbursable expenses subject to performance-based criteria are recognized as revenue when all performance criteria are met.

Differences between the timing of billings and the recognition of revenue are recognized as either unbilled services or deferred revenue in the accompanying consolidated balance sheets. Revenues recognized for services performed but not yet billed to clients have been recorded as unbilled services. Client prepayments and retainers are classified as deferred (i.e., unearned) revenue and recognized over future periods as earned in accordance with the applicable engagement agreement.

Allowances for Doubtful Accounts and Unbilled Services

The Company maintains allowances for doubtful accounts and for services performed but not yet billed for estimated losses based on several factors, including the historical percentages of fee adjustments and write-offs by practice group, an assessment of a client’s ability to make required payments and the estimated cash realization from amounts due from clients. The allowances are assessed by management on a regular basis.

The provision for doubtful accounts and unbilled services is recorded as a reduction in revenue to the extent the provision relates to fee adjustments and other discretionary pricing adjustments. To the extent the provision relates to a client’s inability to make required payments, the provision is recorded in operating expenses.

Direct Costs and Reimbursable Expenses

Direct costs and reimbursable expenses consists primarily of billable employee compensation and their related benefit costs, the cost of outside consultants or subcontractors assigned to revenue generating activities and direct expenses to be reimbursed by clients.

Cash and Cash Equivalents

The Company considers all highly liquid investments, including overnight investments and commercial paper, with original maturities of three months or less to be cash equivalents.

Concentrations of Credit Risk

To the extent receivables from clients become delinquent, collection activities commence. No single client balance is considered large enough to pose a significant credit risk. The allowance for doubtful accounts and unbilled services is based upon the expected ability to collect accounts receivable and bill and collect unbilled services. Management does not anticipate incurring losses on accounts receivable in excess of established allowances.

Fair Value of Financial Instruments

Cash and cash equivalents are stated at cost, which approximates fair market value. The carrying values for receivables from clients, unbilled services, accounts payable, deferred revenue and other accrued liabilities reasonably approximate fair market value due to the nature of the financial instrument and the short term maturity of these items.

Notes to audited consolidated financial statements

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Depreciation of property and equipment is computed on a straight-line basis over the estimated useful life of the asset. Software, computers and related equipment are depreciated over an estimated useful life of 2 to 3 years. Furniture and fixtures are depreciated over 5 years. Leasehold improvements are amortized over the lesser of the estimated useful life of the asset or the initial term of the lease.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment of Long-Lived Assets.” No impairment charges were recorded in 2004, 2003 and 2002.

Intangible Assets

The Company accounts for intangible assets in accordance with SFAS No. 142, “Goodwill and Other Intangible Assets.” This standard requires that certain identifiable intangible assets be amortized over their expected useful lives.

Non-Current Liabilities

The Company records certain liabilities that are expected to be settled over a period that exceeds one year as non-current liabilities. The Company has recorded in accrued expenses the loss on abandonment of one of its leases as a non-current liability for the payments that are expected to exceed a one-year term. The Company has also recorded as non-current the portion of the deferred lease incentive liability that the Company expects to recognize over a period greater than one year. The deferred lease incentive liability at December 31, 2004 totaled $4.1 million and consists of $3.8 million of tenant improvement allowance. The remaining balance primarily represents rent abatement. Deferred lease incentives are amortized on a straight-line basis over the life of the lease. The payments that will be paid within twelve months of the balance sheet date related to the lease abandonment and the deferred lease incentive are classified as current liabilities. The Company monitors the classification of such liabilities based on the expectation of their utilization periods.

Income Taxes

Current tax liabilities and assets are recognized for the estimated taxes payable or refundable on the tax returns for the current year. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Stock-Based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and related interpretations and elects the disclosure option of SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 123 requires that companies either recognize compensation expense for grants of stock, stock options and other equity instruments based on fair value, or provide pro forma disclosure of net income and earnings per share in the notes to the financial statements. Accordingly, the Company has measured compensation expense for stock options as the excess, if any, of the estimated fair market value of the Company’s stock at the date of grant over the exercise price.

Notes to audited consolidated financial statements

The following table details the effect on net income (loss) attributable to common stockholders and net income (loss) attributable to common stockholders per share if compensation expense for the stock plans had been recorded based on the fair value method under SFAS No. 123.

	Year Ended December 31,		March 19, 2002 (inception) to December 31, 2002
	2004	2003
Net income (loss) attributable to common stockholders	$9,933	$(2,129)	$(4,812)
Add: Total stock-based employee compensation expense included in reported net income (loss) net of related tax effects	844	25	—
Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax effect	(943)	(28)	—

Pro forma net income (loss) attributable to common stockholders	$9,834	$(2,132)	$(4,812)

Earnings per share:
Basic—as reported	$0.77	$(0.18)	$(0.41)
Basic—pro forma	$0.77	$(0.18)	$(0.41)
Diluted—as reported	$0.72	$(0.18)	$(0.41)
Diluted—pro forma	$0.71	$(0.18)	$(0.41)

Segment Reporting

SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” establishes annual and interim reporting standards for an enterprise’s business segments and related disclosures about its products, services, geographic areas and major customers. The Company provides services through two segments: Financial Consulting and Operational Consulting. The Financial Consulting segment provides services that help clients effectively address complex challenges that arise from litigation, disputes, investigations, regulation, financial distress and other sources of significant conflict or change. The Operational Consulting segment provides services that help clients improve the overall efficiency and effectiveness of their operations by enhancing revenue, reducing costs managing regulatory compliance and maximizing procurement efficiency.

New Accounting Pronouncement

In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), “Share-Based Payment,” (“SFAS No. 123R”). In April 2005, the SEC adopted a new rule that amends the effective date of SFAS No. 123R. Under the new rule, the Company must adopt SFAS No. 123R effective January 1, 2006. This statement requires that the costs of employee share-based payments be measured at fair value on the awards’ grant date and be recognized in the financial statements over the requisite service period. SFAS No. 123R supersedes APB 25 and its related interpretations, and eliminates the alternative to use APB 25’s intrinsic value method of accounting, which we are currently using. Additionally, SFAS No. 123R amends SFAS No. 95, “Statement of Cash Flows,” to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid.

SFAS No. 123R allows for two alternative transition methods. The first method is the modified prospective application whereby compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date will be recognized over the remaining service period. The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for pro forma disclosures under SFAS No. 123, as originally issued. All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of SFAS No. 123R. The second method is the modified

Notes to audited consolidated financial statements

retrospective application, which requires that the Company restates prior period financial statements. The modified retrospective application may be applied either to all prior periods or only to prior interim periods in the year of adoption of this statement. The Company is currently determining which transition method it will adopt and does not expect the adoption of SFAS No. 123R to have a material impact on its financial position, results of operations, EPS or cash flows.

3.    Earnings Per Share

Basic earnings per share (EPS) excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential reduction in EPS that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. EPS under the basic and diluted computation are as follows:

	Year ended December 31,		Mar. 19, 2002 (inception) to Dec. 31, 2002
	2004	2003
Net income (loss)	$10,864	$(1,063)	$(4,166)
Dividends accrued on 8% preferred stock	(931)	(1,066)	(646)

Net income (loss) attributable to common stockholders	$9,933	$(2,129)	$(4,812)

Weighted average common shares outstanding basic	12,820	11,871	11,803
Weighted average common stock equivalents	945	—	—

Weighted average common shares outstanding diluted	13,765	11,871	11,803

Basic net income (loss) attributable to common stockholders per share	$0.77	$(0.18)	$(0.41)

Diluted net income (loss) attributable to common stockholders per share	$0.72	$(0.18)	$(0.41)

Prior to the redemption of the 8% preferred stock in 2004, the 8% preferred stockholders participated in any dividends paid to common stockholders on an as converted basis using the current period estimated fair market value of a share of common stock. Net loss is not allocated to preferred stockholders.

The computation of diluted EPS for the period from March 19, 2002 (inception) to December 31, 2002 excluded outstanding stock options of 842,826 because the strike prices for those securities were equal to the estimated average market price of the common shares. The computation of diluted EPS for the year ended December 31, 2003 excluded 1,599,185 outstanding stock options because the effect of these securities would have been anti-dilutive as the Company incurred a net loss for the year.

4.    Restructuring Charges

In March 2004, the Company incurred a $2.1 million pre-tax restructuring charge associated with the closing of two offices. The charge included approximately $2.0 million for severance payments, which were paid by April 30, 2004, and $0.1 million for office lease payments, which were paid by August 31, 2004.

In September 2004, the Company decided to eliminate a service offering of a practice area in the operational consulting segment that was not meeting its expectations and recorded a pre-tax restructuring charge of $1.3 million in the third quarter of 2004. As of December 31, 2004, the Company has substantially utilized the restructuring reserve through cash payments for severance.

Notes to audited consolidated financial statements

5.    Property and Equipment

Property and equipment at December 31, 2004 and 2003, are detailed below:

	December 31,
	2004	2003
Computers, related equipment and software	$5,746	$3,944
Furniture and fixtures	2,925	1,021
Leasehold improvements	4,520	1,525

Property and equipment	13,191	6,490
Accumulated depreciation and amortization	(4,216)	(1,992)

Property and equipment, net	$8,975	$4,498

6.    Intangible Assets

During 2002, the Company obtained a release of certain employees from non-competition agreements with Arthur Andersen LLP, their former employer, in exchange for a payment of $5.5 million and the assumption of certain related liabilities in the amount of $0.8 million. The Company estimates that the value received as a result of the employees’ release from these agreements has a useful life of eighteen months, the length of the restrictive covenants in the agreements with Arthur Andersen LLP.

Aggregate amortization expense for the year ended December 31, 2003 and the period from March 19, 2002 (inception) to December 31, 2002 was $3.7 million and $2.6 million, respectively. The remaining net book value of the intangible asset was fully amortized during the year ended December 31, 2003.

7.    Employee Benefit Plan

The Company sponsors a qualified defined contribution 401(k) plan covering substantially all of its employees. Under the plan, employees are entitled to make pre-tax contributions. The Company matches an amount equal to the employees’ contributions up to 6% of the employees’ salaries. The Company’s matching contributions for the years ended December 31, 2004, 2003 and the period from March 19, 2002 (inception) to December 31, 2002 were $3.3 million, $2.3 million and $0.9 million, respectively.

8.    Notes Payable to HCG Holdings LLC

At various times during 2002, the Company entered into promissory note agreements with HCG Holdings LLC. The total principal amount borrowed under the promissory note agreements as of December 31, 2003 was $10.1 million. Interest accrued daily on the promissory notes at a rate of 8% per year and aggregated $0.8 million at December 31, 2003.

Upon the consummation of the IPO on October 18, 2004, the Company used $10.7 million of the net proceeds from the IPO to repay its notes payable to HCG Holdings LLC, including accrued and unpaid interest of $0.6 million.

9.    Line of Credit and Guarantee

Huron Consulting Services LLC had a bank credit agreement that expired on February 10, 2005 that allowed it to borrow up to the lesser of $15.0 million or the sum of (a) 75% of eligible accounts receivable and (b) the lesser of 30% of unbilled services and $3.0 million. Borrowings under the agreement were limited by any outstanding letters of credit. Borrowings bore interest at either the prime

Notes to audited consolidated financial statements

rate or LIBOR, rounded up to the nearest whole percentage, plus 2.75%, and were secured by substantially all of Huron Consulting Services LLC’s assets. The borrowing facility was unused as of December 31, 2004 and 2003. At both December 31, 2004 and 2003, Huron Consulting Services LLC was in compliance with or obtained waivers for its debt covenants.

Prior to the expiration of the bank credit agreement described above, the Company established a new facility. The new bank credit agreement, expiring on February 10, 2006, allows the Company to borrow up to the lesser of $25.0 million or the sum of (a) 85% of eligible accounts receivable and (b) the lesser of 40% of unbilled services and $5.0 million. Borrowings under the agreement will be limited by any outstanding letters of credit, will bear interest at LIBOR plus 1.75%, and will be secured by substantially all of the Company’s assets. The bank credit agreement includes covenants for minimum equity and maximum annual capital expenditures, as well as covenants restricting the Company’s ability to incur additional indebtedness or engage in certain types of transactions outside of the ordinary course of business.

Guarantees in the form of letters of credit of $1.7 million and $1.0 million were outstanding at December 31, 2004 and 2003, respectively, to support certain office lease obligations.

10.    Capital Structure and Initial Public Offering

Prior to its IPO, the Company’s capital structure consisted of 8% preferred stock, preferred stock and Class A and Class B common stock.

8% Preferred Stock

The 8% preferred stock had a stated value of $1,000 per share and accrued dividends on a daily basis, compounded annually, at the rate of 8% per annum on the stated value. Between April and June 2002, in connection with the Company’s initial capitalization, the Company issued to HCG Holdings LLC an aggregate of 12,500 shares of the Company’s 8% preferred stock for an aggregate consideration of $12.5 million. Upon the consummation of the Company’s IPO on October 18, 2004, the Company used $15.1 million of the IPO proceeds to redeem all outstanding 8% preferred stock, plus cumulative dividends and a liquidation participation amount totaling $2.6 million.

Preferred Stock

The Company is expressly authorized to issue up to 50,000,000 shares of preferred stock. The Company’s certificate of incorporation authorizes the Company’s board of directors, without any further stockholder action or approval, to issue these shares in one or more classes or series, to establish from time to time the number of shares to be included in each class or series, and to fix the rights, preferences and privileges of the shares of each wholly unissued class or series and any of its qualifications, limitations or restrictions. As of December 31, 2004 and 2003, no such preferred stock have been approved or issued.

Common Stock

Prior to the IPO, the Company had issued and outstanding Class A voting and Class B nonvoting common stock. Pursuant to the terms of the Company’s certificate of incorporation, each share of the Company’s Class B common stock was automatically converted into one share of Class A common stock immediately prior to the consummation of the IPO and the Company’s Class A common stock was renamed to “common stock.”

The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Subject to the rights and preferences of the holders of any series of

Notes to audited consolidated financial statements

preferred stock that may at the time be outstanding, holders of common stock are entitled to such dividends as the Company’s board of directors may declare. In the event of any liquidation, dissolution or winding-up of the Company’s affairs, after payment of all of the Company’s debts and liabilities and subject to the rights and preferences of the holders of any series of preferred stock that may at the time be outstanding, holders of common stock will be entitled to receive the distribution of any of the Company’s remaining assets.

Dividends

On May 12, 2004, the Company declared a special dividend for each outstanding share of common stock and 8% preferred stock payable to holders of record on May 25, 2004. The 8% preferred stock participated on an as converted basis. The aggregate amount of the dividend was $1.3 million, or $0.09 per share of common stock and $9.64 per share of 8% preferred stock, and was paid on June 29, 2004.

Initial Public Offering

On October 18, 2004, the Company completed its IPO. In the IPO, the Company sold 3,333,333 shares of common stock and a selling stockholder, HCG Holdings LLC, sold 1,666,667 shares of common stock at an offering price of $15.50 per share. On October 22, 2004, the underwriters exercised in full their over-allotment option to purchase an additional 750,000 shares of common stock from the selling stockholder. The IPO generated gross proceeds to the Company of $51.7 million, or $48.0 million net of underwriting discounts. The Company did not receive any proceeds from the shares sold by the selling stockholder.

11.    Equity Incentive Plans

In 2002, the Huron Consulting Group Inc. 2002 Equity Incentive Plan and the Huron Consulting Group Inc. 2002 Equity Incentive Plan (California) were established pursuant to which up to 1,316,740 Class B non-voting and 108,696 Class A voting shares, respectively, may be granted. In 2003, the Huron Consulting Group Inc. 2003 Equity Incentive Plan was established pursuant to which up to 1,377,392 Class B non-voting shares may be granted.

Prior to the completion of the IPO, the Huron Consulting Group Inc. 2004 Omnibus Stock Plan (the “Omnibus Plan”) was established. The plans described in the paragraph above were terminated and no further awards will be granted under these plans. The Omnibus Plan provides for the issuance of stock options and other equity-based awards valued in whole or in part by reference to, or otherwise based on, the Company’s common stock. A total of 2,141,000 shares of common stock are reserved for issuance under the Omnibus Plan, of which 1,194,088 remain available for future issuance at December 31, 2004. Subject to acceleration under certain conditions, stock options generally vest annually, pro rata over 4 years. All options expire ten years after the grant date.

Notes to audited consolidated financial statements

The stock option activity under the Company’s various equity incentive plans is as follows (number of options in thousands):

	2004		2003		2002
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	1,599	$0.36	843	$0.02	—	$—
Granted:
Exercise price = fair market value	127	15.50	935	0.60	856	0.02
Exercise price < fair market value	422	1.96	—	—	—	—
Exercised	(246)	0.22	(161)	0.02	—	—
Canceled	(237)	0.85	(18)	0.18	(13)	0.02

Outstanding, end of year	1,665	$1.86	1,599	$0.36	843	$0.02

Exercisable, end of year	614	$0.58	47	$0.02	—	$—

Weighted average fair value of options granted during the year:
Exercise price = fair market value	$7.34		$0.69		$—
Exercise price < fair market value	$6.50		$—		$—

The fair value of each stock option is estimated (on the date of grant) based on the Black-Scholes option-pricing model with the following weighted average assumptions:

	December 31,
	2004	2003	2002
Expected dividend yield	0%	0%	0%
Expected volatility	12%	1%	1%
Risk-free interest rate	2.6%	2.3%	3.3%
Expected option life (in years)	4	4	5

Options outstanding and exercisable at December 31, 2004 are as follows (number of options in thousands):

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (in years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$0.00 to $0.02	571	7.8	$0.02	492	$0.02
$0.03 to $0.85	593	8.5	$0.69	105	$0.74
$0.86 to $1.96	375	9.1	$1.96	—	—
$1.97 to $15.50	126	9.7	$15.50	17	$15.50

Total	1,665	8.5	$1.86	614	$0.58

The Company’s Omnibus Plan also provides for granting restricted stock awards to certain employees and officers. Restricted stock awards are restricted from sale and generally vest over a three-year or four-year period. On October 12, 2004, immediately prior to the IPO, the Company granted a total of 767,700 shares of restricted common stock to certain employees and officers. On November 2, 2004, the Company granted an additional 68,850 shares of restricted common stock. Total compensation expense

Notes to audited consolidated financial statements

relating to these restricted common stock awards of $13.2 million, which is based on the market value of the shares awarded at the date of grant, will be amortized on a straight-line basis over the vesting period. For the year ended December 31, 2004, amortization expense relating to these restricted common stock awards totaled $0.7 million.

12.    Income Taxes

The income tax expense (benefit) for the years ended December 31, 2004 and 2003 and for the period from March 19, 2002 (inception) to December 31, 2002 consists of the following:

	Year ended December 31,		Mar. 31, 2002 (inception) to Dec. 31, 2002
	2004	2003
Current:
Federal	$9,592	$1,139	$—
State	2,647	307	13

Total current	12,239	1,446	13

Deferred:
Federal	(3,162)	(1,256)	(2,171)
State	(949)	(312)	(539)

Total deferred	(4,111)	(1,568)	(2,710)

Income tax expense (benefit)	$8,128	$(122)	$(2,697)

A reconciliation of the U.S. statutory income tax rate to the Company’s effective tax rate is as follows. The 2003 tax rate effects of meals and entertainment and other non-deductible items are due to the ratio of non-deductible expense relative to the pretax loss for the year. Other non-deductible items include taxes not deductible for federal income tax purposes.

	Year ended December 31,		Mar. 19, 2002 (inception) to Dec. 31,
	2004	2003
Percent of pretax income:
At U.S. statutory tax rate expense (benefit)	35.0%	(35.0)%	(35.0)%
State income taxes	5.2	(5.2)	(5.1)
Meals and entertainment	2.5	17.9	0.8
Other non-deductible items	0.1	12.0	—

Effective income tax expense (benefit) rate	42.8%	(10.3)%	(39.3)%

Notes to audited consolidated financial statements

Deferred tax assets at December 31, 2004 and 2003 consist of the following:

	Year ended December 31,
	2004	2003
Deferred tax assets:
Accrued payroll and other liabilities	$4,757	$1,144
Amortization of intangibles	2,064	2,283
Revenue recognition	1,787	720
Deferred lease incentives	1,374	69
Stock-based compensation	537	—
Net operating loss carryforward	194	408
Other	61	87

Total deferred assets	10,774	4,711

Deferred tax liabilities:
Property and equipment	(967)	(300)
Prepaid expenses	(438)	(132)

Total deferred liabilities	(1,405)	(432)

Net deferred tax asset	$9,369	$4,279

At December 31, 2004, the Company had a net operating loss carryforward for U.S. federal income tax purposes of approximately $0.5 million that begins to expire in 2023. The income tax loss carryforward may be subject to certain limitations based upon changes in ownership that could impair the ability to utilize the benefits of this loss in the future. Although realization of the net deferred tax asset is not assured, management believes, based upon current estimates, that it is more likely than not that all of the net deferred tax assets will be realized. Accordingly, the Company determined that no valuation allowance against deferred tax assets at December 31, 2004 and 2003 was necessary.

13.    Related Party Transactions

On April 23, 2002, HCG Holdings LLC, on behalf of the Company, entered into an agreement with Lake Capital Management LLC, a related party, under which Lake Capital Management LLC agreed to provide certain management services to the Company in exchange for a $1.5 million payment. The Company paid an additional $1.0 million fee upon termination of the agreement in July 2002. Lake Capital Management LLC is an interest holder of HCG Holdings LLC.

In connection with an Advisory Services Agreement, dated April 23, 2002, between HCG Holdings LLC, on behalf of the Company, and PPM America Private Equity Fund, L.P., or PPM LP, a member of HCG Holdings LLC, the Company paid PPM LP $0.3 million for certain advisory services. The advisory services agreement was terminated in July 2002.

14.    Commitments and Contingencies

Litigation

From time to time, the Company is involved in various legal matters arising out of the ordinary course of business. Although the outcome of these matters cannot presently be determined, in the opinion of management, disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

Notes to audited consolidated financial statements

Lease Commitments

The Company leases office space and certain equipment under noncancelable operating lease arrangements, expiring on various dates through 2014, with various renewal options. The Company’s principal executive offices located in Chicago, Illinois are under a lease that expires in September 2014, with two five-year renewal options, and accounts for approximately 70% of the Company’s future minimum rental commitments. Office facilities under operating leases include fixed or minimum payments plus, in some cases, scheduled base rent increases over the term of the lease. Certain leases provide for monthly payments of real estate taxes, insurance and other operating expenses applicable to the property. Some of the leases contain provisions whereby the future rental payments may be adjusted for increases in operating expenses above the specified amount. Rental expense, including operating costs and taxes, for the period from March 19, 2002 (inception) to December 31, 2002 and the years ended December 31, 2003 and 2004 was $1.2 million, $3.0 million and $4.1 million, respectively. Future minimum rental commitments under non-cancelable operating leases and sublease income as of December 31, 2004, are as follows:

	Minimum Rental Commitment	Sublease Income
2005	$4,461	$268
2006	4,419	299
2007	4,730	182
2008	4,380
2009	4,288
Thereafter	14,601

Total	$36,879	$749

15.    Segment Information

Segments are defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” as components of a company in which separate financial information is available and is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.

The Company provides services through two segments: Financial Consulting and Operational Consulting. The Financial Consulting segment provides services that help clients effectively address complex challenges that arise from litigation, disputes, investigations, regulation, financial distress and other sources of significant conflict or change. The Operational Consulting segment provides services that help clients improve the overall efficiency and effectiveness of their operations by enhancing revenue, reducing costs, managing regulatory compliance and maximizing procurement efficiency.

Effective January 1, 2005, the Forensic Technology and Discovery Services group within the Financial Consulting segment was moved into the Operational Consulting segment to improve marketing synergies with the Legal Business Consulting practice. Previously reported segment information has been reclassified to reflect this change except for the year ended December 31, 2002 as the effect was immaterial. This reclassification had no impact on previously reported net income (loss).

Segment operating income consists of the revenues generated by a segment, less the direct costs of revenue and selling, general and administrative costs that are incurred directly by the segment. Unallocated corporate costs include costs related to administrative functions that are performed in a centralized manner that are not attributable to a particular segment. These administrative function costs include costs for corporate office support, all office facility costs, costs relating to accounting and finance, human resources, legal, marketing, information technology and company-wide business development functions, as well as costs related to overall corporate management.

Notes to audited consolidated financial statements

The following table presents information about reported segments along with the items necessary to reconcile the segment information to the totals reported in the accompanying consolidated financial statements:

	Year ended December 31,		Mar. 19, 2002 (inception) to Dec. 31, 2002
	2004	2003
Financial Consulting:
Revenues	$92,378	$68,028	$22,400
Segment operating income	$34,365	$20,601	$3,912
Segment operating income as a percent of segment revenues	37.2%	30.3%	17.5%
Operational Consulting:
Revenues	$67,172	$33,458	$12,701
Segment operating income	$23,009	$6,793	$3,527
Segment operating income as a percent of segment revenues	34.3%	20.3%	27.8%
Total Company:
Revenues	$159,550	$101,486	$35,101
Reimbursable expenses	14,361	8,808	2,921

Total revenues and reimbursable expenses	$173,911	$110,294	$38,022

Statement of operations reconciliation:
Segment operating income	$57,374	$27,394	$7,439
Charges not allocated at the segment level:
Other selling, general and administrative expenses	31,417	20,601	7,206
Stock-based compensation expense	433	14	—
Depreciation and amortization expense	2,365	5,328	3,048
Restructuring charges	3,475	—	—
Loss on lease abandonment	—	1,668	—
Management and advisory fees paid to related parties and organization costs	—	—	3,715
Interest expense, net	692	856	332
Other (income) expense	—	112	1

Net income (loss) before provision (benefit) for income taxes	$18,992	$(1,185)	$(6,863)

Segment assets:
Financial Consulting	$18,921	$15,961	$8,727
Operational Consulting	13,659	7,103	3,837
Unallocated assets	50,639	16,825	14,019

Total assets	$83,219	$39,889	$26,583

All long-lived assets are in the United States. During 2004, 2003 and 2002, no client in either segment accounted for 10% or more of total revenues of the Company.

Notes to audited consolidated financial statements

16.    Valuation and Qualifying Accounts

The following summarizes the activity of the allowance for doubtful accounts and unbilled services:

	Beginning balance	Additions charged to income	Deductions*	Ending balance
Period from March 19, 2002 (inception) to December 31, 2002:
Allowance for doubtful accounts and unbilled services	$—	841	459	$382
Year ended December 31, 2003:
Allowance for doubtful accounts and unbilled services	$382	5,335	3,925	$1,792
Year ended December 31, 2004:
Allowance for doubtful accounts and unbilled services	$1,792	9,051	7,178	$3,665

*	Deductions include write-offs of accounts receivable, fee adjustments related to estimated overruns on fixed and capped fee engagements and other discretionary pricing adjustments.

17.    Selected Quarterly Financial Data (unaudited)

	Quarter Ended
2004	Mar. 31,	Jun. 30,	Sep. 30	Dec. 31
Revenues	$40,101	$41,503	$37,109	$40,837
Reimbursable expenses	3,443	3,647	3,225	4,046
Total revenues and reimbursable expenses	43,544	45,150	40,334	44,883
Gross profit	15,153	18,885	14,762	17,582
Operating income	4,253	8,731	2,135	4,565
Net income attributable to common stockholders	2,074	4,600	811	2,448
Net income attributable to common stockholders per share*:
Basic	$0.16	$0.35	$0.06	$0.16
Diluted	$0.15	$0.32	$0.06	$0.15
Weighted average shares used in calculating net income attributable to common stockholders per share*:
Basic	11,974	12,050	12,180	15,061
Diluted	12,747	13,044	13,149	16,101

	Quarter Ended
2003	Mar. 31,	Jun. 30,	Sep. 30	Dec. 31
Revenues	$23,212	$23,711	$25,549	$29,014
Reimbursable expenses	2,069	1,837	2,105	2,797
Total revenues and reimbursable expenses	25,281	25,548	27,654	31,811
Gross profit	9,631	7,961	6,461	7,911
Operating income (loss)	3,515	326	(3,315)	(743)
Net income (loss) attributable to common stockholders	1,688	(344)	(2,440)	(1,033)
Net income (loss) attributable to common stockholders per share*:
Basic	$—	$(0.03)	$(0.20)	$(0.09)
Diluted	$—	$(0.03)	$(0.20)	$(0.09)
Weighted average shares used in calculating net income (loss) attributable to common stockholders per share*:
Basic	11,803	11,809	11,927	11,946
Diluted	11,803	11,809	11,927	11,946

*	Adjusted to reflect a 1 for 2.3 reverse stock spilt effected on October 5, 2004.

Huron Consulting Group Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	September 30, 2005 (Unaudited)	December 31, 2004 (Audited)
Assets
Current assets:
Cash and cash equivalents	$21,875	$28,092
Receivables from clients, net	27,388	21,750
Unbilled services, net	20,850	10,830
Income tax receivable	682	494
Deferred income taxes	10,030	7,919
Other current assets	3,933	3,053

Total current assets	84,758	72,138
Property and equipment, net	11,855	8,975
Deferred income taxes	2,855	1,450
Deposits	541	656
Intangible assets, net	756	—
Goodwill	14,637	—

Total assets	$115,402	$83,219

Liabilities and stockholders’ equity
Current liabilities:
Accounts payable	$3,011	$2,809
Accrued expenses	4,173	2,384
Accrued payroll and related benefits	24,607	20,494
Income tax payable	335	950
Deferred revenue	5,291	2,603
Current portion of notes payable	1,000	—

Total current liabilities	38,417	29,240
Non-current liabilities:
Accrued expenses	353	598
Deferred lease incentives	5,025	4,148
Notes payable, net of current portion	2,000	—

Total non-current liabilities	7,378	4,746
Commitments and contingencies	—	—
Stockholders’ equity
Common stock; $0.01 par value; 500,000,000 shares authorized; 17,276,585 shares issued at September 30, 2005 and 16,364,574 shares issued and outstanding at December 31, 2004	173	164
Treasury stock, 62,150 shares at September 30, 2005, at cost	(1,044)	—
Additional paid-in capital	76,172	59,608
Deferred stock-based compensation	(20,686)	(12,281)
Retained earnings	14,992	1,742

Total stockholders’ equity	69,607	49,233

Total liabilities and stockholders’ equity	$115,402	$83,219

The accompanying notes are an integral part of the unaudited consolidated financial statements.

Huron Consulting Group Inc.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Nine Months Ended September 30,
	2005	2004
Revenues and reimbursable expenses:
Revenues	$151,586	$118,713
Reimbursable expenses	13,901	10,315

Total revenues and reimbursable expenses	165,487	129,028
Direct costs and reimbursable expenses (exclusive of depreciation and amortization shown in operating expenses):
Direct costs	81,653	69,672
Stock-based compensation expense	3,641	330
Intangible assets amortization	1,067	—
Reimbursable expenses	14,065	10,226

Total direct costs and reimbursable expenses	100,426	80,228

Operating expenses:
Selling, general and administrative	36,251	28,411
Stock-based compensation expense	1,352	113
Depreciation and amortization	3,861	1,682
Restructuring charges	—	3,475

Total operating expenses	41,464	33,681

Operating income (loss)	23,597	15,119
Other (income) expense:
Interest (income) expense, net	(313)	735
Other income	36	—

Total other (income) expenses	(277)	735

Income before provision for income taxes	23,874	14,384
Provision for income taxes	10,624	6,042

Net income	13,250	8,342
Accrued dividends on 8% preferred stock	—	857

Net income attributable to common stockholders	$13,250	$7,485

Net income attributable to common stockholders per share:
Basic	$0.85	$0.57
Diluted	$0.79	$0.53
Weighted average shares used in calculating net income attributable to common stockholders per share:
Basic	15,657	12,068
Diluted	16,801	13,045

The accompanying notes are an integral part of the unaudited consolidated financial statements.

Huron Consulting Group Inc.

UNAUDITED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(In thousands, except share and per share amounts)

	Common Stock		Treasury Stock	Additional Paid-In Capital	Deferred Stock-based Compensation	Retained Earnings (Deficit)	Stockholders’ Equity (Deficit)
	Shares	Amount
Balance at December 31, 2004	16,364,574	$164	$—	$59,608	$(12,281)	$1,742	$49,233
Net income	—	—	—	—	—	13,250	13,250
Issuance of common stock in connection with:
Restricted stock awards, net of cancellations	645,897	6	(1,044)	13,761	(12,723)	—	—
Exercise of stock options	266,222	3	—	134	—	—	137
Stock-based compensation	—	—	—	675	4,318	—	4,993
Income tax benefit on stock-based compensation	—	—	—	1,969	—	—	1,969
Refund of initial public offering costs	—	—	—	25	—	—	25

Balance at September 30, 2005	17,276,693	$173	$(1,044)	$76,172	$(20,686)	$14,992	$69,607

The accompanying notes are an integral part of the unaudited consolidated financial statements.

Huron Consulting Group Inc.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Nine Months Ended September 30,
	2005	2004
Cash flows from operating activities:
Net income	$13,250	$8,342
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,928	1,682
Deferred income taxes	(3,516)	(853)
Stock-based compensation expense	4,993	443
Tax benefit from stock-based compensation	1,969	804
Allowances for doubtful accounts and unbilled services	513	1,197
Loss on sale of property and equipment	39	—
Changes in operating assets and liabilities:
Increase in receivables from clients	(4,828)	(4,711)
Increase in unbilled services	(11,096)	(4,069)
(Increase) decrease in income tax receivable	(188)	575
Increase in other current assets	(626)	(3,459)
Decrease in deposits	117	25
Increase in accounts payable and accrued expenses	1,150	2,971
Increase in accrued payroll and related benefits	4,113	4,537
Decrease in income tax payable	(615)	—
Decrease in interest payable to HCG Holdings LLC	—	(211)
Increase (decrease) in deferred revenue	1,854	(17)

Net cash provided by operating activities	12,057	7,256

Cash flows from investing activities:
Purchase of property and equipment, net	(5,986)	(4,376)
Purchase of business, net of cash acquired	(12,450)	—

Net cash used in investing activities	(18,436)	(4,376)

Cash flows from financing activities:
Proceeds from exercise of stock options	137	41
Refund of initial public offering costs	25	—
Proceeds from borrowings under line of credit	—	37,200
Repayments on line of credit	—	(37,200)
Dividends paid	—	(1,250)

Net cash provided by (used in) financing activities	162	(1,209)

Net (decrease) increase in cash and cash equivalents	(6,217)	1,671

Cash and cash equivalents:
Beginning of the period	28,092	4,251

End of the period	$21,875	$5,922

Noncash transaction:
Issuance of notes payable for purchase of business	$3,000	$—
Accrued dividends on 8% preferred stock	$—	$857

Supplemental disclosure of cash flow information:
Cash paid for interest	$69	$380
Cash paid for taxes	$12,974	$3,723

The accompanying notes are an integral part of the unaudited consolidated financial statements

Notes to unaudited consolidated financial statements

(Tabular amounts in thousands, except per share amounts)

1.    Description of Business

Huron Consulting Group Inc. was formed on March 19, 2002. Huron Consulting Group Inc., together with its wholly owned subsidiaries, Huron Consulting Services LLC and Speltz & Weis LLC, (the “Company”), is an independent provider of financial and operational consulting services, whose clients include Fortune 500 companies, medium-sized businesses, leading academic institutions, healthcare organizations and the law firms that represent these various organizations. The majority of the issued and outstanding common stock of the Company is held by HCG Holdings LLC.

2.    Basis of Presentation

The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission (“SEC”). In the opinion of management, these financial statements reflect all adjustments of a normal, recurring nature necessary for the fair presentation of the Company’s financial position, results of operations and cash flows for the interim periods presented in conformity with accounting principles generally accepted in the United States of America. These financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 2004 included elsewhere in this prospectus. The Company’s results for any interim period are not necessarily indicative of results for a full year or any other interim period.

3.    New Accounting Pronouncement

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), “Share-Based Payment,” (“SFAS No. 123R”). In April 2005, the SEC adopted a new rule that amends the effective date of SFAS No. 123R. Under the new rule, the Company must adopt SFAS No. 123R effective January 1, 2006. This statement requires that the costs of employee share-based payments be measured at fair value on the awards’ grant date and be recognized in the financial statements over the requisite service period. SFAS No. 123R supersedes Accounting Principles Board Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and its related interpretations, and eliminates the alternative to use APB 25’s intrinsic value method of accounting, which the Company is currently using. Additionally, SFAS No. 123R amends SFAS No. 95, “Statement of Cash Flows,” to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid.

SFAS No. 123R allows for two alternative transition methods. The first method is the modified prospective application whereby compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date will be recognized over the remaining service period. The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for pro forma disclosures under SFAS No. 123, as originally issued. All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of SFAS No. 123R. The second method is the modified retrospective application, which requires that the Company restate prior period financial statements. The Company will adopt the modified prospective transition method and does not expect the adoption of SFAS No. 123R to have a material impact on its financial position, results of operations, earnings per share or cash flows.

Notes to unaudited consolidated financial statements

4.    Stock-based Compensation

The Company accounts for stock-based compensation using the intrinsic value method prescribed in APB 25 and related interpretations and elects the disclosure option of SFAS No. 123 as amended by SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 123 requires that companies either recognize compensation expense for grants of stock, stock options and other equity instruments based on fair value, or provide pro forma disclosure of net income and earnings per share in the notes to the financial statements. Accordingly, the Company has measured compensation expense for stock options as the excess, if any, of the estimated fair market value of the Company’s stock at the date of grant over the exercise price.

The following table details the effect on net income attributable to common stockholders and net income attributable to common stockholders per share if compensation expense for the stock plans had been recorded based on the fair value method under SFAS No. 123.

	Nine Months Ended September 30,
	2005	2004
Net income attributable to common stockholders	$13,250	$7,485
Add: Total stock-based employee compensation expense included in reported net income, net of related tax benefits	2,948	257
Deduct: Total stock-based employee compensation expense determined under the fair market value method for all awards, net of related tax effects	(3,082)	(275)

Pro forma net income attributable to common stockholders	$13,116	$7,467

Earnings per share:
Basic—as reported	$0.85	$0.57
Basic—pro forma	$0.84	$0.57
Diluted—as reported	$0.79	$0.53
Diluted—pro forma	$0.78	$0.53

The Company also grants restricted stock awards to certain employees and officers. Expense relating to restricted stock awards is amortized on a straight-line basis over the vesting period. Restricted stock information is as follows:

Nine Months Ended September 30, 2005
Restricted shares granted (in thousands)	646
Weighted-average market price of shares granted	$21.41
Restricted shares outstanding (at period end, in thousands)	1,405
Restricted shares amortization expense	$4,318

5.    Business Combination

On May 5, 2005, Huron Consulting Group Inc. entered into a Membership Interest Purchase and Sale Agreement to acquire 100% of the outstanding membership interests of Speltz & Weis LLC. The acquisition was consummated on May 9, 2005. The results of Speltz & Weis LLC’s operations have been included within the Financial Consulting segment since that date. Speltz & Weis LLC is a specialized consulting firm that consisted of 26 consultants. With the acquisition of Speltz & Weis LLC, the Company provides interim management, organizational renewal and turnaround services, and other crisis management services to distressed hospitals and other healthcare facilities.

Notes to unaudited consolidated financial statements

The aggregate purchase price of the acquisition was $17.2 million, which consisted of $14.0 million cash paid at closing, notes payable totaling $3.0 million payable in three equal annual installments of $1.0 million (together with accrued interest at 4% per annum) beginning on May 8, 2006, and $0.2 million of transaction costs. Additional purchase consideration may be payable based on the performance of Speltz & Weis LLC during the three-year period beginning June 1, 2005 and ending May 30, 2008. Such amounts will be recorded as an adjustment to goodwill if payable. Also, additional payments may be made based on the amount of revenues the Company receives from certain referrals made by Speltz & Weis LLC employees. Such amounts will be recorded as an expense if payable.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

May 9, 2005
Assets Acquired:
Current assets	$2,291
Equipment	16
Intangible assets	2,600
Goodwill	14,637

19,544
Liabilities Assumed:
Current liabilities	2,307

Net Assets Acquired	$17,237

The $14.6 million of goodwill, which the Company intends to deduct for income tax purposes, was assigned to the Financial Consulting and Operational Consulting segments as described in note 6 below.

The $2.6 million of acquired intangible assets have a weighted-average useful life of approximately 10.2 months, which consisted of customer contracts of $1.9 million (8.4 months weighted-average useful life) and customer relationships of $0.7 million (15.1 months weighted-average useful life). The Company assigned relatively short lives to the customer contracts and customer relationships due to the short-term nature of the services and relationships provided under these contracts, which primarily consist of interim management services. During the third quarter of 2005, the Company wrote off a portion of the intangible assets pertaining to a customer contract as described in note 12 below.

The following unaudited pro forma financial data gives effect to the acquisition of Speltz & Weis LLC as if it had been completed at the beginning of the period. This unaudited pro forma financial data is not necessarily indicative of the operating results that would have been achieved if the acquisition had occurred on the dates indicated, nor are they necessarily indicative of future results.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005 Actual	2004 Pro Forma	2005 Pro Forma	2004 Pro Forma
Revenues, net of reimbursable expenses	$54,309	$42,493	$159,867	$131,782
Operating income	$7,218	$3,197	$24,465	$16,754
Income before provision for income taxes	$7,265	$2,951	$24,705	$15,938
Net income attributable to common stockholders	$3,766	$1,313	$13,621	$8,170
Net income attributable to common stockholders per share:
Basic	$0.24	$0.10	$0.87	$0.62
Diluted	$0.22	$0.09	$0.81	$0.58

Notes to unaudited consolidated financial statements

6.    Goodwill and Intangible Assets

The carrying amount of goodwill at September 30, 2005 was $14.6 million, which resulted from the acquisition of Speltz & Weis LLC as discussed in note 5 above, and has been assigned to the Company’s segments as follows:

September 30, 2005
Financial Consulting	$11,739
Operational Consulting	2,898

Total	$14,637

Intangible assets as of September 30, 2005 consisted of the following:

	Gross Carrying Amount	Accumulated Amortization
Customer contracts	$1,900	$1,624
Customer relationships	700	220

Total	$2,600	$1,844

Intangible assets amortization expense was $1.8 million for the nine months ended September 30, 2005. Estimated intangible assets amortization expense is $2.1 million for 2005 and $0.5 million for 2006.

7.    Earnings Per Share

Basic earnings per share excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential reduction in earnings per share that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Earnings per share under the basic and diluted computation are as follows:

	Nine Months Ended September 30,
	2005	2004
Net income	$13,250	$8,342
Dividends accrued on 8% preferred stock	—	(857)
Amount allocated to preferred stockholders	—	(607)

Net income attributable to common stockholders	$13,250	$6,878

Weighted average common shares outstanding—basic	15,657	12,068
Weighted average common stock equivalents	1,144	977

Weighted average common shares outstanding—diluted	16,801	13,045

Basic net income attributable to common stockholders per share	$0.85	$0.57

Diluted net income attributable to common stockholders per share	$0.79	$0.53

Prior to the redemption of the 8% preferred stock in October 2004, the 8% preferred stockholders participated in any dividends paid to common stockholders on an as converted basis using the current period estimated fair market value of a share of common stock. There were no anti-dilutive securities for the nine months ended September 30, 2005 and 2004.

Notes to unaudited consolidated financial statements

8.    Restructuring Charges

In March 2004, the Company incurred a $2.1 million pre-tax restructuring charge associated with the closing of two offices. The charge included approximately $2.0 million for severance payments, which were paid by April 30, 2004, and $0.1 million for office lease payments, which were paid by August 31, 2004.

In September 2004, the Company decided to eliminate a service offering of a practice area in the Operational Consulting segment that was not meeting its expectations and recorded a pre-tax restructuring charge of $1.3 million in the third quarter of 2004. The Company has utilized the restructuring reserve through cash payments for severance.

9.    Line of Credit and Guarantee

The Company has a bank credit agreement, expiring on February 10, 2006, that allows it to borrow up to the lesser of $25.0 million or the sum of (a) 85% of eligible accounts receivable and (b) the lesser of 40% of unbilled services and $5.0 million. Borrowings under the agreement are limited by any outstanding letters of credit, bear interest at LIBOR plus 1.75%, and are secured by substantially all of the Company’s assets. The bank credit agreement includes covenants for minimum equity and maximum annual capital expenditures, as well as covenants restricting the Company’s ability to incur additional indebtedness or engage in certain types of transactions outside of the ordinary course of business. The Company had no borrowings outstanding under the bank credit agreement as of September 30, 2005. At September 30, 2005, the Company was in compliance with its debt covenants.

Guarantees in the form of letters of credit of $2.4 million were outstanding at September 30, 2005 to support certain office lease obligations.

10.    Commitments and Contingencies

From time to time, the Company is involved in various legal matters arising out of the ordinary course of business. Although the outcome of these matters cannot presently be determined, in the opinion of management, disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

11.    Segment Information

Segments are defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” as components of a company in which separate financial information is available and is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance.

The Company provides services through two segments: Financial Consulting and Operational Consulting. The Financial Consulting segment provides services that help clients effectively address complex challenges that arise from litigation, disputes, investigations, regulation, financial distress and other sources of significant conflict or change. The Operational Consulting segment provides services that help clients improve the overall efficiency and effectiveness of their operations by enhancing revenue, reducing costs, managing regulatory compliance and maximizing procurement efficiency.

Segment operating income consists of the revenues generated by a segment, less the direct costs of revenue and selling, general and administrative costs that are incurred directly by the segment. Unallocated corporate costs include costs related to administrative functions that are performed in a

Notes to unaudited consolidated financial statements

centralized manner that are not attributable to a particular segment. These administrative function costs include costs for corporate office support, all office facility costs, costs relating to accounting and finance, human resources, legal, marketing, information technology and company-wide business development functions, as well as costs related to overall corporate management.

The Company may reclassify certain revenues and expenses among the segments to align them with the changes in the Company’s internal organizational structure. Beginning January 1, 2005, the Forensic Technology and Discovery Services group was moved from the Financial Consulting segment to the Operational Consulting segment to improve marketing synergies with the Legal Business Consulting practice. Previously reported segment information has been reclassified to reflect this change. This reclassification had no effect on previously reported net income.

The following table presents information about reported segments along with the items necessary to reconcile the segment information to the totals reported in the accompanying consolidated financial statements:

	Nine Months Ended September 30,
	2005	2004
Financial Consulting:
Revenues	$87,702	$69,345
Segment operating income	$35,844	$25,590
Segment operating income as a percent of segment revenues	40.9%	36.9%
Operational Consulting:
Revenues	$63,884	$49,368
Segment operating income	$22,499	$16,781
Segment operating income as a percent of segment revenues	35.2%	34.0%
Total Company:
Revenues	$151,586	$118,713
Reimbursable expenses	13,901	10,315

Total revenues and reimbursable expenses	$165,487	$129,028

Statement of operations reconciliation:
Segment operating income	$58,343	$42,371
Charges not allocated at the segment level:
Other selling, general and administrative expenses	29,533	21,982
Stock-based compensation expense	1,352	113
Depreciation and amortization expense	3,861	1,682
Restructuring charges	—	3,475
Other (income) expense	(277)	735

Income before provision for income taxes	$23,874	$14,384

During the nine months ended September 30, 2005, one client generated 11.6%, or $17.6 million, of the Company’s consolidated revenues. Of the $17.6 million, $14.9 million was generated by the Financial Consulting segment and $2.7 million was generated by the Operational Consulting segment. This client’s total receivables and unbilled services balance at September 30, 2005 represented 10.2% of the Company’s total receivables and unbilled services balance.

Notes to unaudited consolidated financial statements

12.    Subsequent Event

On July 5, 2005, one of the Company’s clients filed for bankruptcy. Subsequent to the filing of the bankruptcy, the Company continued to provide interim management, revenue cycle management and strategic sourcing services under an engagement contract with the client. In addition, the Company continued to provide services pursuant to a separate engagement contract with the client’s bankruptcy counsel to assist with the bankruptcy process.

On October 21, 2005, the client filed an application with the Bankruptcy Court to authorize the retention of the Company during the bankruptcy process. In connection with the application, new financial terms and conditions of the engagement contracts, including billing terms and rates for the Company’s services, were negotiated and agreed to with the client and certain other interested parties retroactive to July 5, 2005 pursuant to a new engagement contract that superseded the original contracts. At a hearing held on October 28, 2005, the Bankruptcy Court approved on an interim basis the Company’s retention based on these agreed upon terms. On December 14, 2005, the Bankruptcy Court approved the Company’s retention on a permanent basis.

The accompanying unaudited consolidated financial statements reflect the effects of the new financial terms and conditions approved by the Bankruptcy Court. The effect of the change in financial terms was to reduce revenues before reimbursable expenses in the nine months ended September 30, 2005 by $1.2 million from the amounts provided for under the original terms of the interim management contract with the client.

Based on the projected cash flows under the new financial terms and conditions approved by the Bankruptcy Court, the intangible value that the Company assigned to the interim management contract in connection with the Speltz &Weis LLC acquisition has decreased. Accordingly, the Company wrote off the remaining carrying value of this contract in the third quarter of 2005. This charge, totaling $0.6 million, is included in “depreciation and amortization” on the Company’s consolidated statements of income and is attributable to the Financial Consulting segment.

The results for the nine months ended September 30, 2005 also reflect legal and related costs totaling approximately $0.4 million associated with the bankruptcy process.

Report of Independent Auditors

To the Members’ of Speltz & Weis LLC:

In our opinion, the accompanying balance sheet and the related statement of income, of members’ equity and of cash flows present fairly, in all material respects, the financial position of Speltz & Weis LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

Chicago, Illinois

July 15, 2005

Speltz & Weis LLC

BALANCE SHEETS

(In whole dollars)

	December 31, 2004	March 31, 2005
Assets		(unaudited	)
Current assets:
Cash and cash equivalents	$675,921	$1,664,690
Receivables from clients	—	38,009
Unbilled services	153,386	71,913
Prepaid expenses	11,416	—

Total current assets	840,723	1,774,612
Fixed assets, net	32,752	33,889

Total assets	$873,475	$1,808,501

Liabilities and members’ equity
Accounts payable	$169,046	$344,240
Accrued expenses	15,784	664,973
Deferred revenues	—	69,318
Retainers	24,866	25,500

Total liabilities	209,696	1,104,031
Contingencies	—	—
Members’ equity	663,779	704,470

Total liabilities and members’ equity	$873,475	$1,808,501

The accompanying notes are an integral part of the financial statements.

Speltz & Weis LLC

STATEMENTS OF INCOME

(In whole dollars)

	Year Ended December 31, 2004	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004
		(unaudited)	(unaudited)
Revenues and reimbursable expenses:
Revenues	$19,027,084	$6,469,307	$3,408,225
Reimbursable expenses	1,663,338	636,526	222,058

Total revenues and reimbursable expenses	20,690,422	7,105,833	3,630,283
Direct costs and reimbursable expenses:
Direct costs (exclusive of depreciation and amortization shown separately below)	13,040,854	4,836,067	2,060,404
Reimbursable expenses	1,663,338	636,526	222,058

Total direct costs and reimbursable expenses	14,704,192	5,472,593	2,282,462
Operating expenses:
Selling, general and administrative	311,010	10,443	24,007
Depreciation and amortization	6,604	753	—

Total operating expenses	317,614	11,196	24,007
Operating income	5,668,616	1,622,044	1,323,814
Interest income	15,615	5,869	723

Net income	$5,684,231	$1,627,913	$1,324,537

The accompanying notes are an integral part of the financial statements.

Speltz & Weis LLC

STATEMENTS OF MEMBERS’ EQUITY

(In whole dollars)

Members’ Equity
Balance at December 31, 2003	$388,265
Net income	5,684,231
Distributions to members	(5,408,717)

Balance at December 31, 2004	$663,779
Net income (unaudited)	1,627,913
Distributions to members (unaudited)	(1,587,222)

Balance at March 31, 2005 (unaudited)	$704,470

The accompanying notes are an integral part of the financial statements.

Speltz & Weis LLC

STATEMENTS OF CASH FLOWS

(In whole dollars)

	Year Ended December 31, 2004	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004
		(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	$5,684,231	$1,627,913	$1,324,537
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,604	753	—
Changes in operating assets and liabilities:
Decrease (increase) in receivables from clients	8,472	(38,009)	(360,706)
(Increase) decrease in unbilled services	(152,329)	81,473	(5,645)
(Increase) decrease in prepaid expenses	(11,416)	11,416	—
Increase in accounts payable	156,681	175,194	173,527
Increase in accrued expenses	14,727	649,189	13,456
(Decrease) increase in deferred revenues	(2,100)	69,318	123,174
Increase in retainers	23,366	634	34,000

Net cash provided by operating activities	5,728,236	2,577,881	1,302,343

Cash flows from investing activities:
Purchases of fixed assets	(18,458)	(1,890)	—

Net cash used in investing activities	(18,458)	(1,890)	—

Cash flows from financing activities:
Distributions to members	(5,408,717)	(1,587,222)	(16,102)

Net cash used in financing activities	(5,408,717)	(1,587,222)	(16,102)

Net increase in cash and cash equivalents	301,061	988,769	1,286,241
Cash and cash equivalents:
Beginning of the period	374,860	675,921	374,860

End of the period	$675,921	$1,664,690	$1,661,101

The accompanying notes are an integral part of the financial statements.

Notes to financial statements

1.    Description of Business

Speltz & Weis, LLC (the “Company”), a New Hampshire limited liability company formed in 2002, is a specialized consulting firm providing interim management and other crisis management services to the healthcare provider sector. The Company works to help hospitals and other healthcare facilities improve their financial, operational and market performance through organizational renewal.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements reflect the results of operations and cash flows for the year ended December 31, 2004 and the three months ended March 31, 2004 and 2005.

Interim Financial Information

The interim financial statements as of March 31, 2005 and for the three months ended March 31, 2004 and 2005 and the other information for this period disclosed in the notes to the financial statements are unaudited. In the opinion of management, the interim financial statements have been prepared on the same basis as the audited financial statements and reflect all adjustments (consisting only of normal recurring adjustments) necessary for the fair presentation of the interim results. The results of operations for the interim periods are not necessarily indicative of the results to be expected for any future periods.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts that are reported in the financial statements and accompanying disclosures. Actual results may differ from these estimates.

Revenue Recognition

The Company recognizes revenues in accordance with Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements,” as amended by SAB No. 104, “Revenue Recognition” when persuasive evidence of an arrangement exists, the related services are provided, the price is fixed and determinable and collectibility is reasonably assured. These services are rendered under arrangements that require the client to pay on a time-and-expense basis. Fees are based either on agreed upon fixed contract monthly rates or on the hours incurred at agreed-upon hourly rates and recognized as services are provided. Direct costs incurred on engagements are expensed in the period incurred.

Expense reimbursements that are billable to clients are included in total revenues and reimbursable expenses, and typically an equivalent amount of reimbursable expenses are included in total direct costs and reimbursable expenses. Reimbursable expenses are recognized as revenue in the period in which the expense is incurred.

Differences between the timing of billings and the recognition of revenue are recognized as unbilled services or deferred revenues. Revenues recognized for services performed but not yet billed to clients have been recorded as unbilled services in the accompanying balance sheet. Client prepayments are classified as deferred (i.e., unearned) revenues and recognized over future periods as earned in accordance with the applicable engagement agreement. There were no deferred revenues at December 31, 2004.

Notes to financial statements

Direct Costs and Reimbursable Expenses

Direct costs (exclusive of depreciation and amortization) and reimbursable expenses consists primarily of billable employee compensation and their related benefit costs, the cost of outside consultants or subcontractors assigned to revenue generating activities and direct expenses to be reimbursed by clients. Direct costs also reflect contractual compensation for members of the Company.

Allowances for Accounts Receivables and Unbilled Services

The Company typically bills its clients at the beginning of each month or week based on an estimated number of hours of services to be provided that month or week. Accounts receivable and unbilled services are valued at management’s estimate of the amount that will ultimately be collected. The Company had no accounts receivable at December 31, 2004 and no allowance was deemed necessary at both December 31, 2004 and March 31, 2005.

Customer Concentration

A small number of clients account for the Company’s revenues. During 2004, the Company had six clients of whom one generated $15.8 million, or 82.8%, of the Company’s revenues. This client generated $5.7 million, or 80.5%, of the Company’s revenues during the three months ended March 31, 2005 (unaudited).

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation and amortization totaling $6,604 at December 31, 2004. Fixed assets consist of computers and capitalized website development costs, which are depreciated on a straight-line basis over an estimated useful life of three years.

Retainers

Retainers represent cash received in advance from clients and not yet earned in accordance with client agreements. The liability is reduced by applying retainers to revenues as services are rendered.

Income Taxes

The Company is organized as a limited liability company whereby its taxable income is included with that of its members for purposes of determining federal, state and local income taxes. Therefore, no income tax expense has been recorded in the accompanying financial statements.

Fair Value of Financial Instruments

Cash and cash equivalents are stated at cost, which approximates fair market value. The carrying values for unbilled services, accounts payable and other accrued liabilities reasonably approximate fair market value due to the nature of the financial instrument and the short-term maturity of these items.

Segment Reporting

The Company operates under one segment that provides interim management and other crisis management services to the healthcare provider sector. Accordingly, segment information is not applicable.

3.    Members’ Equity

The Company is organized as a limited liability company. Under the terms of the limited liability agreement, the Company is authorized to establish a capital account for each member equal to the

Notes to financial statements

member’s initial capital contribution. The member’s capital account is adjusted by any additional contributions made by the member and the member’s share of the Company’s income. The amounts and timing of distributions, if any, are determined by joint agreement of the members.

4.    Contingencies

From time to time, the Company is involved in various legal matters arising out of the ordinary course of business. Although the outcome of these matters cannot presently be determined, in the opinion of management, disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

5.    Subsequent Events

On May 9, 2005, Huron Consulting Group Inc. (“Huron”) acquired all of the outstanding membership interests of the Company for $17.2 million, of which $14.0 million was paid in cash at closing and $3.0 million will be paid in three equal annual installments of $1.0 million (together with accrued interest at 4% per annum) beginning on May 8, 2006. In addition, Huron will pay the Company additional amounts based on certain performance targets in accordance with the Membership Interest Purchase and Sale Agreement.

The Company’s largest client filed for bankruptcy on July 5, 2005. A motion to allow the retention of the Company’s interim management team has been filed and is subject to acceptance by the bankruptcy court. If the retention motion is denied, the Company expects it could have a material adverse effect on the Company’s future financial position, results of operations and cash flows until such time as Huron is able to redirect the Company’s resources to other Huron assignments, as well as new assignments. As of December 31, 2004 and June 30, 2005, there were no uncollected accounts receivable or unbilled services relating to this client.

Huron Consulting Group Inc.

On May 9, 2005, Huron Consulting Group Inc. (the “Company”) acquired 100% of the outstanding membership interests of Speltz & Weis LLC. The aggregate purchase price of the acquisition was $17.2 million, which consisted of $14.0 million cash paid at closing, notes payable totaling $3.0 million payable in three equal annual installments of $1.0 million (together with accrued interest at 4% per annum) beginning on May 8, 2006, and $0.2 million of transaction costs. Additional purchase consideration may be payable based on the performance of Speltz & Weis LLC during the three-year period beginning June 1, 2005 and ending May 30, 2008. Such amounts will be recorded as an adjustment to goodwill if payable. Also, additional payments may be made based on the amount of revenues the Company receives from certain referrals made by Speltz & Weis LLC employees. Such amounts will be recorded as an expense if payable.

The following unaudited pro forma financial information reflects the estimated effect of the acquisition of Speltz & Weis LLC by the Company.

The pro forma consolidated statements of income for the year ended December 31, 2004 and the nine months ended September 30, 2005 combines the respective statements of the Company and Speltz & Weis LLC as if the acquisition was consummated at the beginning of the period.

These unaudited pro forma consolidated statements of income are based on the assumptions and adjustments as described in the accompanying notes and are based upon the purchase method of accounting. The unaudited pro forma financial information should be read in conjunction with Speltz & Weis LLC’s audited financial statements and notes thereto for the year ended December 31, 2004, as well as the Company’s consolidated financial statements and notes thereto for the year ended December 31, 2004 and the nine months ended September 30, 2005, which are included elsewhere in this prospectus.

The unaudited pro forma consolidated financial information is not necessarily indicative of what actually would have occurred if the acquisition had been effective for the periods presented and should not be taken as representative of our future consolidated results of operations or financial position.

Huron Consulting Group Inc.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2004

(In thousands, except per share amounts)

	Company	Speltz & Weis LLC	Pro Forma Adjustments		Pro Forma Consolidated
Revenues and reimbursable expenses:
Revenues	$159,550	$19,027			$178,577
Reimbursable expenses	14,361	1,663			16,024

Total revenues and reimbursable expenses	173,911	20,690			194,601
Direct costs and reimbursable expenses (exclusive of depreciation and amortization shown in operating expenses):
Direct costs	92,270	13,041			105,311
Stock-based compensation	978	—			978
Intangible assets amortization	—	—	$1,900	(1)	1,900
Reimbursable expenses	14,281	1,663			15,944

Total direct costs and reimbursable expenses	107,529	14,704	1,900		124,133
Operating expenses:
Selling, general and administrative	40,425	311			40,736
Stock-based compensation	433	—			433
Depreciation and amortization	2,365	7	418	(1)	2,790
Restructuring charges	3,475	—			3,475

Total operating expenses	46,698	318	418		47,434

Operating income	19,684	5,668	(2,318)		23,034
Other income (expense)	(692)	16	(120	)(2)	(796)

Income before provision for income taxes	18,992	5,684	(2,438)		22,238
Provision for income taxes	8,128	—	(1,046	)(3)	9,810
			2,728	(4)

Net income	10,864	5,684	(4,120)		12,428
Accrued dividends on 8% preferred stock	931	—	—		931

Net income attributable to common stockholders	$9,933	$5,684	$(4,120)		$11,497

Net income attributable to common stockholders per share:
Basic	$0.77				$0.90
Diluted	$0.72				$0.84

Weighted average shares used in calculating net income attributable to common stockholders per share:
Basic	12,820				12,820
Diluted	13,765				13,765

The accompanying notes are an integral part of the unaudited pro forma financial information.

Huron Consulting Group Inc.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005

(In thousands, except per share amounts)

	Company	Speltz & Weis LLC Jan. 1-May 8, 2005	Pro Forma Adjustments		Pro Forma Consolidated
Revenues and reimbursable expenses:
Revenues	$151,586	$9,149	$(868	)(5)	$159,867
Reimbursable expenses	13,901	907	(122	)(5)	14,686

Total revenues and reimbursable expenses	165,487	10,056	(990)		174,553
Direct costs and reimbursable expenses (exclusive of depreciation and amortization shown in operating expenses):
Direct costs	81,653	8,300	(2,110	)(5)	87,843
Stock-based compensation	3,641	—			3,641
Intangible assets amortization	1,067	—	957	(1)	2,024
Reimbursable expenses	14,065	904	(122	)(5)	14,847

Total direct costs and reimbursable expenses	100,426	9,204	(1,275)		108,355

Operating expenses:
Selling, general and administrative	36,251	172	(101	)(6)	36,322
Stock-based compensation	1,352	—			1,352
Depreciation and amortization	3,861	1	197	(1)	4,059
Restructuring charges	—	—			—

Total operating expenses	41,464	173	96		41,733

Operating income	23,597	679	189		24,465
Other income (expense)	277	6	(43)		240

Income before provision for income taxes	23,874	685	146		24,705
Provision for income taxes	10,624	—	132	(3)	11,084
			328	(4)

Net income	$13,250	$685	$(314)		$13,621

Net income attributable to common stockholders per share:
Basic	$0.85				$0.87
Diluted	$0.79				$0.81
Weighted average shares used in calculating net income attributable to common stockholders per share:
Basic	15,657				15,657
Diluted	16,801				16,801

The accompanying notes are an integral part of the unaudited pro forma financial information.

Notes to unaudited pro forma financial information

1.	This adjustment is to record estimated amortization expense for identifiable intangible assets, which includes customer contracts and customer relationships totaling $2.6 million.

2.	In connection with the acquisition, the Company issued notes payable totaling $3.0 million payable in three equal annual installments of $1.0 million, together with accrued interest at 4% per annum, beginning on May 8, 2006. This adjustment is to record the interest expense relating to these notes.

3.	This adjustment is to record the tax effects of the pro forma adjustments.

4.	This adjustment is to record an income tax provision as if Speltz & Weis LLC had filed its income tax returns on a consolidated basis with the Company.

5.	This adjustment is to eliminate intercompany revenues and expenses and to reverse the bonuses paid to Speltz & Weis LLC’s employees at the closing of the acquisition.

6.	This adjustment is to reverse legal fees incurred by Speltz & Weis LLC that related to the acquisition.